
OLD MUTUAL®
Funds I

Old Mutual Funds I

ANNUAL REPORT

July 31, 2008

Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Asset Allocation Growth Portfolio

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2008, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2008 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. Investing in fixed income securities involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. Government and other higher-quality bonds. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

ABOUT THIS REPORT — concluded

Indexes:

Lehman Brothers U.S. Aggregate Index

The unmanaged Lehman Brothers U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth Indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

Standard & Poor's SuperComposite 1500 Index

The unmanaged Standard & Poor's SuperComposite 1500 ("S&P 1500") Index is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Lehman Brothers.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The investment environment over the past year was marked by extreme volatility, which first surfaced in the third quarter of 2007 and then erupted in the beginning of 2008. Surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style. During the year ended July 31, 2008, U.S. stocks, as measured by the S&P 500 Index, declined by (11.09)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (6.11)% and (14.75)%, respectively. The global economic outlook also remained negative as interest rates, currency markets, consumer demand, energy prices and earnings downgrades resulted in both a loss of confidence among investors and increased risk aversion.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March of 2008. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of individual company fundamentals. Non-U.S. equity markets were also highly volatile as investors reacted adversely to a number of developments such as record commodity prices and other inflationary pressures, weakening conditions in major economies and ongoing tightness in global credit markets.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward to the rest of 2008. While the markets in the short-term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Asset Allocation Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the year ended July 31, 2008, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 0.24% at net asset value, while the S&P 1500 Index returned (10.51)% and the Lehman Brothers U.S. Aggregate Index returned 6.15%.*

- *From a sector perspective, materials and utilities contributed positively to performance, while consumer staples detracted marginally. Industrials, financials and telecommunications services were among the sectors that detracted most from performance during the year.*

- *Monsanto, Dominion Mining and E.ON were among the best performing stock holdings during the year, while NII Holdings, Maxim Integrated Products and SLM were among the top detractors.*

- *Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Dwight Intermediate Fixed Income Fund were the largest contributors to Fund performance, while Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund detracted from Fund performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the year ended July 31, 2008, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 0.24% at net asset value, while the S&P 1500 Index returned (10.51)% and the Lehman Brothers U.S. Aggregate Index returned 6.15%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past year?

A. This past year was a difficult period for equities and high yield bonds but was a good year for other types of bonds. A credit crisis began in the third quarter of 2007 but took a few months to impact equity markets around the world. Returns during the first three months of the year for equities were positive, but were eclipsed by negative returns during the last nine months. Value stocks declined more than growth stocks, while non-U.S. stocks lost more than U.S. stocks, particularly in July of 2008 as the U.S. Dollar gained significantly in strength. The Federal Reserve Board acted by cutting interest rates seven times and facilitating in the bail-out of Bear Stearns. These actions helped to keep most non-high yield bond returns positive.

Q. Which market factors influenced the Fund's relative performance?

A. Growth stocks outperformed value stocks, which had a neutral impact on the Fund as Ibbotson Associates Advisors, LLC ("Ibbotson") maintained a balance between growth and value throughout the year. International equities performed much like U.S. equities during the year and the Fund's exposure to them had a neutral impact. The Fund benefited due to its allocation to Real Estate Investment Trusts ("REITs"), small cap equities and emerging markets. Also, exposure to international bonds helped boost the Fund's relative return.

The Fund's exposure to high yield bonds detracted from Fund performance.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, materials and utilities contributed positively to performance, while consumer staples detracted marginally. Industrials, financials and telecommunications services were among the sectors that detracted most from performance during the year.

Monsanto, Dominion Mining and E.ON were among the best performing stock holdings relative to the benchmark during the year, while NII Holdings, Maxim Integrated Products and SLM were among the top detractors. Each of these stocks is no longer a Fund holding. Global agricultural product provider, Monsanto, performed strongly as demand for genetically modified seeds was expected to continue to grow as farmers use these products to increase their crop yield. Australian energy mining firm, Dominion Mining, performed well as a result of the strong operational performance by its Challenger Gold Mine in South Australia. E.ON, an industrial group in Germany, added value as the company reported strong net profit growth and pledged to double investments in renewable energy sources. Digital wireless communication services provider NII Holdings, which operates Nextel cell phone service in Latin America, detracted from returns because of concerns about Mexico, where the company's subscriber growth missed estimates. Technology firm, Maxim Integrated Products, was hurt due to the pending outcome of a Securities and Exchange Commission litigation against the company. Lastly, SLM, also known as Sallie Mae, an education financing organization, was hurt after a planned buyout of the company was put on hold due to management departures and missteps. The company's stock was further punished by a series of fundamental issues and blunders during the period.

Prior to November 19, 2007, the Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, the Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Dwight Intermediate Fixed Income Fund were the largest contributors to relative performance over the year. Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund detracted the most from relative performance.

Q. What is the investment outlook?

A. Ibbotson notes that yields on U.S. REITs currently exceed U.S. treasury yields, and that valuation ratios on REITs have come down over the last year but remain above their twenty year averages. As a result, Ibbotson expects total returns for REITs to trail as valuations converge toward their averages.

Ibbotson notes also that U.S. stock valuations are favorable after a period of flight to quality and the onset of a recession. Ibbotson believes stocks tend to rally just before the economy turns the corner from recession back to expansion.

Top Ten Holdings as of July 31, 2008	
Old Mutual Barrow Hanley Core Bond Fund	29.5%
Old Mutual Dwight Intermediate Fixed Income Fund	21.3%
Old Mutual International Bond Fund	9.7%
Old Mutual TS&W Mid-Cap Value Fund	8.0%
Old Mutual International Equity Fund	7.2%
Old Mutual Dwight High Yield Fund	7.0%
Old Mutual Advantage Growth Fund	6.6%
Old Mutual Barrow Hanley Value Fund	3.1%
Old Mutual Focused Fund	2.2%
Old Mutual Provident Mid-Cap Growth Fund	2.1%
As a % of Total Fund Investments	96.7%

Asset Allocation Conservative Portfolio

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with front-end load	09/30/04	(5.53)%	3.40%
Class A without front-end load	09/30/04	0.24%	5.01%
Class C with deferred sales load	09/30/04	(1.41)%	4.25%
Class C without deferred sales load	09/30/04	(0.47)%	4.25%
Class Z	12/09/05	0.54%	4.75%
Institutional Class	09/30/04	0.41%	5.27%
S&P 1500 Index	09/30/04	(10.51)%	5.82%
Lehman Brothers U.S. Aggregate Index	09/30/04	6.15%	4.09%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.75% and 1.50%; 2.38% and 2.25%; 4.07% and 1.25%; 1.41% and 1.25%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 98.8%		
Government/Corporate — 67.0%		
Old Mutual Barrow Hanley Core Bond Fund	1,700,711	$ 16,854
Old Mutual Dwight High Yield Fund	430,777	3,993
Old Mutual Dwight Intermediate Fixed Income Fund	1,218,704	12,163
Old Mutual International Bond Fund	535,541	5,559
Total Government/Corporate		38,569
Growth — 6.5%		
Old Mutual Advantage Growth Fund*	430,268	3,756
Total Growth		3,756
Growth-Mid Cap — 2.1%		
Old Mutual Provident Mid-Cap Growth Fund*	130,330	1,219
Total Growth-Mid Cap		1,219
International Equity — 7.1%		
Old Mutual International Equity Fund	362,947	4,090
Total International Equity		4,090
Market Neutral-Equity — 2.0%		
Old Mutual Analytic U.S. Long/Short Fund	91,843	1,155
Total Market Neutral-Equity		1,155
Value — 5.2%		
Old Mutual Barrow Hanley Value Fund	278,730	1,764
Old Mutual Focused Fund	56,520	1,244
Total Value		3,008
Value-Mid Cap — 8.9%		
Old Mutual Mid-Cap Fund	48,633	511
Old Mutual TS&W Mid-Cap Value Fund	512,913	4,586
Total Value-Mid Cap		5,097
Total Affiliated Mutual Funds (Cost $59,588)		56,894

Description	Shares	Value (000)
Money Market Fund — 0.4%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	210,416	$ 210
Total Money Market Fund (Cost $210)		210
Total Investments — 99.2% (Cost $59,798)		57,104
Other Assets and Liabilities, Net — 0.8%		452
Total Net Assets — 100.0%		$ 57,556

For descriptions of abbreviations and footnotes, please refer to page 20.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the year ended July 31, 2008, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned (4.59)% at net asset value, while the S&P 1500 Index returned (10.51)% and the Lehman Brothers U.S. Aggregate Index returned 6.15%.*

- *From a sector perspective, utilities contributed positively to performance, while consumer staples and materials detracted marginally. Industrials, financials and consumer discretionary were among the sectors that detracted most from performance during the year.*

- *Monsanto, Research in Motion and Petroleo Brasileiro were among the best performing stock holdings during the year, while NII Holdings, Maxim Integrated Products and Marubeni were among the top detractors.*

- *Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Dwight Intermediate Fixed Income Fund were the largest contributors to Fund performance, while Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund detracted from Fund performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the year ended July 31, 2008, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned (4.59)% at net asset value, while the S&P 1500 Index returned (10.51)% and the Lehman Brothers U.S. Aggregate Index returned 6.15%. Performance for all share classes can be found on page 10.

Q. What investment environment did the Fund face during the past year?

A. This past year was a difficult period for equities and high yield bonds but was a good year for other types of bonds. A credit crisis began in the third quarter of 2007 but took a few months to impact equity markets around the world. Returns during the first three months of the year for equities were positive, but were eclipsed by negative returns during the last nine months. Value stocks declined more than growth stocks, while non-U.S. stocks lost more than U.S. stocks, particularly in July of 2008 as the U.S. Dollar gained significantly in strength. The Federal Reserve Board acted by cutting interest rates seven times and facilitating in the bail-out of Bear Stearns. These actions helped to keep most non-high yield bond returns positive.

Q. Which market factors influenced the Fund's relative performance?

A. Growth stocks outperformed value stocks, which had a neutral impact on the Fund as Ibbotson Associates Advisors, LLC ("Ibbotson") maintained a balance between growth and value throughout the year. International equities performed much like U.S. equities during the year and the Fund's exposure to them had a neutral impact. The Fund benefited due to its allocation to Real Estate Investment Trusts ("REITs"), small cap equities and emerging markets. Also, exposure to international bonds helped boost the Fund's relative return.

The Fund's exposure to high yield bonds detracted from Fund performance.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, utilities contributed positively to performance, while consumer staples and materials detracted marginally. Industrials, financials and consumer discretionary were among the sectors that detracted most from performance during the year.

Monsanto, Research in Motion and Petroleo Brasileiro were among the best performing stock holdings relative to the benchmark during the year, while NII Holdings, Maxim Integrated Products and Marubeni were among the top detractors. Each of these stocks is no longer a Fund holding. Global agricultural product provider, Monsanto, performed strongly as demand for genetically modified seeds was expected to continue to grow as farmers use these products to increase their crop yield. Research in Motion, a wireless solutions provider, performed well as the company announced plans to sell BlackBerry devices in China and that its first handsets to include Wi-Fi connectivity would be available through AT&T's wireless division. Petroleo Brasileiro, Brazil's top energy company, outperformed during the year due to the stock's attractive valuation, surging oil prices and a significant discovery of oil reserves offshore Brazil. Digital wireless communication services provider, NII Holdings, which operates Nextel cell phone service in Latin America, detracted from returns because of concerns about Mexico, where the company's subscriber growth missed estimates. Technology firm, Maxim Integrated Products, was hurt due to the pending outcome of a Securities Exchange Commission litigation against the company. Lastly, Japan-based trading company, Marubeni, underperformed as shares fell sharply in November amid fluctuating oil and copper prices.

Prior to November 19, 2007, the Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, the Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Dwight Intermediate Fixed Income Fund were the largest contributors to relative performance over the year. Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund detracted the most from relative performance.

Q. What is the investment outlook?

A. Ibbotson notes that yields on U.S. REITs currently exceed U.S. treasury yields, and that valuation ratios on REITs have come down over the last year but remain above their twenty year averages. As a result, Ibbotson expects total returns for REITs to trail as valuations converge toward their averages. Currently, Ibbotson plans to maintain the Fund's underweight in REITs.

Ibbotson notes also that U.S. stock valuations are favorable after a period of flight to quality and the onset of a recession. Ibbotson believes stocks tend to rally just before the economy turns the corner from recession back to expansion.

Top Ten Holdings as of July 31, 2008	
Old Mutual Barrow Hanley Core Bond Fund	15.7%
Old Mutual International Equity Fund	12.5%
Old Mutual Dwight Intermediate Fixed Income Fund	12.3%
Old Mutual Advantage Growth Fund	10.6%
Old Mutual TS&W Mid-Cap Value Fund	8.4%
Old Mutual Barrow Hanley Value Fund	6.2%
Old Mutual International Bond Fund	5.8%
Old Mutual Provident Mid-Cap Growth Fund	4.5%
Old Mutual Analytic U.S. Long/Short Fund	4.5%
Old Mutual Discover Value Fund	4.2%
As a % of Total Fund Investments	84.7%

Asset Allocation Balanced Portfolio

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with front-end load	09/30/04	(10.06)%	4.96%
Class A without front-end load	09/30/04	(4.59)%	6.59%
Class C with deferred sales load	09/30/04	(6.22)%	5.84%
Class C without deferred sales load	09/30/04	(5.34)%	5.84%
Class Z	12/09/05	(4.40)%	4.88%
Institutional Class	09/30/04	(4.46)%	6.85%
S&P 1500 Index	09/30/04	(10.51)%	5.82%
Lehman Brothers U.S. Aggregate Index	09/30/04	6.15%	4.09%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.75% and 1.55%; 2.48% and 2.30%; 3.88% and 1.30%; 1.47% and 1.30%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Legend:
— Old Mutual Asset Allocation Balanced Portfolio, Class A
– – Old Mutual Asset Allocation Balanced Portfolio, Class C
— Old Mutual Asset Allocation Balanced Portfolio, Institutional Class
– – S&P 1500 Index
· · · Lehman Brothers U.S. Aggregate Index

$12,893
$12,431
$12,420
$12,037
$11,661

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



- Sector Fund-Real Estate (1.8%)
- Value (9.5%)
- Market Neutral-Equity (4.5%)
- Value-Mid Cap (10.2%)
- International Equity (12.5%)
- Value-Small Cap (4.2%)
- Growth-Mid Cap (4.5%)
- Aggressive Growth (2.0%)
- Cash Equivalents (0.7%)
- Growth (10.6%)
- Emerging Market-Equity (2.2%)
- Government/Corporate (37.3%)

Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Affiliated Mutual Funds[1] **— 99.3%**		
Aggressive Growth — 2.0%		
Old Mutual Developing Growth Fund*	234,641	$ 3,456
Total Aggressive Growth		3,456
Emerging Market-Equity — 2.2%		
Old Mutual Clay Finlay Emerging Markets Fund	261,938	3,806
Total Emerging Market-Equity		3,806
Government/Corporate — 37.3%		
Old Mutual Barrow Hanley Core Bond Fund	2,731,559	27,070
Old Mutual Dwight High Yield Fund	631,049	5,850
Old Mutual Dwight Intermediate Fixed Income Fund	2,116,442	21,122
Old Mutual International Bond Fund	966,847	10,036
Total Government/Corporate		64,078
Growth — 10.6%		
Old Mutual Advantage Growth Fund*	2,092,033	18,263
Total Growth		18,263
Growth-Mid Cap — 4.5%		
Old Mutual Provident Mid-Cap Growth Fund*	832,754	7,786
Total Growth-Mid Cap		7,786
International Equity — 12.5%		
Old Mutual International Equity Fund	1,907,440	21,497
Total International Equity		21,497
Market Neutral-Equity — 4.5%		
Old Mutual Analytic U.S. Long/Short Fund	614,978	7,736
Total Market Neutral-Equity		7,736
Sector Fund-Real Estate — 1.8%		
Old Mutual Heitman REIT Fund	352,098	3,113
Total Sector Fund-Real Estate		3,113
Value — 9.5%		
Old Mutual Barrow Hanley Value Fund	1,696,657	10,740
Old Mutual Focused Fund	254,470	5,598
Total Value		16,338
Value-Mid Cap — 10.2%		
Old Mutual Mid-Cap Fund	292,032	3,069
Old Mutual TS&W Mid-Cap Value Fund	1,607,330	14,370
Total Value-Mid Cap		17,439

Description	Shares	Value (000)
Value-Small Cap — 4.2%		
Old Mutual Discover Value Fund*	773,937	$ 7,267
Total Value-Small Cap		7,267
Total Affiliated Mutual Funds (Cost $187,705)		170,779
Money Market Fund — 0.7%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	1,177,939	1,178
Total Money Market Fund (Cost $1,178)		1,178
Total Investments — 100.0% (Cost $188,883)		171,957
Other Assets and Liabilities, Net — 0.0%		15
Total Net Assets — 100.0%		$ 171,972

For descriptions of abbreviations and footnotes, please refer to page 20.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

• *For the year ended July 31, 2008, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned (7.86)% at net asset value, while the S&P 1500 Index returned (10.51)% and the Lehman Brothers U.S. Aggregate Index returned 6.15%.*

• *From a sector perspective, utilities contributed positively to performance, while materials and consumer staples detracted marginally. Industrials, financials and information technology were among the sectors that detracted most from performance during the year.*

• *Monsanto, Petroleo Brasileiro and Leighton Holdings were among the best performing stock holdings during the year, while NII Holdings, Maxim Integrated Products and Societe Generale were among the top detractors.*

• *Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Focused Fund were the largest contributors to Fund performance, while Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund detracted from Fund performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the year ended July 31, 2008, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned (7.86)% at net asset value, while the S&P 1500 Index returned (10.51)% and the Lehman Brothers U.S. Aggregate Index returned 6.15%. Performance for all share classes can be found on page 14.

Q. What investment environment did the Fund face during the past year?

A. This past year was a difficult period for equities and high yield bonds but was a good year for other types of bonds. A credit crisis began in the third quarter of 2007 but took a few months to impact equity markets around the world. Returns during the first three months of the year for equities were positive, but were eclipsed by negative returns during the last nine months. Value stocks declined more than growth stocks, while non-U.S. stocks lost more than U.S. stocks, particularly in July of 2008 as the U.S. Dollar gained significantly in strength. The Federal Reserve Board acted by cutting interest rates seven times and facilitating in the bail-out of Bear Stearns. These actions helped to keep most non-high yield bond returns positive.

Q. Which market factors influenced the Fund's relative performance?

A. Growth stocks outperformed value stocks, which had a neutral impact on the Fund as Ibbotson Associates Advisors, LLC ("Ibbotson") maintained a balance between growth and value throughout the year. International equities performed much like U.S. equities during the year and the Fund's exposure to them had a neutral impact. The Fund benefited due to its allocation to Real Estate Investment Trusts ("REITs"), small cap equities and emerging markets. Also, exposure to international bonds helped boost the Fund's relative return.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, utilities contributed positively to performance, while materials and consumer staples detracted marginally. Industrials, financials and information technology were among the sectors that detracted most from performance during the year.

Monsanto, Leighton Holdings and Petroleo Brasileiro were among the best performing stock holdings relative to the benchmark during the year, while NII Holdings, Maxim Integrated Products and Societe Generale were among the top detractors. Each of these stocks is no longer a Fund holding. Global agricultural product provider, Monsanto, performed strongly as demand for genetically modified seeds was expected to continue to grow as farmers use these products to increase their crop yield. Leighton Holdings, a construction and contracting services firm, added value as shares of the builder advanced on news that it had won $650 million of contracts in United Arab Emirates through partner Al Habtoor Engineering. Petroleo Brasileiro, Brazil's top energy company, outperformed during the year due to the stock's attractive valuation, surging oil prices and a significant discovery of oil reserves offshore Brazil. Digital wireless communication services provider, NII Holdings, which operates Nextel cell phone service in Latin America, detracted from returns because of concerns about Mexico, where the company's subscriber growth missed estimates. Technology firm, Maxim Integrated Products, was hurt due to the pending outcome of a Securities and Exchange Commission litigation against the company. Lastly, French bank Societe Generale's shares fell amid concerns that a plan by a consortium of central banks to ease the global credit crunch would not be enough to avert an economic slowdown.

Prior to November 19, 2007, the Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, the Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Focused Fund were the largest contributors to relative performance over the year. Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund detracted the most from relative performance.

Q. What is the investment outlook?

A. Ibbotson notes that yields on U.S. REITs currently exceed U.S. treasury yields, and that valuation ratios on REITs have come down over the last year but remain above their twenty year averages. As a result, Ibbotson expects total returns for REITs to trail as valuations converge toward their averages. Currently, Ibbotson plans to maintain the Fund's underweight in REITs.

Ibbotson notes also that U.S. stock valuations are favorable after a period of flight to quality and the onset of a recession. Ibbotson believes stocks tend to rally just before the economy turns the corner from recession back to expansion.

Top Ten Holdings as of July 31, 2008	
Old Mutual International Equity Fund	17.8%
Old Mutual Advantage Growth Fund	12.6%
Old Mutual TS&W Mid-Cap Value Fund	9.8%
Old Mutual Barrow Hanley Value Fund	7.7%
Old Mutual Barrow Hanley Core Bond Fund	7.3%
Old Mutual Discover Value Fund	6.5%
Old Mutual Dwight Intermediate Fixed Income Fund	5.9%
Old Mutual Analytic U.S. Long/Short Fund	5.6%
Old Mutual Provident Mid-Cap Growth Fund	5.4%
Old Mutual Focused Fund	4.3%
As a % of Total Fund Investments	82.9%

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with front-end load	09/30/04	(13.16)%	5.57%
Class A without front-end load	09/30/04	(7.86)%	7.22%
Class C with deferred sales load	09/30/04	(9.40)%	6.43%
Class C without deferred sales load	09/30/04	(8.55)%	6.43%
Class Z	12/09/05	(7.64)%	4.66%
Institutional Class	09/30/04	(7.59)%	7.51%
S&P 1500 Index	09/30/04	(10.51)%	5.82%
Lehman Brothers U.S. Aggregate Index	09/30/04	6.15%	4.09%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.93% and 1.55%; 2.62% and 2.30%; 4.14% and 1.30%; 1.57% and 1.30%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



14

Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 99.3%		
Aggressive Growth — 3.6%		
Old Mutual Developing Growth Fund*	534,114	$ 7,868
Total Aggressive Growth		7,868
Emerging Market-Equity — 3.2%		
Old Mutual Clay Finlay Emerging Markets Fund	480,316	6,979
Total Emerging Market-Equity		6,979
Government/Corporate — 16.3%		
Old Mutual Barrow Hanley Core Bond Fund	1,603,964	15,895
Old Mutual Dwight Intermediate Fixed Income Fund	1,290,396	12,878
Old Mutual International Bond Fund	634,948	6,591
Total Government/Corporate		35,364
Growth — 12.7%		
Old Mutual Advantage Growth Fund*	3,138,720	27,401
Total Growth		27,401
Growth-Mid Cap — 5.4%		
Old Mutual Provident Mid-Cap Growth Fund*	1,252,185	11,708
Total Growth-Mid Cap		11,708
International Equity — 17.9%		
Old Mutual International Equity Fund	3,430,542	38,662
Total International Equity		38,662
Market Neutral-Equity — 5.6%		
Old Mutual Analytic U.S. Long/Short Fund	959,575	12,072
Total Market Neutral-Equity		12,072
Sector Fund-Real Estate — 4.0%		
Old Mutual Heitman REIT Fund	975,240	8,621
Total Sector Fund-Real Estate		8,621
Value — 12.0%		
Old Mutual Barrow Hanley Value Fund	2,632,703	16,665
Old Mutual Focused Fund	428,205	9,421
Total Value		26,086
Value-Mid Cap — 12.1%		
Old Mutual Mid-Cap Fund	458,747	4,821
Old Mutual TS&W Mid-Cap Value Fund	2,381,782	21,293
Total Value-Mid Cap		26,114

Description	Shares	Value (000)
Value-Small Cap — 6.5%		
Old Mutual Discover Value Fund*	1,497,253	$ 14,059
Total Value-Small Cap		14,059
Total Affiliated Mutual Funds (Cost $245,746)		214,934
Money Market Fund — 0.8%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	1,757,290	1,757
Total Money Market Fund (Cost $1,757)		1,757
Total Investments — 100.1% (Cost $247,503)		216,691
Other Assets and Liabilities, Net — (0.1)%		(120)
Total Net Assets — 100.0%		$ 216,571

For descriptions of abbreviations and footnotes, please refer to page 20.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

• *The Old Mutual Asset Allocation Growth Portfolio (the "Fund") slightly underperformed its benchmark, the S&P 1500 Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (11.45)% return at net asset value during the year, while the Index posted a return of (10.51)%.*

• *From a sector perspective, utilities contributed positively to performance, while materials and consumer staples detracted marginally. Industrials, financials and information technology were among the sectors that detracted most from performance during the year.*

• *Monsanto, Petroleo Brasileiro and Gilead Sciences were among the best performing stock holdings during the year, while NII Holdings, Maxim Integrated Products and Societe Generale were among the top detractors.*

• *Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Focused Fund were the largest contributors to Fund performance, while Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund detracted from Fund performance.*

Q. **How did the Fund perform relative to its benchmark?**

A. The Old Mutual Asset Allocation Growth Portfolio (the "Fund") slightly underperformed its benchmark, the S&P 1500 Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (11.45)% return at net asset value during the year, while the Index posted a return of (10.51)%. Performance for all share classes can be found on page 18.

Q. **What investment environment did the Fund face during the past year?**

A. This past year was a difficult period for equities and high yield bonds but was a good year for other types of bonds. A credit crisis began in the third quarter of 2007 but took a few months to impact equity markets around the world. Returns during the first three months of the year for equities were positive, but were eclipsed by negative returns during the last nine months. Value stocks declined more than growth stocks, while non-U.S. stocks lost more than U.S. stocks, particularly in July of 2008 as the U.S. Dollar gained significantly in strength. The Federal Reserve Board acted by cutting interest rates seven times and facilitating in the bail-out of Bear Stearns. These actions helped to keep most non-high yield bond returns positive.

Q. **Which market factors influenced the Fund's relative performance?**

A. Growth stocks outperformed value stocks, which had a neutral impact on the Fund as Ibbotson Associates Advisors, LLC ("Ibbotson") maintained a balance between growth and value throughout the year. International equities performed much like U.S. equities during the year and the Fund's exposure to them had a neutral impact. Overall, the Fund benefited due to its allocation to Real Estate Investment Trusts ("REITs"), small cap equities and emerging markets.

Q. **How did portfolio composition affect Fund performance?**

A. From a sector perspective, utilities contributed positively to performance, while materials and consumer staples detracted marginally. Industrials, financials and information technology were among the sectors that detracted most from performance during the year.

Monsanto, Petroleo Brasileiro and Gilead Sciences were among the best performing stock holdings relative to the benchmark during the year, while NII Holdings, Maxim Integrated Products and Societe Generale were among the top detractors. Each of these stocks is no longer a Fund holding. Global agricultural product provider, Monsanto, performed strongly as demand for genetically modified seeds was expected to continue to grow as farmers use these products to increase their crop yield. Petroleo Brasileiro, Brazil's top energy company, outperformed during the year due to the stock's attractive valuation, surging oil prices and a significant discovery of oil reserves offshore Brazil. Gilead Sciences, a biopharmaceutical company, performed well as the company was poised for excellent sales growth opportunities due to its strong drug pipeline. Digital wireless communication services provider NII Holdings, which operates Nextel cell phone service in Latin America, detracted from returns because of concerns about Mexico, where the company's subscriber growth missed estimates. Technology firm Maxim Integrated Products' stock price continued to perform poorly due to an announcement that the company was further delaying the filing of their updated financials, as auditors requested two additional years restatement due to option re-pricing issues. Lastly, French bank Societe Generale's shares fell amid concerns that a plan by a consortium of central banks to ease the global credit crunch will not be enough to avert an economic slowdown.

Prior to November 19, 2007, the Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, the Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual TS&W Mid-Cap Value Fund and Old Mutual Focused Fund were the largest contributors to relative performance over the year. Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund detracted the most from relative performance.

Q. What is the investment outlook?

A. Ibbotson notes that yields on U.S. REITs currently exceed U.S. treasury yields, and that valuation ratios on REITs have come down over the last year but remain above their twenty year averages. As a result, Ibbotson expects total returns for REITs to trail as valuations converge toward their averages. Currently, Ibbotson plans to maintain the Fund's underweight in REITs.

Ibbotson notes also that U.S. stock valuations are favorable after a period of flight to quality and the onset of a recession. Ibbotson believes stocks tend to rally just before the economy turns the corner from recession back to expansion.

Top Ten Holdings as of July 31, 2008	
Old Mutual International Equity Fund	23.1%
Old Mutual Advantage Growth Fund	15.8%
Old Mutual Barrow Hanley Value Fund	10.4%
Old Mutual TS&W Mid-Cap Value Fund	9.2%
Old Mutual Discover Value Fund	7.9%
Old Mutual Heitman REIT Fund	6.3%
Old Mutual Analytic U.S. Long/Short Fund	6.0%
Old Mutual Focused Fund	5.6%
Old Mutual Developing Growth Fund	5.1%
Old Mutual Provident Mid-Cap Growth Fund	5.0%
As a % of Total Fund Investments	94.4%

Asset Allocation Growth Portfolio

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with front-end load	09/30/04	(16.52)%	6.47%
Class A without front-end load	09/30/04	(11.45)%	8.13%
Class C with deferred sales load	09/30/04	(12.90)%	7.33%
Class C without deferred sales load	09/30/04	(12.08)%	7.33%
Class Z	12/09/05	(11.25)%	4.11%
Institutional Class	09/30/04	(11.32)%	8.37%
S&P 1500 Index	09/30/04	(10.51)%	5.82%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.99% and 1.60%; 2.73% and 2.35%; 3.66% and 1.35%; 1.61% and 1.35%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



18

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2008

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 99.2%		
Aggressive Growth — 5.1%		
Old Mutual Developing Growth Fund*	524,422	$ 7,725
Total Aggressive Growth		7,725
Emerging Market-Equity — 3.2%		
Old Mutual Clay Finlay Emerging Markets Fund	328,861	4,778
Total Emerging Market-Equity		4,778
Growth — 15.8%		
Old Mutual Advantage Growth Fund*	2,737,238	23,896
Total Growth		23,896
Growth-Mid Cap — 5.0%		
Old Mutual Provident Mid-Cap Growth Fund*	803,862	7,516
Total Growth-Mid Cap		7,516
International Equity — 23.1%		
Old Mutual International Equity Fund	3,106,033	35,005
Total International Equity		35,005
Market Neutral-Equity — 6.0%		
Old Mutual Analytic U.S. Long/Short Fund	723,709	9,104
Total Market Neutral-Equity		9,104
Sector Fund-Real Estate — 6.3%		
Old Mutual Heitman REIT Fund	1,081,049	9,556
Total Sector Fund-Real Estate		9,556
Value — 16.0%		
Old Mutual Barrow Hanley Value Fund	2,485,900	15,736
Old Mutual Focused Fund	387,180	8,518
Total Value		24,254
Value-Mid Cap — 10.8%		
Old Mutual Mid-Cap Fund	231,256	2,430
Old Mutual TS&W Mid-Cap Value Fund	1,567,447	14,013
Total Value-Mid Cap		16,443

Description	Shares	Value (000)
Value-Small Cap — 7.9%		
Old Mutual Discover Value Fund*	1,282,163	$ 12,040
Total Value-Small Cap		12,040
Total Affiliated Mutual Funds (Cost $176,023)		150,317
Money Market Fund — 0.8%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	1,199,783	1,200
Total Money Market Fund (Cost $1,200)		1,200
Total Investments — 100.0% (Cost $177,223)		151,517
Other Assets and Liabilities, Net — (0.0)%		(2)
Total Net Assets — 100.0%		$ 151,515

For descriptions of abbreviations and footnotes, please refer to page 20.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of July 31, 2008.

Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JULY 31, 2008

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Assets:				
Investment in Affiliated Funds, at cost	$ 59,588	$ 187,705	$ 245,746	$ 176,023
Investment in Unaffiliated Funds, at cost	210	1,178	1,757	1,200
Investment in Affiliated Funds, at value	$ 56,894	$ 170,779	$ 214,934	$ 150,317
Investment in Unaffiliated Funds, at value	210	1,178	1,757	1,200
Cash	370	—	—	—
Receivable for Capital Shares Sold	373	420	586	391
Receivable from Investment Adviser	31	84	91	113
Receivable for Dividends and Interest	1	1	2	3
Other Assets	6	15	19	14
Total Assets	57,885	172,477	217,389	152,038
Liabilities:				
Payable for Capital Shares Redeemed	241	229	524	268
Payable for Administration Fees	4	12	15	11
Payable for Distribution Fees	8	26	36	21
Payable for Management Fees	11	37	56	41
Payable for Trustees' Fees	1	—	1	1
Accrued Expenses	64	201	186	181
Total Liabilities	329	505	818	523
Net Assets	$ 57,556	$ 171,972	$ 216,571	$ 151,515
Net Assets:				
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 57,490	$ 174,276	$ 221,389	$ 160,744
Undistributed Net Investment Income / (Accumulated Net Investment Loss)	96	(14)	(8)	(10)
Accumulated Net Realized Gain on Investments	2,664	14,636	26,002	16,487
Net Unrealized Depreciation on Investments	(2,694)	(16,926)	(30,812)	(25,706)
Net Assets	$ 57,556	$ 171,972	$ 216,571	$ 151,515
Net Assets – Class A	$ 15,858	$ 44,959	$ 52,854	$ 43,129
Net Assets – Class C	34,242	120,085	154,281	83,127
Net Assets – Class Z	640	732	600	750
Net Assets – Institutional Class	6,816	6,196	8,836	24,509
Outstanding Shares of Beneficial Interest – Class A	1,473,855	3,990,158	4,437,256	3,498,165
Outstanding Shares of Beneficial Interest – Class C	3,212,169	10,751,675	13,267,491	6,958,300
Outstanding Shares of Beneficial Interest – Class Z	59,324	64,769	49,964	60,272
Outstanding Shares of Beneficial Interest – Institutional Class	631,475	549,408	735,699	1,969,524
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.76	$ 11.27	$ 11.91	$ 12.33
Maximum Offering Price Per Share – Class A (Net Asset Value/94.25%)	$ 11.42	$ 11.96	$ 12.64	$ 13.08
Net Asset Value and Offering Price Per Share – Class C^†	$ 10.66	$ 11.17	$ 11.63	$ 11.95
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 10.78	$ 11.31	$ 12.02	$ 12.45
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.79	$ 11.28	$ 12.01	$ 12.44

† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's Prospectus.
^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Investment Income:				
Dividends from Affiliated Funds	$ 1,241	$ 2,582	$ 2,052	$ 845
Dividends	145	1,088	1,201	1,535
Interest	448	987	612	31
Less: Foreign Taxes Withheld	(3)	(22)	(39)	(40)
Total Investment Income	1,831	4,635	3,826	2,371
Expenses:				
Management Fees	193	736	1,078	833
Administration Fees	51	174	233	172
Trustees' Fees	10	31	42	31
Custodian Fees	46	115	112	129
Professional Fees	29	96	130	94
Registration and SEC Fees	57	82	72	80
Printing Fees	12	37	59	51
Transfer Agent Fees	95	216	369	298
Website Fees	—	3	5	4
Distribution Fees:				
Class A Service Fees	35	124	143	133
Class C Service Fees	77	300	424	242
Class C Distribution (12b-1) Fees	230	900	1,271	725
Other Expenses	41	81	79	46
Total Expenses	876	2,895	4,017	2,838
Less:				
Net Waiver of Management Fees	(182)	(367)	(665)	(596)
Expense Reduction[1]	(2)	(6)	(11)	(9)
Net Expenses	692	2,522	3,341	2,233
Net Investment Income	1,139	2,113	485	138
Net Realized Gain from Investment Transactions[2][4]	3,139	17,958	31,126	21,393
Net Realized Gain (Loss) on Foreign Currency Transactions	59	99	115	(4)
Net Increase from Payments by Affiliates[3]	—	3	6	5
Net Change in Unrealized Depreciation on Investments	(4,683)	(28,865)	(51,921)	(42,637)
Net Change in Unrealized Depreciation on Forward Foreign Currency Contracts and Foreign Currency Transactions	(61)	(127)	(112)	(2)
Net Realized and Unrealized Loss on Investments	(1,546)	(10,932)	(20,786)	(21,245)
Decrease in Net Assets Resulting from Operations	$ (407)	$ (8,819)	$ (20,301)	$ (21,107)

[1] All expense reductions are for transfer agent expenses. See note 2.

[2] Includes net realized gains recognized by the Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio of $2,672, $12,886, $23,254 and $17,154, respectively, as a result of the transaction to change from a "fund of managers" structure to a "fund of funds" structure. See Note 1.

[3] See Note 2.

[4] See Note 7 for total net realized gain (loss) on investments in Affiliated Funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07
Investment Activities:								
Net Investment Income (Loss)	$ 1,139	$ 920	$ 2,113	$ 1,681	$ 485	$ 701	$ 138	$ (165)
Net Realized Gain from Investments and Foreign Currency Transactions	3,198	771	18,057	6,747	31,241	10,149	21,389	7,260
Net Increase from Payment by Affiliates[1]	—	—	3	—	6	—	5	—
Net Change in Unrealized Appreciation (Depreciation) on Investments, Forward Foreign Currency Contracts and Foreign Currency Transactions	(4,744)	1,512	(28,992)	8,504	(52,033)	15,652	(42,639)	12,911
Net Increase (Decrease) in Net Assets Resulting from Operations	(407)	3,203	(8,819)	16,932	(20,301)	26,502	(21,107)	20,006
Dividends and Distributions to Shareholders From:								
Net Investment Income:								
Class A	(387)	(288)	(1,092)	(601)	(692)	(288)	(823)	—
Class C	(751)	(413)	(2,322)	(587)	(2,629)	(37)	(1,844)	—
Class Z	(17)	(6)	(14)	(4)	(6)	—	(10)	—
Institutional Class	(179)	(159)	(135)	(222)	(77)	(63)	(259)	—
Net Realized Gains from Investment Transactions:								
Class A	(307)	(46)	(2,504)	(722)	(2,936)	(855)	(2,674)	(696)
Class C	(653)	(92)	(5,850)	(1,348)	(8,937)	(2,019)	(4,960)	(1,187)
Class Z	(14)	—	(32)	—	(27)	—	(33)	—
Institutional Class	(137)	(25)	(71)	(234)	(351)	(137)	(897)	(314)
Total Dividends and Distributions	(2,445)	(1,029)	(12,020)	(3,718)	(15,655)	(3,399)	(11,500)	(2,197)
Capital Share Transactions:								
Class A								
Shares Issued	8,004	7,150	14,930	17,743	16,345	24,638	15,128	28,470
Shares Issued upon Reinvestment of Distributions	566	258	2,851	1,016	2,736	853	2,429	463
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(4,552)	(4,000)	(18,149)	(9,355)	(16,989)	(19,562)	(20,216)	(9,298)
Total Class A Capital Share Transactions	4,018	3,408	(368)	9,404	2,092	5,929	(2,659)	19,635
Class C								
Shares Issued	19,126	14,024	48,350	52,194	54,274	74,395	26,517	49,791
Shares Issued upon Reinvestment of Distributions	719	244	4,333	995	5,832	1,043	4,253	726
Redemption Fees	—	—	1	—	—	—	—	—
Shares Redeemed	(9,650)	(7,920)	(26,943)	(13,208)	(40,683)	(24,565)	(24,936)	(13,067)
Total Class C Capital Share Transactions	10,195	6,348	25,741	39,981	19,423	50,873	5,834	37,450
Class Z								
Shares Issued	335	507	255	573	120	515	209	638
Shares Issued upon Reinvestment of Distributions	31	6	46	4	33	—	43	—
Shares Redeemed	(213)	—	(76)	—	(5)	—	(15)	—
Total Class Z Capital Share Transactions	153	513	225	577	148	515	237	638
Institutional Class								
Shares Issued	1,171	185	5,411	1,048	3,472	4,463	12,686	7,288
Shares Issued upon Reinvestment of Distributions	316	184	206	456	427	200	1,155	314
Shares Redeemed	(76)	(611)	(13,628)	(1,871)	(7,538)	(943)	(11,266)	(915)
Total Institutional Class Capital Share Transactions	1,411	(242)	(8,011)	(367)	(3,639)	3,720	2,575	6,687
Increase in Net Assets Derived from Capital Shares Transactions	15,777	10,027	17,587	49,595	18,024	61,037	5,987	64,410
Total Increase (Decrease) in Net Assets	12,925	12,201	(3,252)	62,809	(17,932)	84,140	(26,620)	82,219
Net Assets:								
Beginning of Period	44,631	32,430	175,224	112,415	234,503	150,363	178,135	95,916
End of Period	$57,556	$44,631	$171,972	$175,224	$216,571	$234,503	$151,515	$178,135
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ 96	$ 91	$ (14)	$ 186	$ (8)	$ 270	$ (10)	$ (186)

[1] See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period Ended July 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2008	$11.30	$0.29	$(0.25)	$—	$0.04	$(0.31)	$(0.27)	$(0.58)	$10.76	0.24%	$15,858	0.93%	1.31%	2.62%	49.27%
2007	10.64	0.30	0.69	—	0.99	(0.28)	(0.05)	(0.33)	11.30	9.40%	12,605	1.50%	1.94%	2.73%	130.47%
2006	10.53	0.26	0.10	—	0.36	(0.20)	(0.05)	(0.25)	10.64	3.39%	8,588	1.50%	2.35%	2.46%	146.84%
2005**	10.00	0.16	0.47	—	0.63	(0.10)	—	(0.10)	10.53	6.36%	6,684	1.50%	4.68%	1.87%	170.31%
Class C															
2008	$11.25	$0.21	$(0.25)	$—	$(0.04)	$(0.28)	$(0.27)	$(0.55)	$10.66	(0.47)%	$34,242	1.67%	1.95%	1.86%	49.27%
2007	10.60	0.22	0.68	—	0.90	(0.20)	(0.05)	(0.25)	11.25	8.57%	25,812	2.25%	2.57%	1.98%	130.47%
2006	10.50	0.18	0.10	—	0.28	(0.13)	(0.05)	(0.18)	10.60	2.63%	18,253	2.25%	2.75%	1.74%	146.84%
2005**	10.00	0.10	0.47	—	0.57	(0.07)	—	(0.07)	10.50	5.75%	7,914	2.25%	4.92%	1.15%	170.31%
Class Z															
2008	$11.30	$0.32	$(0.25)	$—	$0.07	$(0.32)	$(0.27)	$(0.59)	$10.78	0.54%	$640	0.67%	4.34%	2.86%	49.27%
2007	10.65	0.34	0.67	—	1.01	(0.31)	(0.05)	(0.36)	11.30	9.55%	514	1.25%	11.45%	3.01%	130.47%
2006***	10.60	0.19	0.09	—	0.28	(0.18)	(0.05)	(0.23)	10.65	2.63%	1	1.25%	757.79%	2.80%	146.84%
Institutional Class															
2008	$11.32	$0.32	$(0.26)	$—	$0.06	$(0.32)	$(0.27)	$(0.59)	$10.79	0.41%	$6,816	0.69%	1.05%	2.87%	49.27%
2007	10.65	0.33	0.70	—	1.03	(0.31)	(0.05)	(0.36)	11.32	9.74%	5,700	1.25%	1.60%	2.98%	130.47%
2006	10.54	0.29	0.10	—	0.39	(0.23)	(0.05)	(0.28)	10.65	3.64%	5,588	1.25%	1.75%	2.71%	146.84%
2005**	10.00	0.16	0.50	—	0.66	(0.12)	—	(0.12)	10.54	6.60%	5,193	1.25%	6.95%	1.82%	170.31%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2008	$12.68	$0.21	$(0.74)#	$—	$(0.53)	$(0.26)	$(0.62)	$(0.88)	$11.27	(4.59)%#	$44,959	0.94%	1.13%	1.71%	51.96%
2007	11.45	0.20	1.41	—	1.61	(0.17)	(0.21)	(0.38)	12.68	14.20%	51,321	1.55%	1.69%	1.59%	121.42%
2006	11.02	0.16	0.47	—	0.63	(0.12)	(0.08)	(0.20)	11.45	5.76%	37,679	1.55%	1.82%	1.40%	129.99%
2005**	10.00	0.10	0.98	—	1.08	(0.06)	—	(0.06)	11.02	10.83%	19,481	1.55%	4.42%	1.13%	125.19%
Class C															
2008	$12.64	$0.11	$(0.73)#	$—	$(0.62)	$(0.23)	$(0.62)	$(0.85)	$11.17	(5.34)%#	$120,085	1.67%	1.85%	0.92%	51.96%
2007	11.42	0.10	1.41	—	1.51	(0.08)	(0.21)	(0.29)	12.64	13.38%	109,348	2.30%	2.44%	0.85%	121.42%
2006	11.00	0.07	0.48	—	0.55	(0.05)	(0.08)	(0.13)	11.42	5.00%	61,845	2.30%	2.54%	0.66%	129.99%
2005**	10.00	0.03	1.00	—	1.03	(0.03)	—	(0.03)	11.00	10.31%	24,342	2.30%	4.92%	0.38%	125.19%
Class Z															
2008	$12.70	$0.23	$(0.74)#	$—	$(0.51)	$(0.26)	$(0.62)	$(0.88)	$11.31	(4.40)%#	$732	0.65%	5.13%	1.91%	51.96%
2007	11.46	0.26	1.39	—	1.65	(0.20)	(0.21)	(0.41)	12.70	14.55%	586	1.30%	11.24%	2.02%	121.42%
2006***	11.26	0.12	0.28	—	0.40	(0.12)	(0.08)	(0.20)	11.46	3.57%	1	1.30%	771.22%	1.60%	129.99%
Institutional Class															
2008	$12.71	$0.27	$(0.78)#	$—	$(0.51)	$(0.30)	$(0.62)	$(0.92)	$11.28	(4.46)%#	$6,196	0.85%	1.41%	2.24%	51.96%
2007	11.46	0.23	1.43	—	1.66	(0.20)	(0.21)	(0.41)	12.71	14.64%	13,969	1.30%	1.39%	1.84%	121.42%
2006	11.04	0.19	0.46	—	0.65	(0.15)	(0.08)	(0.23)	11.46	5.91%	12,890	1.30%	1.47%	1.64%	129.99%
2005**	10.00	0.10	1.01	—	1.11	(0.07)	—	(0.07)	11.04	11.15%	11,303	1.30%	6.08%	1.14%	125.19%

  * Per share amounts for the year or period are calculated based on average outstanding shares.
 ** Fund commenced operations September 30, 2004.
*** Class commenced operations on December 9, 2005.
 \# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.
 † Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.
†† Ratios for periods less than one year have been annualized.
 (1) Ratio does not include expenses of the underlying funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets[††,(1)]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[††,(1)]	Ratio of Net Investment Income (Loss) to Average Net Assets[††]	Portfolio Turnover Rate[†]
OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO															
Class A															
2008	$ 13.76	$ 0.10	$(1.11)#	$—	$(1.01)	$(0.15)	$(0.69)	$(0.84)	$11.91	(7.86)%#	$ 52,854	0.89%	1.26%	0.74%	43.04%
2007	12.07	0.11	1.86	—	1.97	(0.07)	(0.21)	(0.28)	13.76	16.49%	58,969	1.55%	1.73%	0.84%	112.42%
2006	11.30	0.09	0.76	—	0.85	(0.03)	(0.05)	(0.08)	12.07	7.58%	46,242	1.55%	1.91%	0.76%	111.99%
2005**	10.00	0.06	1.25	—	1.31	(0.01)	—	(0.01)	11.30	13.11%	17,736	1.55%	4.92%	0.70%	98.50%
Class C															
2008	$ 13.59	$ —	$(1.08)#	$—	$(1.08)	$(0.19)	$(0.69)	$(0.88)	$11.63	(8.55)%#	$ 154,281	1.63%	1.88%	(0.02)%	43.04%
2007	11.95	0.01	1.84	—	1.85	—	(0.21)	(0.21)	13.59	15.63%	161,855	2.30%	2.43%	0.09%	112.42%
2006	11.24	—	0.76	—	0.76	—	(0.05)	(0.05)	11.95	6.80%	95,984	2.30%	2.62%	0.01%	111.99%
2005**	10.00	—	1.24	—	1.24	—	—	—	11.24	12.44%	30,905	2.30%	5.44%	(0.03)%	98.50%
Class Z															
2008	$ 13.84	$ 0.13	$(1.11)#	$—	$(0.98)	$(0.15)	$(0.69)	$(0.84)	$12.02	(7.64)%#	$ 600	0.61%	4.40%	0.97%	43.04%
2007	12.12	0.20	1.83	—	2.03	(0.10)	(0.21)	(0.31)	13.84	16.91%	530	1.30%	11.43%	1.40%	112.42%
2006***	11.70	0.08	0.43	—	0.51	(0.04)	(0.05)	(0.09)	12.12	4.45%	1	1.30%	764.76%	0.98%	111.99%
Institutional Class															
2008	$ 13.82	$ 0.13	$(1.11)#	$—	$(0.98)	$(0.14)	$(0.69)	$(0.83)	$12.01	(7.59)%#	$ 8,836	0.70%	0.99%	0.98%	43.04%
2007	12.12	0.15	1.86	—	2.01	(0.10)	(0.21)	(0.31)	13.82	16.74%	13,149	1.30%	1.37%	1.12%	112.42%
2006	11.33	0.12	0.76	—	0.88	(0.04)	(0.05)	(0.09)	12.12	7.86%	8,136	1.30%	1.56%	1.00%	111.99%
2005**	10.00	0.07	1.27	—	1.34	(0.01)	—	(0.01)	11.33	13.43%	6,279	1.30%	6.81%	0.79%	98.50%
OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO															
Class A															
2008	$ 14.82	$ 0.07	$(1.67)#	$—	$(1.60)	$(0.20)	$(0.69)	$(0.89)	$12.33	(11.45)%#	$ 43,129	0.91%	1.26%	0.48%	45.80%
2007	12.70	0.03	2.34	—	2.37	—	(0.25)	(0.25)	14.82	18.76%	55,755	1.60%	1.83%	0.24%	104.92%
2006	11.68	0.02	1.12	—	1.14	(0.02)	(0.10)	(0.12)	12.70	9.75%	30,459	1.60%	2.22%	0.17%	94.12%
2005**	10.00	0.03	1.66	—	1.69	(0.01)	—	(0.01)	11.68	16.91%	10,443	1.60%	5.02%	0.33%	59.93%
Class C															
2008	$ 14.53	$ (0.04)	$(1.61)#	$—	$(1.65)	$(0.24)	$(0.69)	$(0.93)	$11.95	(12.08)%#	$ 83,127	1.66%	2.01%	(0.29)%	45.80%
2007	12.55	(0.07)	2.30	—	2.23	—	(0.25)	(0.25)	14.53	17.86%	96,805	2.35%	2.56%	(0.50)%	104.92%
2006	11.61	(0.07)	1.11	—	1.04	—	(0.10)	(0.10)	12.55	8.97%	50,152	2.35%	2.93%	(0.58)%	94.12%
2005**	10.00	(0.04)	1.65	—	1.61	—	—	—	11.61	16.15%	13,256	2.35%	5.63%	(0.44)%	59.93%
Class Z															
2008	$ 14.91	$ 0.09	$(1.67)#	$—	$(1.58)	$(0.19)	$(0.69)	$(0.88)	$12.45	(11.25)%#	$ 750	0.61%	5.47%	0.68%	45.80%
2007	12.74	0.12	2.30	—	2.42	—	(0.25)	(0.25)	14.91	19.09%	648	1.35%	10.49%	0.77%	104.92%
2006***	12.23	0.03	0.61	—	0.64	(0.03)	(0.10)	(0.13)	12.74	5.23%	1	1.35%	758.31%	0.39%	94.12%
Institutional Class															
2008	$ 14.91	$ 0.09	$(1.68)#	$—	$(1.59)	$(0.19)	$(0.69)	$(0.88)	$12.44	(11.32)%#	$ 24,509	0.64%	0.84%	0.67%	45.80%
2007	12.75	0.07	2.34	—	2.41	—	(0.25)	(0.25)	14.91	19.00%	24,927	1.35%	1.38%	0.51%	104.92%
2006	11.70	0.06	1.12	—	1.18	(0.03)	(0.10)	(0.13)	12.75	10.08%	15,304	1.35%	1.68%	0.47%	94.12%
2005**	10.00	0.04	1.67	—	1.71	(0.01)	—	(0.01)	11.70	17.13%	6,255	1.35%	7.19%	0.43%	59.93%

Notes to Financial Statements

As of July 31, 2008

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers fifteen series portfolios, of which the following are covered by this Annual Report - the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio (each a "Fund" and collectively, the "Funds"). The Funds commenced operations on September 30, 2004.

The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Analytic Fund, the Old Mutual Analytic Global Fund, the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund, the Old Mutual Copper Rock Emerging Growth Fund, the Old Mutual International Bond Fund, the Old Mutual Provident Mid-Cap Growth Fund, the Old Mutual VA Asset Allocation Conservative Portfolio, the Old Mutual VA Asset Allocation Balanced Portfolio and the Old Mutual VA Asset Allocation Moderate Growth Portfolio. In addition, the Trust has registered three other portfolios, the Old Mutual VA Asset Allocation Growth Portfolio, the Old Mutual Analytic VA Portfolio and the Old Mutual Analytic VA Global Portfolio; however, these portfolios are not currently offered for sale.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Prior to November 19, 2007, each Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, each Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by Old Mutual Capital, Inc., the Fund's investment adviser. In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation
Old Mutual Asset Allocation Conservative Portfolio	20 – 40%	60 – 80%
Old Mutual Asset Allocation Balanced Portfolio	50 – 70%	30 – 50%
Old Mutual Asset Allocation Moderate Growth Portfolio	70 – 90%	10 – 30%
Old Mutual Asset Allocation Growth Portfolio	85 – 100%	0 – 10%

On November 19, 2007, the Funds exchanged all of the investment securities and cash held in the Funds within each mandate, for Institutional Class shares of underlying funds with similar investment objectives. A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Advantage Growth Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its net assets in equity securities of medium and large-cap companies with favourable growth prospects, as evidenced by such factors as superior revenue growth, high quality of earnings, global distribution, and strong competitive advantages.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large and mid-cap companies. The Fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Lehman Brothers U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Clay Finlay Emerging Markets Fund seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities issued by companies in emerging market countries. The fund normally emphasizes equity securities in its portfolio. Equity securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks, depository receipts, rights, and warrants. The fund normally invests in at least 6 emerging market countries, and will not invest more than 35% of its assets in securities of issuers in any one emerging country. The fund may also invest up to 20% of its assets in debt securities of corporate and government emerging country issuers and in equity and debt securities of corporate issuers and debt securities of corporate and government issuers in developing countries.

Old Mutual Developing Growth Fund seeks long-term capital growth. To pursue this objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with growth characteristics at the time of purchase.

Old Mutual Discover Value Fund seeks to provide investors with long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its assets in equity securities of small-cap companies with value characteristics. The fund may also invest in larger companies if they represent better prospects for capital appreciation. Although the fund normally invests in equity securities of U.S. companies, it may invest up to 20% of its total assets in foreign securities.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in foreign securities. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Lehman Brothers U.S. Corporate High Yield Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Lehman Brothers Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small, medium and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser, believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Bond Fund seeks high total return and, when consistent with total return, income. To pursue its objective, the fund normally invests in fixed income securities of foreign government and corporate issuers. Those fixed income securities, referred to as "bonds," generally include long-term and short-term government bonds, participation interests in loans, corporate debt obligations, "structured" notes, and other debt obligations. The fund normally invests at least 80% of its net assets, plus borrowings for investment purposes, in "bonds" and invests in at least three countries other than the United States.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

NOTES TO FINANCIAL STATEMENTS — continued

Old Mutual Mid-Cap Fund seeks above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the S&P MidCap 400 Index.

Old Mutual Provident Mid-Cap Growth Fund seeks to provide investors long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities of mid-cap companies with favorable growth prospects. For purposes of the fund, mid-cap companies are those companies with market capitalizations within the range of companies in the Russell Mid-Cap Growth Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap® Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. The prospectuses for the underlying funds explain the procedures for determining the market value of securities in their portfolios and the circumstances under which the underlying funds may use fair value pricing and its effects. Investment securities of a Fund that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains, for each Fund, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — Prior to transitioning to a "fund of funds" structure, the Funds may have been subject to taxes imposed by countries in which they invested with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — Prior to transitioning to a "fund of funds" structure, some of the Funds entered into forward foreign currency contracts as hedges against specific transactions, fund positions or anticipated fund positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts — Prior to transitioning to a "fund of funds" structure, some of the Funds invested in REITs. Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

TBA Purchase Commitments — Prior to transitioning to a "fund of funds" structure, some of the Funds entered into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — Prior to transitioning to a "fund of funds" structure, some of the Funds entered into mortgage dollar rolls (principally using TBAs) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Collateralized Mortgage Obligations (CMOs) — Prior to transitioning to a "fund of funds" structure, some of the Funds invested directly in CMOs. CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

NOTES TO FINANCIAL STATEMENTS — continued

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Payments by Affiliate — During the year ended July 31, 2008, the Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio were reimbursed by a sub-adviser for trading errors of $3,092, $5,613, and $4,971, respectively.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2008, the following redemption fees were collected by the Funds.

	Class A	Class C	Class Z	Institutional Class
Old Mutual Asset Allocation Conservative Portfolio	$ —	$ 249	$—	$—
Old Mutual Asset Allocation Balanced Portfolio	494	1,405	—	—
Old Mutual Asset Allocation Moderate Growth Portfolio	41	357	—	—
Old Mutual Asset Allocation Growth Portfolio	302	205	—	—

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a direct, wholly owned subsidiary of OM Group (UK) Limited, which is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. Prior to November 19, 2007, the Adviser was paid as follows (under the "fund of managers" structure):

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.850%	Less than $1 billion
	0.825%	From $1 billion to $2 billion
	0.800%	From $2 billion to $3 billion
	0.775%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.900%	Less than $1 billion
	0.875%	From $1 billion to $2 billion
	0.850%	From $2 billion to $3 billion
	0.825%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.900%	Less than $1 billion
	0.875%	From $1 billion to $2 billion
	0.850%	From $2 billion to $3 billion
	0.825%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.950%	Less than $1 billion
	0.925%	From $1 billion to $2 billion
	0.900%	From $2 billion to $3 billion
	0.875%	Greater than $3 billion

Effective November 19, 2007, the Adviser is paid the following rate (under the "fund of funds" structure):

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion

Notes to Financial Statements — continued

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (including acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	1.50%	2.25%	1.25%	1.25%	December 31, 2008
Old Mutual Asset Allocation Balanced Portfolio	1.55%	2.30%	1.30%	1.30%	December 31, 2008
Old Mutual Asset Allocation Moderate Growth Portfolio	1.55%	2.30%	1.30%	1.30%	December 31, 2008
Old Mutual Asset Allocation Growth Portfolio	1.60%	2.35%	1.35%	1.35%	December 31, 2008

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement was approved by the Board. Moreover, to the extent that the Adviser reimburses advisory fees or absorbs operating expenses of a Fund, the Adviser may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed. At July 31, 2008, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2009	Expires 2010	Total
Old Mutual Asset Allocation Conservative Portfolio	$ 155	$ 182	$ 337
Old Mutual Asset Allocation Balanced Portfolio	200	367	567
Old Mutual Asset Allocation Moderate Growth Portfolio	267	666	933
Old Mutual Asset Allocation Growth Portfolio	257	600	857

During the year ended July 31, 2008, the Adviser was reimbursed approximately $1,000 and $4,000 by the Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio, respectively, for previously waived fees.

Sub-Advisory Agreements — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000. The Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of each Fund's investments; and (iii) recommend the allocation of the assets of each Fund by specific investment style mandate.

Prior to November 19, 2007, the Funds were managed under a "fund of managers" structure. The following sub-advisory agreements, which were in effect under the "fund of managers" structure were terminated as of November 19, 2007.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management, LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement prior to November 19, 2007, Acadian was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Acadian, computed and paid monthly at an annual rate of 0.45%.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement prior to November 19, 2007, Analytic was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Analytic, computed and paid monthly at an annual rate of 0.35%.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "BHMS Sub-Advisory Agreement") with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the BHMS Sub-Advisory Agreement prior to November 19, 2007, Barrow Hanley was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Barrow Hanley, computed and paid monthly at an annual rate of 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate, 0.35% for the U.S. Large Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay LLC ("Clay Finlay"). Clay Finlay is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement prior to November 19, 2007, Clay Finlay was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Clay Finlay, computed and paid monthly at an annual rate of 0.45% for the International Large Cap Equity mandate and 0.50% for the Emerging Markets Equity mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Dwight Sub-Advisory Agreement") with Dwight Asset Management Company LLC ("Dwight"). Dwight is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Dwight Sub-Advisory Agreement prior to November 19, 2007, Dwight was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Dwight, computed and paid monthly at an annual rate of 0.10% for the Cash Management mandate, 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate and 0.25% for the U.S. High Yield Fixed Income mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "THB Sub-Advisory Agreement") with Thomson Horstmann & Bryant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the THB Sub-Advisory Agreement prior to November 19, 2007, THB was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by THB, computed and paid monthly at an annual rate of 0.60% for the U.S. Small Cap Value mandate and 0.50% for the U.S. Mid Cap Value mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement, as amended (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is a wholly owned subsidiary of Heitman LLC, which is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement prior to November 19, 2007, Heitman was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Heitman, computed and paid monthly at an annual rate of 0.40%.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "LRC Sub-Advisory Agreement") with Liberty Ridge Capital, Inc. ("Liberty Ridge"). Liberty Ridge is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the LRC Sub-Advisory Agreement prior to November 19, 2007, Liberty Ridge was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Liberty Ridge, computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Blend mandate, 0.45% for the U.S. Mid Cap Equity mandate and 0.50% for the U.S. Small Cap Blend mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel, LLC ("Provident"). Provident is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement prior to November 19, 2007, Provident was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Provident, computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate and 0.45% for the U.S. Mid Cap Growth mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement prior to November 19, 2007, Rogge was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Rogge, computed and paid monthly at an annual rate of 0.25%.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "TS&W Sub-Advisory Agreement") with Thompson, Siegel & Walmsley, LLC ("TS&W"). TS&W is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the TS&W Sub-Advisory Agreement prior to November 19, 2007, TS&W was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by TS&W, computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Value mandate, 0.40% for the U.S. All Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate, 0.475% for the U.S. Small/Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement prior to November 19, 2007, Copper Rock was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Copper Rock, computed and paid monthly at an annual rate of 0.55%.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds II, Old Mutual Funds III and Old Mutual Insurance Series Fund (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Prior to November 5, 2007, SEI Investments Global Funds Services served as the sub-administrator to the Funds (the "Former Sub-Administrator") pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with the Administrator. Under the SEI Sub-Administrative Agreement, the Administrator paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of Funds of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Fund, depending on the total number of funds. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the year ended July 31, 2008, it retained the following:

	Service Fees (000)		Distribution Fees (000)
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$2	$ 28	$ 84
Old Mutual Asset Allocation Balanced Portfolio	3	117	351
Old Mutual Asset Allocation Moderate Growth Portfolio	3	158	474
Old Mutual Asset Allocation Growth Portfolio	2	96	287

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

Effective November 19, 2007, The Bank of New York Mellon serves as custodian for each of the Funds. Prior to November 19, 2007, U.S. Bank, N.A. served as the custodian for each of the Funds.

The Funds have entered into a shareholder servicing agreement with the Administrator to provide shareholder support and other shareholder account-related services. The shareholder service fees are reviewed periodically and approved annually by the Board. Shareholder service fees paid to Old Mutual Fund Services for the year ended July 31, 2008 were as follows (000):

Old Mutual Asset Allocation Conservative Portfolio	$ 2
Old Mutual Asset Allocation Balanced Portfolio	7
Old Mutual Asset Allocation Moderate Growth Portfolio	15
Old Mutual Asset Allocation Growth Portfolio	16

On September 7, 2004, the Board approved an agreement between the Funds and the Administrator to provide shareholder related web development and maintenance services. For its services for the year ended July 31, 2008, Old Mutual Fund Services received a fee of approximately $31,000, which was allocated to each Fund quarterly based on average net assets. Effective December 31, 2007, these services were no longer paid for by the Funds.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

NOTES TO FINANCIAL STATEMENTS — continued

As of July 31, 2008

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended July 31, 2008.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the year ended July 31, 2008 were as follows:

	Purchases (000)*		Sales and Maturities (000)*	
	U.S. Government	Other	U.S. Government	Other
Old Mutual Asset Allocation Conservative Portfolio	$ 6,731	$29,405	$ 6,749	$ 18,153
Old Mutual Asset Allocation Balanced Portfolio	14,954	75,361	15,376	76,044
Old Mutual Asset Allocation Moderate Growth Portfolio	11,815	88,347	11,443	101,894
Old Mutual Asset Allocation Growth Portfolio	—	78,963	—	95,242

* Excludes investment transactions related to the restructuring of the Funds from a "fund of managers" structure to a "fund of funds" structure as described in Note 1.

6. SHARE TRANSACTIONS

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	719	644	1,217	1,435	1,263	1,866	1,076	1,989
Shares Issued upon Reinvestment of Distributions	50	23	234	83	207	65	173	33
Shares Redeemed	(411)	(359)	(1,507)	(763)	(1,319)	(1,478)	(1,512)	(658)
Total Class A Share Transactions	358	308	(56)	755	151	453	(263)	1,364
Class C								
Shares Issued	1,723	1,264	4,016	4,228	4,173	5,662	1,922	3,545
Shares Issued upon Reinvestment of Distributions	64	22	357	82	449	81	310	53
Shares Redeemed	(868)	(714)	(2,273)	(1,074)	(3,264)	(1,864)	(1,934)	(932)
Total Class C Share Transactions	919	572	2,100	3,236	1,358	3,879	298	2,666
Class Z								
Shares Issued	30	44	21	46	10	38	15	43
Shares Issued upon Reinvestment of Distributions	3	1	4	—	2	—	3	—
Shares Redeemed	(19)	—	(6)	—	—	—	(1)	—
Total Class Z Share Transactions	14	45	19	46	12	38	17	43
Institutional Class								
Shares Issued	106	16	465	86	276	337	968	512
Shares Issued upon Reinvestment of Distributions	28	17	17	37	32	15	82	22
Shares Redeemed	(7)	(54)	(1,032)	(147)	(523)	(72)	(752)	(64)
Total Institutional Class Share Transactions	127	(21)	(550)	(24)	(215)	280	298	470
Net Increase in Shares Outstanding	1,418	904	1,513	4,013	1,306	4,650	350	4,543

Amounts designated as "—" are either 0 or have been rounded to 0.

7. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the year ended July 31, 2008 follows:

Old Mutual Asset Allocation Conservative Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 7/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 5,023	$ 745	$ (421)	$ 3,756	$ —	$ (101)
Old Mutual Analytic U.S. Long/Short Fund	1,384	66	(162)	1,155	4	(1)
Old Mutual Barrow Hanley Core Bond Fund	17,602	535	(213)	16,854	366	—
Old Mutual Barrow Hanley Value Fund	2,963	741	(601)	1,764	55	143
Old Mutual Dwight High Yield Fund	4,763	560	(208)	3,993	193	(2)
Old Mutual Dwight Intermediate Fixed Income Fund	16,756	4,540	(73)	12,163	494	20
Old Mutual Focused Fund	1,404	84	(92)	1,244	3	16
Old Mutual International Bond Fund	6,151	803	204	5,559	120	7
Old Mutual International Equity Fund	4,890	110	(704)	4,090	4	14
Old Mutual Mid-Cap Fund	691	106	(176)	511	—	102
Old Mutual Provident Mid-Cap Growth Fund	1,900	608	(92)	1,219	—	19
Old Mutual TS&W Mid-Cap Value Fund	5,384	641	(156)	4,586	2	(1)
Total	$ 68,911	$ 9,539	$ (2,694)	$ 56,894	$1,241	$ 216

Old Mutual Asset Allocation Balanced Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 7/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 21,044	$ 437	$ (2,268)	$ 18,263	$ —	$ (76)
Old Mutual Analytic U.S. Long/Short Fund	8,749	43	(969)	7,736	44	(1)
Old Mutual Barrow Hanley Core Bond Fund	27,806	504	(229)	27,070	675	(3)
Old Mutual Barrow Hanley Value Fund	14,568	1,658	(3,701)	10,740	276	1,531
Old Mutual Clay Finlay Emerging Markets Fund	6,312	1,785	(794)	3,806	—	73
Old Mutual Developing Growth Fund	4,290	138	(692)	3,456	—	(4)
Old Mutual Discover Value Fund	8,045	351	(422)	7,267	—	(5)
Old Mutual Dwight High Yield Fund	6,314	105	(358)	5,850	288	(1)
Old Mutual Dwight Intermediate Fixed Income Fund	33,003	11,815	(127)	21,122	937	61
Old Mutual Focused Fund	6,307	230	(680)	5,598	27	201
Old Mutual Heitman Reit Fund	4,176	825	(778)	3,113	54	540
Old Mutual International Bond Fund	12,859	3,331	370	10,036	245	138
Old Mutual International Equity Fund	25,684	287	(4,007)	21,497	27	107
Old Mutual Mid-Cap Fund	4,592	1,045	(1,185)	3,069	—	707
Old Mutual Provident Mid-Cap Growth Fund	8,655	371	(497)	7,786	—	(1)
Old Mutual TS&W Mid-Cap Value Fund	15,287	331	(589)	14,370	9	3
Total	$ 207,691	$ 23,256	$ (16,926)	$170,779	$2,582	$3,270

Old Mutual Asset Allocation Moderate Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 7/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 33,114	$ 1,565	$ (3,907)	$ 27,401	$ —	$ (241)
Old Mutual Analytic U.S. Long/Short Fund	13,782	181	(1,517)	12,072	62	(12)
Old Mutual Barrow Hanley Core Bond Fund	17,242	1,211	(139)	15,895	448	3
Old Mutual Barrow Hanley Value Fund	23,457	3,240	(5,792)	16,665	439	2,240
Old Mutual Clay Finlay Emerging Markets Fund	10,681	2,265	(1,475)	6,979	—	38
Old Mutual Developing Growth Fund	9,964	508	(1,569)	7,868	—	(19)
Old Mutual Discover Value Fund	15,765	779	(909)	14,059	—	(18)
Old Mutual Dwight Intermediate Fixed Income Fund	24,430	11,546	(77)	12,878	668	71
Old Mutual Focused Fund	10,773	517	(1,166)	9,421	47	331
Old Mutual Heitman Reit Fund	11,466	2,158	(2,440)	8,621	154	1,753
Old Mutual International Bond Fund	8,664	2,396	244	6,591	55	79
Old Mutual International Equity Fund	47,370	851	(8,078)	38,662	164	221
Old Mutual Mid-Cap Fund	7,356	1,691	(2,211)	4,821	—	1,367
Old Mutual Provident Mid-Cap Growth Fund	12,816	327	(776)	11,708	—	(5)
Old Mutual TS&W Mid-Cap Value Fund	24,756	2,451	(1,000)	21,293	15	(12)
Total	$271,636	$31,686	$ (30,812)	$214,934	$2,052	$5,796

Old Mutual Asset Allocation Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 7/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 32,540	$ 4,804	$ (3,206)	$ 23,896	$ —	$ (634)
Old Mutual Analytic U.S. Long/Short Fund	10,653	369	(1,151)	9,104	58	(29)
Old Mutual Barrow Hanley Value Fund	25,815	6,181	(5,655)	15,736	484	1,757
Old Mutual Clay Finlay Emerging Markets Fund	9,552	3,441	(1,010)	4,778	—	(323)
Old Mutual Developing Growth Fund	9,383	247	(1,389)	7,725	—	(22)
Old Mutual Discover Value Fund	14,126	1,254	(782)	12,040	—	(50)
Old Mutual Focused Fund	9,955	663	(1,054)	8,518	43	280
Old Mutual Heitman Reit Fund	15,120	4,817	(2,649)	9,556	197	1,902
Old Mutual International Equity Fund	46,014	4,089	(6,706)	35,005	52	(214)
Old Mutual Mid-Cap Fund	4,540	1,586	(1,076)	2,430	—	552
Old Mutual Provident Mid-Cap Growth Fund	9,226	1,200	(398)	7,516	—	(112)
Old Mutual TS&W Mid-Cap Value Fund	18,681	3,940	(630)	14,013	11	(98)
Total	$205,605	$32,591	$ (25,706)	$150,317	$ 845	$3,009

Amounts designated as "—" are either $0 or have been rounded to $0.

8. Foreign Holdings Risk

Prior to November 19, 2007, each Fund may have invested directly in foreign securities and under the "fund of fund" structure, certain underlying funds may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

9. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes on January 31, 2008. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal years 2005 – 2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2008, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2008, primarily attributable to certain net operating losses, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities for tax purposes, reclassifications of long-term capital gain distributions on Real Estate Investment Trust securities, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and return of capital which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Accumulated Net Realized Gain (000)	Increase/(Decrease) Undistributed Net Investment Income (000)
Old Mutual Asset Allocation Conservative Portfolio	$ (200)	$ 200
Old Mutual Asset Allocation Balanced Portfolio	(1,250)	1,250
Old Mutual Asset Allocation Moderate Growth Portfolio	(2,641)	2,641
Old Mutual Asset Allocation Growth Portfolio	(2,974)	2,974

The tax character of dividends and distributions declared during the year or periods ended July 31, 2008 and 2007 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio			
2008	$ 1,775	$ 670	$ 2,445
2007	889	140	1,029
Old Mutual Asset Allocation Balanced Portfolio			
2008	8,714	3,306	12,020
2007	2,576	1,142	3,718
Old Mutual Asset Allocation Moderate Growth Portfolio			
2008	11,047	4,608	15,655
2007	2,292	1,107	3,399
Old Mutual Asset Allocation Growth Portfolio			
2008	8,380	3,120	11,500
2007	1,357	840	2,197

As of July 31, 2008, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Post October Currency Losses (000)	Net Unrealized (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 2,440	$ —	$—	$ (1,314)	$(110)	$ (942)	$ (8)	$ 66
Old Mutual Asset Allocation Balanced Portfolio	317	5,913	—	—	—	(8,517)	(17)	(2,304)
Old Mutual Asset Allocation Moderate Growth Portfolio	21,455	—	—	(10,802)	—	(15,462)	(9)	(4,818)
Old Mutual Asset Allocation Growth Portfolio	15,886	—	—	(8,830)	—	(16,278)	(7)	(9,229)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2007 through July 31, 2008 that, in accordance with Federal income tax regulations, the Funds may elect to defer and treat as having arisen in the following fiscal year. The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short and written option contracts, held by each Fund at July 31, 2008 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Depreciation (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 58,046	$ 1,993	$ (2,935)	$ (942)
Old Mutual Asset Allocation Balanced Portfolio	180,474	8,908	(17,425)	(8,517)
Old Mutual Asset Allocation Moderate Growth Portfolio	232,153	15,837	(31,299)	(15,462)
Old Mutual Asset Allocation Growth Portfolio	167,795	9,902	(26,180)	(16,278)

10. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB issued Statement on Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. As of July 31, 2008, the Funds do not believe the adoption of SFAS 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a fund's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Funds' financial statement disclosures.

11. SUBSEQUENT EVENTS (UNAUDITED)

Recent events have increased volatility in the values of many securities held by the underlying funds in the Funds' portfolios. For example, subsequent to the date of this report, the U.S. Government placed Fannie Mae and Freddie Mac into conservatorship; Lehman Brothers filed for protection under the bankruptcy laws; the federal government provided emergency AID to American International Group; and Bank of America agreed to acquire Merrill Lynch. The Schedule of Investments dated as of July 31, 2008 includes underlying funds that own securities of some of these issuers and others that have been affected by recent market events. To the extent that the underlying funds continue to own these securities, the value of these securities will be subject to increased volatility.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio (four of the fifteen funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at July 31, 2008 and the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2008 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
September 22, 2008

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a July 31, 2008 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2008 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended July 31, 2008, each Fund is designating the following items with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution*	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Asset Allocation Conservative Portfolio	$ 670,087	5.41%	6.48%	5.24%	5.24%	100.00%
Old Mutual Asset Allocation Balanced Portfolio	3,306,178	13.75%	19.16%	2.69%	2.69%	100.00%
Old Mutual Asset Allocation Moderate Growth Portfolio	4,608,207	15.83%	30.33%	0.49%	0.49%	100.00%
Old Mutual Asset Allocation Growth Portfolio	3,119,951	10.78%	23.23%	0.00%	0.00%	100.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

* These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — July 31, 2008

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2008.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/1/08	Ending Account Value 7/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio — Class A				
Actual Fund Return	$1,000.00	$ 983.50	0.72%	$3.55
Hypothetical 5% Return	1,000.00	1,024.83	0.72	3.62
Old Mutual Asset Allocation Conservative Portfolio — Class C				
Actual Fund Return	1,000.00	979.90	1.46	7.19
Hypothetical 5% Return	1,000.00	1,024.79	1.46	7.35
Old Mutual Asset Allocation Conservative Portfolio — Class Z				
Actual Fund Return	1,000.00	984.70	0.56	2.76
Hypothetical 5% Return	1,000.00	1,024.84	0.56	2.82
Old Mutual Asset Allocation Conservative Portfolio — Institutional Class				
Actual Fund Return	1,000.00	983.80	0.55	2.71
Hypothetical 5% Return	1,000.00	1,022.13	0.55	2.77
Old Mutual Asset Allocation Balanced Portfolio — Class A				
Actual Fund Return	1,000.00	999.73	0.66	3.28
Hypothetical 5% Return	1,000.00	1,024.79	0.66	3.32
Old Mutual Asset Allocation Balanced Portfolio — Class C				
Actual Fund Return	1,000.00	969.50	1.41	6.90
Hypothetical 5% Return	1,000.00	1,024.79	1.41	7.10

	Beginning Account Value 2/1/08	Ending Account Value 7/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Balanced Portfolio — Class Z				
Actual Fund Return	$1,000.00	$ 974.40	0.41%	$2.01
Hypothetical 5% Return	1,000.00	1,024.84	0.41	2.06
Old Mutual Asset Allocation Balanced Portfolio — Institutional Class				
Actual Fund Return	1,000.00	974.20	0.41	2.01
Hypothetical 5% Return	1,000.00	1,022.82	0.41	2.06
Old Mutual Asset Allocation Moderate Growth Portfolio — Class A				
Actual Fund Return	1,000.00	964.40	0.52	2.54
Hypothetical 5% Return	1,000.00	1,024.84	0.52	2.62
Old Mutual Asset Allocation Moderate Growth Portfolio — Class C				
Actual Fund Return	1,000.00	960.40	1.36	6.63
Hypothetical 5% Return	1,000.00	1,024.80	1.36	6.85
Old Mutual Asset Allocation Moderate Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	965.50	0.35	1.71
Hypothetical 5% Return	1,000.00	1,024.85	0.35	1.76
Old Mutual Asset Allocation Moderate Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	965.40	0.36	1.76
Hypothetical 5% Return	1,000.00	1,023.07	0.36	1.81

	Beginning Account Value 2/1/08	Ending Account Value 7/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio — Class A				
Actual Fund Return	$1,000.00	$ 957.30	0.60%	$2.92
Hypothetical 5% Return	1,000.00	1,024.83	0.60	3.02
Old Mutual Asset Allocation Growth Portfolio — Class C				
Actual Fund Return	1,000.00	953.70	1.35	6.56
Hypothetical 5% Return	1,000.00	1,024.80	1.35	6.80
Old Mutual Asset Allocation Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	958.40	0.37	1.80
Hypothetical 5% Return	1,000.00	1,024.84	0.37	1.86
Old Mutual Asset Allocation Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	957.70	0.34	1.65
Hypothetical 5% Return	1,000.00	1,023.17	0.34	1.71

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of July 31, 2008 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
L. Kent Moore (Age: 52)	Chairman of the Board and Trustee	Since 2004	Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), since 2005. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 – 2005.	30	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long Short Fund, and Old Mutual Funds III.
John R. Bartholdson (Age: 63)	Trustee	Since 2004	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – 2007.	61	Old Mutual Insurance Series Fund, Old Mutual Funds II, Old Mutual Funds III, ING Clarion Real Estate Income Fund, and ING Clarion Global Real Estate Income Fund.
Robert M. Hamje (Age: 66)	Trustee	Since 2004	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	30	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long-Short Fund, and Old Mutual Funds III.
Jarrett B. Kling (Age: 65)	Trustee	Since 2004	Managing Director, ING Clarion Real Estate Securities (investment advisee).	30	Hirtle Callaghan Trust, ING Clarion Real Estate Income Fund, ING Clarion Global Real Estate Income Fund, ING Clarion, and Old Mutual Funds III.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

INTERESTED TRUSTEE AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Julian F. Sluyters** (Age: 48)	Interested Trustee, President, and Principal Executive Officer	Since 2006	Chief Executive Officer (June 2008 – present), President (2006 – present), and Chief Operating Officer (2006 – June 2008), Old Mutual Capital, Inc. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.	30	Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, and Old Mutual Funds III.
Walter W. Driver, Jr.*** (Age: 63)	Advisory Trustee	Since 2006	Chairman – Southeast, Goldman Sachs & Co., since January 2006. Chairman, King & Spalding LLP (law firm), 1970 – 2006.	30	Total Systems Services, Inc. and Equifax, Inc.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** Mr. Sluyters is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of the Adviser.

*** Mr. Driver commenced service as a Trustee in May 2005. Effective January 20, 2006, he resigned as a Trustee. Effective January 23, 2006, the Board appointed Mr. Driver an Advisory Trustee of the Trust, with no voting rights.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Robert T. Kelly (Age: 39)	Treasurer and Principal Financial Officer	Since 2006	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – 2006.
James F. Lummanick (Age: 60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Chief Compliance Officer, Old Mutual Funds III, since March 2008. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 – 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 – 2004.
Andra C. Ozols (Age: 47)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc., since 2005. Executive Vice President (2004 – May 2005), General Counsel and Secretary (2002 – 2005 and January 1998 – October 1998), and Vice President (2002 – 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 – 2005). Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005) and Vice President (2002 – 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 – 2005).
Karen S. Proc (Age: 38)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 – 2005.
Kathryn A. Burns (Age: 31)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager (2004 – July 2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.
Robert D. Lujan (Age: 41)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 – July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 – 2003.

* Officer of the Trust until such time as his or her successor is duly elected and qualified.

Considerations of the Board in Approving Investment Advisory Agreements and Investment Sub-Advisory Agreements (Unaudited)

Summary of Advisory and Sub-Advisory Agreements Approved by the Board

Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio, and Old Mutual Asset Allocation Growth Portfolio (each, a "Portfolio" and, collectively, the "Asset Allocation Portfolios"). On May 22, 2008, the Board approved the renewal, on behalf of the Asset Allocation Portfolios, of the advisory agreement (the "Asset Allocation Advisory Agreement") between Old Mutual Funds I (the "Trust") and Old Mutual Capital, Inc. ("OMCAP" or the "Advisor"), as well as the renewal of the investment sub-advisory agreement (the "Asset Allocation Sub-Advisory Agreement") among the Trust, the Advisor, and Ibbotson Associates Advisors, LLC ("Ibbotson"), with each to continue in effect through July 31, 2009.

The following discussion outlines the background of the proposals and the Board's considerations.

Description of Advisor

Old Mutual Capital, Inc.

OMCAP was formed and registered as an investment advisor with the Securities and Exchange Commission ("SEC") in May 2004. OMCAP is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a wholly-owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly-owned subsidiary of Old Mutual plc, a London-exchange-listed international financial services firm. As of July 31, 2008, OMCAP managed approximately $3.4 billion in mutual fund assets. OMCAP has served as investment advisor to the Trust since its inception.

Description of the Sub-Advisor (the "Sub-Advisor")

Ibbotson, a Delaware limited liability company located at 225 North Michigan Avenue, Chicago, Illinois 60601, is a wholly-owned subsidiary of Ibbotson Associates, Inc., which is a wholly-owned subsidiary of Morningstar, Inc. Ibbotson is the Sub-Advisor to each Asset Allocation Portfolio and allocates, subject to the Advisor's supervision, each Asset Allocation Portfolio's assets among the underlying funds.

Considerations of the Board

This section describes the factors considered by the Board of Trustees of the Trust (the "Board" or the "Trustees") in approving the renewal of the Asset Allocation Advisory Agreement and Asset Allocation Sub-Advisory Agreement (collectively, the "Agreements') through July 31, 2009.

In determining whether it was appropriate to approve the Agreements, the Board requested information, provided by the Advisor and the Sub-Advisor, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board received reports prepared by Lipper, Inc. ("Lipper"), a mutual fund statistical service, detailing comparative mutual fund advisory fees, expenses levels, and performance rankings (the "Lipper Report(s)"). In considering the fairness and reasonableness of the Agreements, the Board reviewed numerous factors, with respect to each applicable Portfolio separately, including the following:

- the nature of the services to be provided under the Advisory and Sub-Advisory Agreements;

- the requirements of each Portfolio for the services provided by the Advisor and the Sub-Advisor;

- the quality of the services provided, including information contained in the Advisor's and Sub-Advisor's 15(c) responses and/or the Lipper Report(s) comparing the performance results of the Portfolios, as well as those of appropriate market indices;

- the fees payable for the services;

- advisory fee levels compared to other similar investment accounts managed by the Advisor and the Sub-Advisor;

- the total expenses of each Portfolio compared to those of each Portfolio's respective peer group;

- the commitment of the Advisor to cap certain Portfolio expenses through the contractual deferral of advisory fees and/or reimbursement of expenses, and the fact that the Advisor may seek payment of such deferred fees or reimbursement of such absorbed expenses within a specified period of time after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;

- the financial condition of the Advisor and the Sub-Advisor, including financial statements and profitability analyses provided by each;

- fall-out benefits received by the Advisor and Sub-Advisor, including sources of revenue to the Advisor's affiliates through administration fees, website services fees, and retention of a portion of the sales charge on Class A shares;

- soft dollar benefits which may enhance the ability of the Advisor or the Sub-Advisor to obtain research and brokerage services through soft dollar Trust trades which, in turn, may inure to the benefit of their other clients;

- portfolio management statistics such as portfolio turnover and brokerage commission expenses;

- OMCAP's role as Advisor to the Trust, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;

- the economies of scale available to the Advisor and the Sub-Advisor and the resulting economies of scale passed on to shareholders;

- the capabilities of the Advisor and the Sub-Advisor, including personnel resources;

- fees charged by the Advisor to funds, other than those of the Trust, which are managed by the Advisor;

- current economic and industry trends; and

- the overall balance of shareholder benefits versus Advisor and Sub-Advisor benefits.

Current management fees and effective management fees after expense limitations were reviewed in the context of OMCAP's costs of providing services and its profitability. In addition, the Trustees reviewed the Lipper Report(s), comparing a Portfolio's expense ratio, advisory fee, and performance with comparable mutual funds. The Trustees noted that the Portfolios were relatively new and that the Advisor had not yet realized a profit in each case. Similarly, the Trustees reviewed the costs of the Sub-Advisor in providing the services and the profitability to the Sub-Advisor with respect to each Portfolio.

In connection with the approval of the renewal of the Asset Allocation Advisory Agreement and the Asset Allocation Sub-Advisory Agreement through July 31, 2009, with respect to the Asset Allocation Portfolios, the Trustees considered the fact the advisory fees of 0.200% for the Balanced Portfolio, 0.200% for the Conservative Portfolio, 0.250% for the Growth Portfolio, and 0.250% for the Moderate Growth Portfolio were competitive based on industry standards, as indicated by the Lipper Report(s) and given the low asset levels. The Trustees considered the fact that each of the Asset Allocation Portfolios, with the exception of the Asset Allocation Growth Portfolio, ranked in the top half of its performance group in the Lipper Report(s) or otherwise in its performance universe for the one-year, two-year, and/or since-inception periods ended March 31, 2008, and that certain of the Asset Allocation Portfolios were the best performing funds for selected periods (all based on Class A shares).

The Trustees considered the fact that the total return performance for the Conservative Portfolio of 2.82% for the one-year period ended March 31, 2008 was the best in its peer group of ten funds. The Trustees considered the fact that the total return performance of the Conservative Portfolio of 5.32% for the two-year period ended March 31, 2008 was best in its peer group of nine funds, and it considered the fact that the total return performance of the Conservative Portfolio of 5.66% for the three-year period ended March 31, 2008 was better than six funds in its peer group but below one fund in the peer group. Finally, the Trustees considered the fact that the total return performance of the Conservative Portfolio of 5.87% for the period since inception and ended March 31, 2008 was better than five funds in its peer group but below one fund in its peer group.

The Trustees considered the fact that the total return performance for the Balanced Portfolio of -0.57% for the one-year period ended March 31, 2008 was better than four funds in the peer group but below three in the peer group. The Trustees considered the fact that the total return performance of the Balanced Portfolio of 4.54% for the two-year period ended March 31, 2008 was better than five funds in the peer group but below one fund in the peer group, and it considered the fact that the total return performance of the Balanced Portfolio of 6.93% for the three-year period ended March 31, 2008 was better than five funds in its peer group but below one fund in the peer group. Finally, the Trustees considered the fact that the total return performance of the Balanced Portfolio of 7.71% for the period since inception and ended March 31, 2008 was best in its peer group of seven funds.

The Trustees considered the fact that the total return performance for the Moderate Growth Portfolio of –3.42% for the one-year period ended March 31, 2008 was better than four funds in the peer group but below two in the peer group. The Trustees considered the fact that the total return performance of the Moderate Growth Portfolio of 3.53% for the two-year period ended March 31, 2008 was better than four funds in the peer group but below two funds in the peer group, and it considered the fact that the total return performance of the Moderate Growth Portfolio of 7.43% for the three-year period ended March 31, 2008 was better than four funds in its peer group but below two funds in the peer group. Finally, the Trustees considered the fact that the total return performance of the Moderate Growth Portfolio of 8.50% for the period since inception and ended March 31, 2008 was better than three funds in its peer group but below two funds in the peer group.

The Trustees considered the fact that the total return performance for the Growth Portfolio of -7.11% for the one-year period ended March 31, 2008 ranked it 429 out of 527 funds in its performance universe, or in the 5th performance universe quintile. The Trustees considered the fact that the total return performance of the Growth Portfolio of 2.06% for the two-year period ended March 31, 2008 ranked it 213 out of 458, or in the third quintile, of its performance universe, and it considered the fact that the total return performance of

CONSIDERATIONS OF THE BOARD IN APPROVING INVESTMENT ADVISORY AGREEMENTS AND INVESTMENT SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

the Growth Portfolio of 7.88% for the three-year period ended March 31, 2008 ranked it 150 out of 403 funds, or in the second quintile, in its performance universe. Finally, the Trustees considered the fact that the total return performance of the Growth Portfolio of 9.49% for the period since inception and ended March 31, 2008 ranked it 127 out of 396 funds, or in the second quintile, of its performance universe.

The Trustees considered the profitability of the Portfolios to OMCAP and the Sub-Advisor, noting the indirect profits attributed to the Advisor and its parent derived from sub-advisory fees. The Trustees also considered the effect of receipt of soft dollar, or soft commission, benefits and other fall-out benefits that OMCAP and the Sub-Advisor may realize through their management of the Portfolios.

Board Approvals

The Board reviewed additional information provided by the Advisor and the Sub-Advisor. Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that renewal of the agreements was consistent with the best interests of each Portfolio, as applicable, and shareholders. The Board, including all of the trustees who are not "interested persons" of the Trust, voting separately at meetings held in-person, unanimously approved the Agreements on the basis of the foregoing review and discussions. The Board concluded, among other things:

- that the level of fees to be charged by the Advisor to the Portfolios is comparable to the fees charged by the Advisor to the other similar funds it advises, as well as to fees charged by other investment advisors and investment sub-advisors to other funds with similar investment or allocation strategies, and is therefore reasonable, considering the services provided by the Advisor and the Sub-Advisor;

- that each Portfolio's performance was competitive with that of its performance peer group;

- that the unique and active asset allocation management structure supports the level of fees currently being charged;

- that the Advisor's willingness to voluntarily defer its fees and reimburse expenses to reduce Portfolio expenses indicates a high level of commitment on the part of the Advisor;

- that the profitability of each Portfolio to the Advisor and the Sub-Advisor, when positive, was reasonable in light of all the circumstances;

- that the Advisory Agreement contains breakpoints, which will allow shareholders to realize economies of scale as the Portfolios' assets increase;

- that certain economies of scale factor in approving the Agreements at the present time;

- that the Advisor and Sub-Advisor are experienced and possess significant experience in managing particular asset classes;

- that the Advisor and the Sub-Advisor have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Portfolios, including the retention of personnel with relevant investment management experience;

- that the Advisor and Sub-Advisor appear to have overall high quality in terms of their personnel, operations, financial condition, investment management capabilities, methodologies and performance;

- that the website and administrative fees are competitive;

- that the sales charge for Class A shares, of which the Advisor's affiliated broker-dealer retained only a portion, was competitive; and

- that the receipt of research and brokerage services through soft dollar Trust trades would strengthen the investment management resources of the Advisor, which might ultimately benefit the Portfolios, as well as other funds within the Trust and in the Old Mutual complex.

FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.


OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-08-355 09/2008



OLD MUTUAL®
Funds I

Old Mutual Funds I

ANNUAL REPORT

July 31, 2008

Old Mutual Analytic Fund
Old Mutual Analytic Global Fund
Old Mutual Clay Finlay China Fund
Old Mutual Clay Finlay Emerging Markets Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Bond Fund
Old Mutual International Equity Fund
Old Mutual Provident Mid-Cap Growth Fund

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. Each of the Funds, except Old Mutual International Bond Fund and Old Mutual Provident Mid-Cap Growth Fund, offers Class A, Class C, Class Z and Institutional Class shares. The Old Mutual International Bond Fund and Old Mutual Provident Mid-Cap Growth Fund offer Institutional Class shares only. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2008, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2008 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a regional fund may involve greater risk and volatility than a more diversified investment. Investing in fixed income securities involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. Government and other higher-quality bonds. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") indexes assume change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Citigroup Non-U.S. Dollar World Government Bond Index

The Citigroup Non-U.S. Dollar World Government Bond Index is a market-weighted index designed to reflect the performance of the international developed-government fixed income markets in the following 20 countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom, and the United States.

MSCI China Index

The unmanaged MSCI China Index is a market capitalization-weighted index of Chinese equities that includes Red Chips and H shares listed on the Hong Kong Stock Exchange and B shares listed on the Shanghai and Shenzhen Exchanges. Red Chips are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Hong Kong. H Shares are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Mainland China and approved by the China Securities Regulatory Commission for a listing in Hong Kong. B Shares are Mainland Chinese stocks listed on the Shanghai and Shenzhen stock exchanges, available to Chinese and foreign investors.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index that measures the performance of stock markets in various countries in Europe, Australasia and the Far East. The MSCI EAFE Index contains a representative sampling of over 900 small-, medium- and large-capitalization stocks from countries in these regions.

MSCI Emerging Markets Index

The unmanaged MSCI Emerging Markets Index is a market capitalization-weighted index of over 650 stocks traded in 27 of the world's emerging equity markets.

MSCI World Index

The unmanaged MSCI World Index is a market capitalization-weighted index that measures the performance of major world stock markets, including the United States.

Russell 2000® Growth Index

The Russell 2000® Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 2500® Growth Index

The Russell 2500® Growth Index measures the performance of those Russell 2500® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

This page is intentionally left blank.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The investment environment over the past year was marked by extreme volatility, which first surfaced in the third quarter of 2007 and then erupted in the beginning of 2008. Surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style. During the year ended July 31, 2008, U.S. stocks, as measured by the S&P 500 Index, declined by (11.09)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (6.11)% and (14.75)%, respectively. The global economic outlook also remained negative as interest rates, currency markets, consumer demand, energy prices and earnings downgrades resulted in both a loss of confidence among investors and increased risk aversion.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March of 2008. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of individual company fundamentals. Non-U.S. equity markets were also highly volatile as investors reacted adversely to a number of developments such as record commodity prices and other inflationary pressures, weakening conditions in major economies and ongoing tightness in global credit markets.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward to the rest of 2008. While the markets in the short-term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian Sluyters
President
Old Mutual Funds I

OLD MUTUAL ANALYTIC FUND (FORMERLY, OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND)

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

- *The Old Mutual Analytic Fund (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (12.60)% return at net asset value during the year, while the Index posted a return of (11.09)%.*

- *Equities detracted from Fund performance during the year.*

- *Option positions contributed positively to performance as a result of the declining equity market environment.*

- *Global asset allocation had a negative impact on Fund performance during the year, as both equity and currency positions detracted from performance.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Analytic Fund (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (12.60)% return at net asset value during the year, while the Index posted a return of (11.09)%. Performance for all share classes can be found on page 8.

Q. What investment environment did the Fund face during the past year?

A. U.S. equities started the year off on a positive note but then quickly turned around and posted negative returns for most of the year. Housing market woes persisted during the year as existing home sales continued their slide and new home sales declined. Concerns over the economy continued to plague investors as consumers were hurt by the housing decline and rising unemployment, as well as elevated energy costs and rising food prices. The Federal Reserve Board acknowledged the turbulence in the financial markets by cutting interest rates several times during the year.

Q. Which market factors influenced the Fund's relative performance?

A. Equities detracted from Fund performance during the year. A shift away from companies with certain liquidity characteristics, such as above average trading volume, and particular risk characteristics, like attractive financial leverage, slightly benefited equity positions. However, performance suffered with long positions based on certain value characteristics, such as sales to price ratios and predicted earnings to price ratios. Tilting away from companies with attractive profit margins and above average equity returns also negatively impacted performance during the year.

Option positions contributed positively to performance as a result of the declining equity market environment. Contracts on banking and broker/dealer indices added value during the year, as did contracts on Standard & Poor's indices. On the contrary, oil and gold sector contracts detracted from performance during the year.

Global asset allocation had a negative impact on Fund performance during the year, as both equity and currency positions detracted from performance. Within equities, short positions in securities held in the S&P 500 index added to performance, but short positions in Canadian equity markets and long positions in Swiss equity markets subtracted from performance. Within currencies, short positions in the Australian Dollar and Japanese Yen contributed positively to performance, but exposure to the Canadian Dollar and Norwegian Krone detracted from performance.

Q. How did portfolio composition affect Fund performance?

A. The best performing stock was a short position in Bear Stearns (no longer a Fund holding). The financial services firm plunged to its lowest level in more than five years after suffering significant losses from the sub-prime mortgage crisis. Another position that contributed to performance during the year was a short position in Citigroup (no longer a Fund holding). The financial services firm suffered a downgrade by analysts who estimated the company would likely have to take as much as $15 billion in write-offs over the next two quarters due to bets on risky debt. A long position in Big Lots also contributed positively, as its shares jumped 7.5% after the company raised its profit forecast.

The worst performing stock for the year was a long position in Boeing. The aerospace and defense stock fell due largely to continued delays of the much anticipated 787 Dreamliner aircraft. Also detracting from performance during the year was a long position in Sun Microsystems, as the multinational vendor of computer software and information technology services reported a net loss of $34 million, and announced that up to 2,500 jobs may be cut. A long position in Tyson Foods detracted from performance, as the world's largest meat processor lowered its 2007 earnings guidance after it was hit by higher beef and pork prices.

Q. What is the investment outlook for the U.S. large-cap stock market?

A. Analytic Investors, LLC ("Analytic") intends to continue to emphasize stocks with attractive cash flow to price ratios. Analytic also intends to focus on select companies with above average five month returns, while de-emphasizing companies with higher than average dividend yields. Analytic further anticipates continuing to emphasize companies with above average price momentum, while moving away from companies with high financial leverage and above average trading volume.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this belief holds true going forward, the Fund should benefit from being properly positioned towards stocks with characteristics favored by investors.

Top Ten Holdings as of July 31, 2008	
U.S. Treasury Bill 1.749%, 12/04/08	7.2%
Exxon Mobil	4.3%
AT&T	2.7%
Chevron	2.6%
Microsoft	2.4%
Hewlett-Packard	2.4%
JPMorgan Chase	2.1%
FedEx	1.7%
Boeing	1.6%
Comcast, Cl A	1.5%
As a % of Total Fund Investments*	28.5%

*Top Ten Holdings are all long positions.

OLD MUTUAL ANALYTIC FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class A with load	03/31/05	(17.65)%	n/a	n/a	0.55%
Class A without load	03/31/05	(12.60)%	n/a	n/a	2.36%
Class C with load	03/31/05	(14.04)%	n/a	n/a	1.62%
Class C without load	03/31/05	(13.23)%	n/a	n/a	1.62%
Class Z	07/01/78	(12.46)%	7.24%	5.14%	9.87%[1]
Institutional Class	12/09/05[2]	(12.33)%	n/a	n/a	(0.38)%
S&P 500 Index	07/01/78	(11.09)%	7.03%	2.91%	12.30%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 1.96% and 1.92%; 2.67% and 2.67%; 1.66% and 1.66%; 1.60% and 1.60%, respectively.

On December 9, 2005, Old Mutual Analytic Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Common Stock — 106.1%		
Advertising Agencies — 0.7%		
Interpublic Group* (C)	399,974	$ 3,516
Total Advertising Agencies		3,516
Aerospace/Defense — 3.7%		
Boeing (C)	157,068	9,598
General Dynamics (C)	6,721	599
Lockheed Martin (C)	56,148	5,858
Raytheon (C)	66,827	3,804
Total Aerospace/Defense		19,859
Agricultural Chemicals — 1.2%		
CF Industries Holdings (C)	5,295	866
Monsanto (C)	48,131	5,733
Total Agricultural Chemicals		6,599
Agricultural Operations — 0.9%		
Archer-Daniels-Midland (C)	158,668	4,543
Total Agricultural Operations		4,543
Airlines — 0.9%		
Southwest Airlines (C)	292,792	4,565
Total Airlines		4,565
Apparel Manufacturers — 0.3%		
Polo Ralph Lauren (C)	29,099	1,722
Total Apparel Manufacturers		1,722
Applications Software — 2.8%		
Microsoft (C)	583,195	15,000
Total Applications Software		15,000
Audio/Video Products — 0.1%		
Harman International Industries (C)	10,212	420
Total Audio/Video Products		420
Auto/Truck Parts & Equipment-Original — 0.6%		
TRW Automotive Holdings* (C)	165,252	3,065
Total Auto/Truck Parts & Equipment-Original		3,065
Auto-Cars/Light Trucks — 0.7%		
Ford Motor* (C)	801,631	3,848
Total Auto-Cars/Light Trucks		3,848
Beverages-Non-Alcoholic — 0.2%		
Coca-Cola Enterprises (C)	61,983	1,049
Total Beverages-Non-Alcoholic		1,049

Description	Shares	Value (000)
Beverages-Wine/Spirits — 0.3%		
Brown-Forman, Cl B (C)	23,578	$ 1,697
Total Beverages-Wine/Spirits		1,697
Brewery — 1.2%		
Anheuser-Busch (C)	23,304	1,579
Molson Coors Brewing, Cl B (C)	92,557	4,995
Total Brewery		6,574
Cable TV — 1.8%		
Comcast, Cl A (C)	454,279	9,367
DIRECTV Group* (C)	1,689	46
Total Cable TV		9,413
Cellular Telecommunications — 0.8%		
US Cellular* (C)	73,297	4,372
Total Cellular Telecommunications		4,372
Chemicals-Specialty — 0.8%		
Ashland (C)	77,445	3,235
Cabot (C)	42,094	1,129
Total Chemicals-Specialty		4,364
Coal — 0.3%		
Arch Coal (C)	17,325	976
Foundation Coal Holdings (C)	6,199	368
Total Coal		1,344
Commercial Banks-Southern US — 0.0%		
First Citizens BancShares, Cl A (C)	518	73
Total Commercial Banks-Southern US		73
Commercial Services — 0.5%		
Convergys* (C)	21,225	270
Quanta Services* (C)	82,400	2,545
Total Commercial Services		2,815
Commercial Services-Finance — 1.9%		
H&R Block (C)	126,498	3,078
MasterCard, Cl A (C)	17,548	4,284
Western Union (C)	95,927	2,651
Total Commercial Services-Finance		10,013
Computer Services — 1.3%		
Electronic Data Systems (C)	223,662	5,549
Unisys* (C)	320,605	1,183
Total Computer Services		6,732

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2008

Description	Shares	Value (000)
Computers — 4.1%		
Apple* (C)	1,976	$ 314
Hewlett-Packard (C)	332,624	14,902
Sun Microsystems* (C)	620,734	6,598
Total Computers		21,814
Consulting Services — 0.8%		
Accenture, Cl A (C)	98,507	4,114
Total Consulting Services		4,114
Cosmetics & Toiletries — 1.0%		
Procter & Gamble (C)	79,597	5,212
Total Cosmetics & Toiletries		5,212
Distribution/Wholesale — 0.2%		
Tech Data* (C)	33,324	1,162
Total Distribution/Wholesale		1,162
Diversified Manufacturing Operations — 0.6%		
General Electric (C)	46,742	1,322
Parker Hannifin (C)	29,030	1,791
Total Diversified Manufacturing Operations		3,113
E-Commerce/Products — 0.2%		
Amazon.com* (C)	15,518	1,185
Total E-Commerce/Products		1,185
E-Commerce/Services — 0.3%		
eBay* (C)	61,874	1,557
Total E-Commerce/Services		1,557
Electric Products-Miscellaneous — 0.5%		
Molex (C)	101,763	2,496
Total Electric Products-Miscellaneous		2,496
Electric-Integrated — 1.1%		
Alliant Energy (C)	11,029	355
Edison International (C)	16,005	774
MDU Resources Group (C)	41,191	1,314
PG&E (C)	85,084	3,278
Total Electric-Integrated		5,721
Electronic Components-Miscellaneous — 0.2%		
AVX (C)	30,844	311
Tyco Electronics (C)	8,833	293
Vishay Intertechnology* (C)	67,119	602
Total Electronic Components-Miscellaneous		1,206
Electronic Components-Semiconductors — 1.5%		
Texas Instruments (C)	330,767	8,064
Total Electronic Components-Semiconductors		8,064

Description	Shares	Value (000)
Electronic Design Automation — 0.4%		
Synopsys* (C)	80,292	$ 1,929
Total Electronic Design Automation		1,929
Engineering/R&D Services — 0.9%		
Fluor (C)	971	79
Jacobs Engineering Group* (C)	29,975	2,318
KBR (C)	90,710	2,585
Total Engineering/R&D Services		4,982
Engines-Internal Combustion — 0.9%		
Cummins (C)	71,790	4,763
Total Engines-Internal Combustion		4,763
Enterprise Software/Services — 0.4%		
CA (C)	85,339	2,036
Total Enterprise Software/Services		2,036
Fiduciary Banks — 2.0%		
Bank of New York Mellon (C)	235,542	8,362
Northern Trust (C)	26,128	2,042
State Street (C)	6,133	439
Total Fiduciary Banks		10,843
Finance-Credit Card — 0.4%		
American Express (C)	33,814	1,255
Discover Financial Services (C)	53,126	778
Total Finance-Credit Card		2,033
Finance-Investment Banker/Broker — 4.1%		
Charles Schwab (C)	386,673	8,851
JPMorgan Chase (C)	312,746	12,707
Total Finance-Investment Banker/Broker		21,558
Finance-Other Services — 1.0%		
CME Group (C)	360	130
Nasdaq OMX Group* (C)	1,867	52
Nymex Holdings (C)	5,925	486
NYSE Euronext (C)	102,679	4,851
Total Finance-Other Services		5,519
Food-Confectionery — 0.0%		
WM Wrigley Jr. (C)	3,212	254
Total Food-Confectionery		254
Food-Meat Products — 1.1%		
Tyson Foods, Cl A (C)	399,788	5,957
Total Food-Meat Products		5,957
Food-Retail — 1.1%		
Kroger (C)	208,527	5,897
Total Food-Retail		5,897

Description	Shares	Value (000)
Food-Wholesale/Distribution — 0.2%		
SYSCO (C)	43,821	$ 1,243
Total Food-Wholesale/Distribution		1,243
Funeral Services & Related Items — 0.1%		
Service Corp International (C)	37,803	362
Total Funeral Services & Related Items		362
Gold Mining — 0.5%		
Newmont Mining (C)	60,820	2,917
Total Gold Mining		2,917
Health Care Cost Containment — 1.7%		
McKesson (C)	158,440	8,871
Total Health Care Cost Containment		8,871
Hotels & Motels — 0.6%		
Wyndham Worldwide (C)	171,499	3,077
Total Hotels & Motels		3,077
Human Resources — 0.9%		
Manpower (C)	97,637	4,687
Total Human Resources		4,687
Independent Power Producer — 1.6%		
Calpine* (C)	134,880	2,347
Dynegy, Cl A* (C)	79,806	537
Reliant Energy* (C)	295,601	5,353
Total Independent Power Producer		8,237
Instruments-Scientific — 1.1%		
Applied Biosystems (C)	160,403	5,924
Total Instruments-Scientific		5,924
Insurance Brokers — 0.6%		
Marsh & McLennan (C)	117,151	3,310
Total Insurance Brokers		3,310
Internet Content-Information/News — 0.2%		
HLTH* (C)	72,898	797
Total Internet Content-Information/News		797
Investment Management/Advisory Services — 0.7%		
Blackrock (C)	4,112	891
Franklin Resources (C)	3,319	334
Janus Capital Group (C)	74,792	2,269
Total Investment Management/Advisory Services		3,494
Life/Health Insurance — 0.0%		
Unum Group (C)	2,048	49
Total Life/Health Insurance		49

Description	Shares	Value (000)
Machinery-General Industry — 0.0%		
Manitowoc (C)	5,504	$ 145
Total Machinery-General Industry		145
Machinery-Pumps — 0.3%		
Flowserve (C)	10,299	1,373
Total Machinery-Pumps		1,373
Medical Instruments — 0.0%		
Boston Scientific* (C)	22,421	267
Total Medical Instruments		267
Medical Products — 2.4%		
Baxter International (C)	131,064	8,992
Johnson & Johnson (C)	9,232	632
Stryker (C)	51,218	3,288
Total Medical Products		12,912
Medical-Biomedical/Genetic — 2.2%		
Amgen* (C)	65,610	4,109
Genentech* (C)	43,534	4,147
Genzyme* (C)	35,624	2,731
Gilead Sciences* (C)	12,519	676
Total Medical-Biomedical/Genetic		11,663
Medical-Drugs — 0.0%		
Schering-Plough (C)	2,004	42
Total Medical-Drugs		42
Medical-HMO — 1.8%		
Aetna (C)	69,887	2,866
Cigna (C)	132,935	4,921
Humana* (C)	19,914	874
UnitedHealth Group (C)	40,974	1,151
Total Medical-HMO		9,812
Medical-Hospitals — 0.4%		
Health Management Associates, Cl A* (C)	1	—
Tenet Healthcare* (C)	396,293	2,295
Universal Health Services, Cl B (C)	1,038	63
Total Medical-Hospitals		2,358
Medical-Wholesale Drug Distributors — 3.4%		
AmerisourceBergen (C)	216,970	9,085
Cardinal Health (C)	167,602	9,005
Total Medical-Wholesale Drug Distributors		18,090
Metal Processors & Fabricators — 0.8%		
Precision Castparts (C)	12,147	1,135
Timken (C)	87,220	2,880
Total Metal Processors & Fabricators		4,015

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2008

Description	Shares	Value (000)
Multi-Line Insurance — 2.1%		
American International Group (C)	45,860	$ 1,195
American National Insurance (C)	1,109	105
Loews (C)	158,691	7,071
MetLife (C)	55,262	2,806
Total Multi-Line Insurance		11,177
Multimedia — 2.9%		
News, Cl A (C)	602,759	8,517
Time Warner (C)	440,575	6,309
Walt Disney (C)	17,919	544
Total Multimedia		15,370
Music — 0.0%		
Warner Music Group (C)	8,840	74
Total Music		74
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries* (C)	76,957	931
Total Non-Hazardous Waste Disposal		931
Oil Companies-Exploration & Production — 1.5%		
Devon Energy (C)	29,964	2,843
Occidental Petroleum (C)	20,262	1,597
Pioneer Natural Resources (C)	58,640	3,486
Total Oil Companies-Exploration & Production		7,926
Oil Companies-Integrated — 8.6%		
Chevron (C)	191,645	16,206
ConocoPhillips (C)	10,442	852
Exxon Mobil (C)	331,348	26,650
Marathon Oil (C)	9,877	489
Murphy Oil (C)	20,043	1,598
Total Oil Companies-Integrated		45,795
Oil-Field Services — 2.7%		
Halliburton (C)	137,367	6,157
Schlumberger (C)	80,014	8,129
Total Oil-Field Services		14,286
Paper & Related Products — 1.3%		
Rayonier (C)	148,685	6,947
Total Paper & Related Products		6,947
Pharmacy Services — 1.6%		
Medco Health Solutions* (C)	176,239	8,738
Total Pharmacy Services		8,738
Property/Casualty Insurance — 1.6%		
Chubb (C)	19,819	952
Travelers (C)	174,924	7,718
Total Property/Casualty Insurance		8,670

Description	Shares	Value (000)
REITs-Apartments — 0.3%		
AvalonBay Communities (C)	16,102	$ 1,606
Total REITs-Apartments		1,606
REITs-Office Property — 1.5%		
Boston Properties (C)	82,268	7,913
Total REITs-Office Property		7,913
REITs-Storage — 0.3%		
Public Storage (C)	22,870	1,873
Total REITs-Storage		1,873
Retail-Apparel/Shoe — 0.2%		
Guess ? (C)	25,742	815
Total Retail-Apparel/Shoe		815
Retail-Discount — 2.6%		
Big Lots* (C)	108,043	3,291
Costco Wholesale (C)	76,601	4,801
Wal-Mart Stores (C)	95,815	5,617
Total Retail-Discount		13,709
Retail-Drug Store — 0.4%		
CVS/Caremark (C)	58,029	2,118
Total Retail-Drug Store		2,118
Steel-Producers — 0.9%		
AK Steel Holding (C)	69,673	4,424
Schnitzer Steel Industries, Cl A (C)	3,865	349
Total Steel-Producers		4,773
Super-Regional Banks-US — 0.5%		
Bank of America (C)	78,736	2,590
Total Super-Regional Banks-US		2,590
Telecommunications Equipment-Fiber Optics — 1.6%		
Corning (C)	417,496	8,354
Total Telecommunications Equipment-Fiber Optics		8,354
Telecommunications Services — 0.1%		
Virgin Media (C)	24,075	270
Total Telecommunications Services		270
Telephone-Integrated — 3.3%		
AT&T (C)	541,829	16,694
Telephone & Data Systems (C)	14,006	594
Total Telephone-Integrated		17,288
Tobacco — 1.4%		
Altria Group (C)	122,300	2,489
Philip Morris International (C)	93,344	4,821
Total Tobacco		7,310

Description	Shares/Face Amount (000)	Value (000)
Tools-Hand Held — 1.4%		
Snap-On (C)	129,504	$ 7,290
Total Tools-Hand Held		7,290
Transport-Rail — 0.3%		
CSX (C)	18,473	1,248
Union Pacific (C)	2,683	221
Total Transport-Rail		1,469
Transport-Services — 3.0%		
CH Robinson Worldwide (C)	113,101	5,451
FedEx (C)	130,489	10,288
Total Transport-Services		15,739
Water Treatment Systems — 1.3%		
Nalco Holding (C)	295,544	6,945
Total Water Treatment Systems		6,945
Web Portals/ISP — 1.1%		
Google, Cl A* (C)	8,250	3,908
Yahoo!* (C)	108,717	2,162
Total Web Portals/ISP		6,070
Wireless Equipment — 0.1%		
Motorola (C)	58,567	506
Total Wireless Equipment		506
Total Common Stock (Cost $559,832)		563,195
Warrants — 0.0%		
Raytheon, expires 06/16/11* (C)	528	11
Total Warrants (Cost $—)		11
U.S. Treasury Obligations — 8.3%		
U.S. Treasury Bill 1.749%, 12/04/08 (D)	$44,510	44,245
Total U.S. Treasury Obligations (Cost $44,217)		44,245
Money Market Fund — 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	5,805,514	5,805
Total Money Market Fund (Cost $5,805)		5,805
Total Investments — 115.5% (Cost $609,854)		613,256
Securities Sold Short — (17.8)%		
Advertising Sales — (0.0)%		
Clear Channel Outdoor Holdings, Cl A*	(2,039)	(33)
Total Advertising Sales		(33)
Aerospace/Defense-Equipment — (0.1)%		
Alliant Techsystems*	(2,782)	(275)
Total Aerospace/Defense-Equipment		(275)

Description	Shares	Value (000)
Airlines — (0.7)%		
Copa Holdings, Cl A	(52,340)	$ (1,874)
Delta Air Lines*	(239,062)	(1,803)
Total Airlines		(3,677)
Applications Software — (0.0)%		
Nuance Communications*	(6,916)	(107)
Total Applications Software		(107)
Auto-Medium & Heavy Duty Trucks — (0.1)%		
Oshkosh	(37,109)	(669)
Total Auto-Medium & Heavy Duty Trucks		(669)
Beverages-Non-Alcoholic — (0.3)%		
Dr Pepper Snapple Group*	(54,086)	(1,118)
Hansen Natural*	(15,084)	(345)
Total Beverages-Non-Alcoholic		(1,463)
Broadcast Services/Programming — (0.3)%		
Discovery Holding, Cl A*	(91,711)	(1,823)
Total Broadcast Services/Programming		(1,823)
Building & Construction Products-Miscellaneous — (0.4)%		
Louisiana-Pacific	(239,301)	(2,024)
Total Building & Construction Products-Miscellaneous		(2,024)
Building Products-Cement/Aggregate — (0.5)%		
Eagle Materials	(113,685)	(2,821)
Total Building Products-Cement/Aggregate		(2,821)
Building-Residential/Commercial — (0.3)%		
DR Horton	(4,759)	(53)
KB Home	(74,169)	(1,305)
Total Building-Residential/Commercial		(1,358)
Casino Services — (0.2)%		
Scientific Games, Cl A*	(29,499)	(895)
Total Casino Services		(895)
Commercial Banks-Central US — (0.2)%		
Marshall & Ilsley	(67,588)	(1,027)
Total Commercial Banks-Central US		(1,027)
Commercial Banks-Southern US — (0.6)%		
First Horizon National	(300,083)	(2,821)
Whitney Holding	(7,136)	(147)
Total Commercial Banks-Southern US		(2,968)
Commercial Services — (0.5)%		
Alliance Data Systems*	(7,081)	(454)
Weight Watchers International	(60,265)	(2,155)
Total Commercial Services		(2,609)

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2008

Description	Shares	Value (000)
Computers-Memory Devices — (0.0)%		
Seagate Technology	(4,039)	$ (60)
Total Computers-Memory Devices		(60)
Consulting Services — (0.9)%		
Corporate Executive Board	(54,547)	(2,044)
FTI Consulting*	(37,809)	(2,690)
Total Consulting Services		(4,734)
Consumer Products-Miscellaneous — (0.1)%		
Clorox	(1,072)	(58)
Jarden*	(9,127)	(219)
Total Consumer Products-Miscellaneous		(277)
Containers-Paper/Plastic — (0.6)%		
Bemis	(14,908)	(420)
Packaging Corp of America	(82,777)	(2,112)
Smurfit-Stone Container*	(69,991)	(400)
Temple-Inland	(17,931)	(291)
Total Containers-Paper/Plastic		(3,223)
Cruise Lines — (0.0)%		
Royal Caribbean Cruises	(70)	(2)
Total Cruise Lines		(2)
Data Processing/Management — (0.2)%		
Fair Isaac	(41,854)	(932)
Total Data Processing/Management		(932)
Diversified Operations — (0.2)%		
Leucadia National	(21,005)	(940)
Total Diversified Operations		(940)
Electronic Components-Miscellaneous — (0.3)%		
Gentex	(106,978)	(1,654)
Total Electronic Components-Miscellaneous		(1,654)
Electronic Components-Semiconductors — (0.4)%		
International Rectifier*	(67,571)	(1,141)
ON Semiconductor*	(57,944)	(544)
Rambus*	(16,526)	(274)
Total Electronic Components-Semiconductors		(1,959)
Finance-Investment Banker/Broker — (0.3)%		
Merrill Lynch	(54,840)	(1,461)
Total Finance-Investment Banker/Broker		(1,461)
Financial Guarantee Insurance — (0.2)%		
MBIA	(171,071)	(1,014)
MGIC Investment	(191)	(1)
Total Financial Guarantee Insurance		(1,015)

Description	Shares	Value (000)
Food-Retail — (0.0)%		
Whole Foods Market	(4,238)	$ (94)
Total Food-Retail		(94)
Forestry — (0.1)%		
Weyerhaeuser	(13,414)	(717)
Total Forestry		(717)
Funeral Services & Related Items — (0.0)%		
Hillenbrand	(3,186)	(74)
Total Funeral Services & Related Items		(74)
Hotels & Motels — (0.0)%		
Choice Hotels International	(6,899)	(171)
Total Hotels & Motels		(171)
Industrial Audio & Video Products — (0.1)%		
Dolby Laboratories, Cl A*	(12,994)	(529)
Total Industrial Audio & Video Products		(529)
Life/Health Insurance — (0.1)%		
Conseco*	(64,048)	(537)
Total Life/Health Insurance		(537)
Linen Supply & Related Items — (0.1)%		
Cintas	(19,668)	(559)
Total Linen Supply & Related Items		(559)
Machinery-Print Trade — (0.3)%		
Zebra Technologies, Cl A*	(54,717)	(1,686)
Total Machinery-Print Trade		(1,686)
Medical-Drugs — (0.2)%		
Cephalon*	(15,992)	(1,170)
Total Medical-Drugs		(1,170)
Medical-Generic Drugs — (1.1)%		
Mylan*	(449,086)	(5,825)
Total Medical-Generic Drugs		(5,825)
Medical-Hospitals — (0.4)%		
LifePoint Hospitals*	(83,233)	(2,383)
Total Medical-Hospitals		(2,383)
Medical-Outpatient/Home Medical — (0.2)%		
Lincare Holdings*	(31,397)	(1,012)
Total Medical-Outpatient/Home Medical		(1,012)
Metal-Aluminum — (0.5)%		
Century Aluminum*	(40,810)	(2,425)
Total Metal-Aluminum		(2,425)

Description	Shares	Value (000)
Motion Pictures & Services — (0.4)%		
DreamWorks Animation SKG, Cl A*	(66,190)	$ (1,966)
Total Motion Pictures & Services		(1,966)
Multi-Line Insurance — (0.3)%		
XL Capital, Cl A	(91,702)	(1,641)
Total Multi-Line Insurance		(1,641)
Multimedia — (0.1)%		
Meredith	(20,922)	(535)
Total Multimedia		(535)
Office Automation & Equipment — (0.4)%		
Pitney Bowes	(61,837)	(1,959)
Total Office Automation & Equipment		(1,959)
Oil Companies-Exploration & Production — (0.0)%		
Continental Resources*	(1,204)	(69)
Encore Acquisition*	(28)	(2)
Total Oil Companies-Exploration & Production		(71)
Oil-Field Services — (0.0)%		
Tetra Technologies*	(1,439)	(27)
Total Oil-Field Services		(27)
Property/Casualty Insurance — (0.0)%		
OneBeacon Insurance Group	(7,527)	(136)
Total Property/Casualty Insurance		(136)
REITs-Diversified — (0.3)%		
CapitalSource	(148,039)	(1,720)
Total REITs-Diversified		(1,720)
REITs-Health Care — (0.3)%		
Ventas	(41,200)	(1,848)
Total REITs-Health Care		(1,848)
REITs-Regional Malls — (0.1)%		
CBL & Associates Properties	(40,711)	(791)
Total REITs-Regional Malls		(791)
Retail-Apparel/Shoe — (0.0)%		
Liz Claiborne	(14,808)	(194)
Total Retail-Apparel/Shoe		(194)
Retail-Auto Parts — (0.0)%		
Autozone*	(1,303)	(170)
Total Retail-Auto Parts		(170)
Retail-Automobile — (0.2)%		
Copart*	(22,895)	(1,004)
Total Retail-Automobile		(1,004)

Description	Shares	Value (000)
Retail-Sporting Goods — (0.0)%		
Dick's Sporting Goods*	(2,738)	$ (48)
Total Retail-Sporting Goods		(48)
S&L/Thrifts-Eastern US — (0.6)%		
Sovereign Bancorp	(322,895)	(3,074)
Total S&L/Thrifts-Eastern US		(3,074)
Schools — (0.7)%		
Apollo Group, Cl A*	(39,608)	(2,467)
ITT Educational Services*	(11,630)	(1,030)
Total Schools		(3,497)
Semiconductor Components-Integrated Circuits — (0.3)%		
Linear Technology	(52,412)	(1,627)
Total Semiconductor Components-Integrated Circuits		(1,627)
Semiconductor Equipment — (0.1)%		
Novellus Systems*	(19,081)	(389)
Total Semiconductor Equipment		(389)
Super-Regional Banks-US — (0.2)%		
Comerica	(32,973)	(947)
Total Super-Regional Banks-US		(947)
Telecommunications Services — (0.1)%		
Embarq	(12,468)	(571)
Total Telecommunications Services		(571)
Telephone-Integrated — (0.5)%		
Frontier Communications	(219,118)	(2,533)
Total Telephone-Integrated		(2,533)
Television — (1.2)%		
Central European Media Enterprises, Cl A*	(74,539)	(6,205)
CTC Media*	(7,858)	(182)
Total Television		(6,387)
Theaters — (0.3)%		
Regal Entertainment Group, Cl A	(81,957)	(1,365)
Total Theaters		(1,365)
Therapeutics — (0.5)%		
BioMarin Pharmaceuticals*	(1,203)	(39)
ImClone Systems*	(42,323)	(2,706)
Total Therapeutics		(2,745)
Tobacco — (0.0)%		
UST	(3,931)	(207)
Total Tobacco		(207)

Schedule of Investments

As of July 31, 2008

Description	Shares/Contracts	Value (000)
Transport-Marine — (0.7)%		
Overseas Shipholding Group	(6,199)	$ (488)
Teekay	(64,186)	(2,803)
Tidewater	(10,456)	(627)
Total Transport-Marine		(3,918)
Total Securities Sold Short (Proceeds $(104,336))		(94,558)
Written Option Contracts — (3.6)%		
Amex Securities Broker/Dealer Index, August 2008, 100 Call Strike Price: $150*	(1,765)	(1,165)
KBW Bank Index, August 2008, 100 Call Strike Price: $60*	(2,615)	(2,066)
KBW Bank Index, August 2008, 100 Call Strike Price: $70*	(1,830)	(375)
ISE U.S. Regional Banks Index, August 2008, 100 Call Strike Price: $27.5*	(8,195)	(1,721)
ISE U.S. Regional Banks Index, August 2008, 100 Call Strike Price: $32.5*	(1,890)	(104)
KBW Regional Banking Index, August 2008, 100 Call Strike Price: $60*	(4,780)	(1,864)
Morgan Stanley Commodity Related Index, August 2008, 100 Call Strike Price: $890*	(295)	(619)
Morgan Stanley Cyclical Index, August 2008, 100 Call Strike Price: $840*	(315)	(1,140)
Morgan Stanley Technology Index, August 2008, 100 Call Strike Price: $550*	(475)	(708)
Nasdaq 100 1500-2000 Index, August 2008, 100 Call Strike Price: $1,850*	(140)	(529)
PHLX Housing Sector Index, August 2008, 100 Call Strike Price: $110*	(2,450)	(2,279)
Russell 2000 Index, August 2008, 100 Call Strike Price: $690*	(80)	(253)
Standard and Poor's 500 Index, August 2008, 100 Call Strike Price: $1,250*	(1,280)	(3,968)
Standard and Poor's 500 Index, August 2008, 100 Call Strike Price: $1,260*	(310)	(806)

Description	Contracts	Value (000)
Written Option Contracts — continued		
Standard and Poor's 500 Index, August 2008, 100 Call Strike Price: $1,280*	(160)	$ (246)
Standard and Poor's 500 Index, August 2008, 100 Call Strike Price: $1,290*	(600)	(720)
Standard and Poor's MidCap 400 Index, August 2008, 100 Call Strike Price: $800*	(260)	(471)
Total Written Option Contracts (Proceeds received $(16,671))		(19,034)
Other Assets and Liabilities, Net — 5.9%		31,281
Total Net Assets — 100.0%		$ 530,945

The Fund had the following futures contracts open as of July 31, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Amsterdam Index	200	$ 24,826	08/15/08	$ 688
CAC 40 Index	598	41,066	08/15/08	2,861
CBOE VIX	540	12,296	08/19/08	(568)
DAX Index	130	(33,078)	09/19/08	(639)
FTSE 100 Index	986	105,646	09/19/08	(4,053)
IBEX 35 Index	177	(32,692)	08/15/08	(1,738)
OMXS30 Index	1,086	(15,638)	08/15/08	(1,032)
S&P 500 Emini	1,372	(86,923)	09/19/08	3,522
S&P MIB Index	360	80,028	09/19/08	(7,681)
S&P/TSE 60 Index	450	71,907	09/18/08	(4,752)
SPI 200 Index	550	(64,450)	09/18/08	5,223
TOPIX Index	743	(89,634)	09/11/08	2,107
				$(6,062)

As of July 31, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
9/17/2008	USD	(164,440,320)	AUD	176,000,000	$ 148
9/17/2008	USD	(59,071,979)	CAD	60,000,000	(494)
9/17/2008	USD	(18,952,680)	EUR	12,000,000	(286)
9/17/2008	USD	(117,249,600)	GBP	60,000,000	1,220
9/17/2008	USD	(167,420,379)	NOK	870,000,000	1,651
9/17/2008	AUD	(50,000,000)	USD	47,692,000	934
9/17/2008	CAD	(170,000,000)	USD	166,877,718	907
9/17/2008	CHF	(130,000,000)	USD	125,997,073	1,798
9/17/2008	NOK	(170,000,000)	USD	33,267,581	231
9/17/2008	NZD	(90,000,000)	USD	67,169,100	1,660
					$7,769

The accompanying notes are an integral part of the financial statements.

For descriptions of abbreviations and footnotes, please refer to page 61.

OLD MUTUAL ANALYTIC GLOBAL FUND (FORMERLY, OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND)

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Analytic Global Fund (the "Fund") underperformed its benchmark, the MSCI World Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (15.12)% return at net asset value during the year, while the Index posted a return of (10.88)%. Performance for all share classes can be found on page 19.

Q. What investment environment did the Fund face during the past year?

A. Global equities struggled throughout the year due to soaring oil prices, the credit crisis and renewed concerns over the global economic slowdown. The Index started the year by continuing an upward climb but proceeded to fall throughout the months following the third quarter of 2007. The U.S. housing market continued to struggle, as many large financial institutions took major write-offs and trimmed earnings estimates due to the effects of the sub-prime mortgage crisis. Crude oil prices soared throughout the year, reaching record highs. The high oil prices impacted the consumer, as consumer confidence in the U.S. fell to its lowest level since January of 1980.

Q. Which market factors influenced the Fund's relative performance?

A. Equities detracted from Fund performance during the year. A shift away from companies with certain value characteristics, such as attractive book to price ratios, and particular risk characteristics, like above average analyst dispersion, slightly benefited equity positions. However, companies with above average inventory turnover and attractive profit margins detracted from performance as investors penalized these characteristics. Tilting away from companies with attractive forward looking earnings to price ratios also negatively impacted performance during the year.

Option positions contributed positively to performance as a result of the declining equity market environment. Contracts on banking and broker/dealer indices added value during the year, as did contracts on Standard & Poor's indices. On the contrary, oil and gas sector contracts detracted from performance during the year.

Global asset allocation had a negative impact on Fund performance during the year, as both equity and currency positions detracted from performance. Within equities, short positions in securities held in the S&P 500 Index added to performance, but short positions in Tokyo equity markets and long positions in Italy and Amsterdam equity markets subtracted from performance. Within currencies, short positions in the Australian Dollar and Swiss Franc contributed positively to performance, but exposure to the Canadian Dollar and Japanese Yen detracted from performance.

Q. How did portfolio composition affect Fund performance?

A. Among the best performing stocks was a short position in UBS. During the year, a U.S. Senate subcommittee accused the bank of helping wealthy Americans evade billions in taxes each year, suggesting that while UBS did not technically violate U.S. reporting requirements under the 2001 "qualified intermediary program," it actively assisted clients in structuring their Swiss accounts to avoid disclosure responsibilities with the Internal Revenue Service and thus aided tax evasion. A long position in energy producer EnCana (no longer a Fund holding) contributed to performance after the company announced its intention to split itself into two publicly-traded companies, with the goal of boosting the market value of its oils and interests in northern Alberta. Also aiding performance this year was a long position in Apache, an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids. The company reported strong financial results for the first quarter of fiscal 2008, with revenue increasing, net income doubling and earnings per share climbing.

Performance Highlights

- *The Old Mutual Analytic Global Fund (the "Fund") underperformed its benchmark, the MSCI World Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (15.12)% return at net asset value during the year, while the Index posted a return of (10.88)%.*

- *Equities detracted from Fund performance during the year.*

- *Option positions contributed positively to performance as a result of the declining equity market environment.*

- *Global asset allocation had a negative impact on Fund performance during the year, as both equity and currency positions detracted from performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Top Ten Holdings as of July 31, 2008

U.S. Treasury Bill, 1.749%, 12/04/08	10.1%
Exxon Mobil	3.0%
Philip Morris International	2.0%
Berkshire Hathaway, Cl B	2.0%
Union Fenosa	1.9%
Chevron	1.8%
Northrop Grumman	1.7%
Vivendi	1.5%
Walt Disney	1.5%
Vodafone Group	1.5%
As a % of Total Fund Investments*	27.0%

*Top Ten Holdings are all long positions.

Detracting from performance over the year was a long position in Manpower, a Milwaukee-based global staffing firm, which reported that net income for the second quarter of 2008 fell 33 percent because of legal costs related to an investigation by authorities in France, and comparisons with last year's second quarter, which included a large gain from a recalculation of payroll taxes. Additionally, a long position in the Vodafone Group, the world's largest mobile operator, detracted from performance. The company began to feel the effects of the economic slowdown, and blamed a widespread slowdown in consumer spending and lower-than-expected sales of replacement handsets for its lower outlook, as consumers are opting for cheaper contracts and delaying the replacement of their aging handsets. Finally, a long position in Discover Financial Services (no longer a Fund holding) also detracted from performance during the year. The American financial services company felt the effects of the down market as consumers struggled with rising prices for essentials and continued to lose confidence in the nation's economy.

Q. What is the investment outlook for the global stock market?

A. Analytic Investors, LLC ("Analytic") intends to continue to emphasize stocks with attractive earnings revisions. Analytic also intends to focus on select companies with above average momentum, while de-emphasizing companies with higher than average revenue growth. Analytic further anticipates continuing to emphasize companies with above average six-month returns, while moving away from companies with high debt to equity ratios.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this belief holds true going forward, the Fund should benefit from being properly positioned towards stocks with characteristics favored by investors.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	05/31/06	(19.98)%	(4.22)%
Class A without load	05/31/06	(15.12)%	(1.57)%
Class C with load	05/31/06	(16.56)%	(2.39)%
Class C without load	05/31/06	(15.76)%	(2.39)%
Class Z	05/31/06	(14.83)%	(1.36)%
Institutional Class	05/31/06	(14.64)%	(1.11)%
MSCI World Index	05/31/06	(10.88)%	3.47%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 3.19% and 2.55%; 4.07% and 3.30%; 17.92% and 2.30%; 3.71% and 2.00%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 5/31/06 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Old Mutual Analytic Global Fund — continued

Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Common Stock — 51.7%		
Aerospace/Defense — 3.6%		
Northrop Grumman (C)	6,800	$ 458
Raytheon (C)	6,244	355
Total Aerospace/Defense		813
Agricultural Chemicals — 1.8%		
CF Industries Holdings (C)	1,300	213
Mosaic* (C)	1,500	191
Total Agricultural Chemicals		404
Agricultural Operations — 0.0%		
Bunge (C)	100	10
Total Agricultural Operations		10
Applications Software — 0.6%		
Microsoft (C)	5,400	139
Salesforce.com* (C)	100	6
Total Applications Software		145
Auto-Cars/Light Trucks — 0.0%		
General Motors (C)	100	1
Total Auto-Cars/Light Trucks		1
Broadcast Services/Programming — 0.1%		
Liberty Media Capital, Ser A* (C)	1,000	16
Total Broadcast Services/Programming		16
Building-Residential/Commercial — 0.8%		
Lennar, Cl A (C)	14,200	172
Total Building-Residential/Commercial		172
Chemicals-Specialty — 0.5%		
Eastman Chemical (C)	1,900	114
Total Chemicals-Specialty		114
Commercial Banks-Southern US — 0.0%		
Regions Financial (C)	100	1
Total Commercial Banks-Southern US		1
Commercial Services-Finance — 3.3%		
MasterCard, Cl A (C)	1,200	293
Moody's (C)	6,000	209
Visa, Cl A* (C)	3,300	241
Total Commercial Services-Finance		743
Computers — 2.2%		
Apple* (C)	600	95
Dell* (C)	9,000	221
Hewlett-Packard (C)	2,118	95
International Business Machines (C)	700	90
Total Computers		501

Description	Shares	Value (000)
Consulting Services — 1.3%		
Accenture, Cl A (C)	7,000	$ 292
Total Consulting Services		292
Containers-Metal/Glass — 1.1%		
Owens-Illinois* (C)	5,800	245
Total Containers-Metal/Glass		245
Cosmetics & Toiletries — 0.3%		
Colgate-Palmolive (C)	1,000	74
Total Cosmetics & Toiletries		74
E-Commerce/Services — 0.0%		
Expedia* (C)	200	4
Total E-Commerce/Services		4
Electronic Components-Miscellaneous — 0.2%		
Flextronics International* (C)	1,300	12
Sanmina-SCI* (C)	14,800	26
Total Electronic Components-Miscellaneous		38
Electronic Components-Semiconductors — 0.2%		
MEMC Electronic Materials* (C)	200	9
Texas Instruments (C)	1,500	37
Total Electronic Components-Semiconductors		46
Electronic Measuring Instruments — 0.2%		
Agilent Technologies* (C)	1,400	51
Total Electronic Measuring Instruments		51
Engineering/R&D Services — 0.5%		
Fluor (C)	1,000	81
McDermott International* (C)	400	19
Total Engineering/R&D Services		100
Enterprise Software/Services — 0.5%		
BMC Software* (C)	3,200	105
Total Enterprise Software/Services		105
Fiduciary Banks — 3.1%		
Bank of New York Mellon (C)	8,600	305
Northern Trust (C)	5,100	399
Total Fiduciary Banks		704
Finance-Mortgage Loan/Banker — 0.0%		
Fannie Mae (C)	500	6
Freddie Mac (C)	400	3
Total Finance-Mortgage Loan/Banker		9

Description	Shares	Value (000)
Finance-Other Services — 0.1%		
Nasdaq OMX Group* (C)	600	$ 17
Total Finance-Other Services		17
Food-Meat Products — 0.2%		
Tyson Foods, Cl A (C)	3,500	52
Total Food-Meat Products		52
Human Resources — 0.8%		
Manpower (C)	3,450	166
Total Human Resources		166
Independent Power Producer — 1.0%		
Mirant* (C)	900	28
Reliant Energy* (C)	10,600	192
Total Independent Power Producer		220
Instruments-Scientific — 1.7%		
Applied Biosystems (C)	10,200	377
Total Instruments-Scientific		377
Life/Health Insurance — 1.5%		
Unum Group (C)	14,000	338
Total Life/Health Insurance		338
Machinery-General Industry — 0.0%		
Manitowoc (C)	100	3
Total Machinery-General Industry		3
Medical Labs & Testing Services — 0.0%		
Laboratory Corp of America Holdings* (C)	100	7
Total Medical Labs & Testing Services		7
Medical Products — 1.5%		
Baxter International (C)	4,900	336
Total Medical Products		336
Medical-Biomedical/Genetic — 0.1%		
Biogen Idec* (C)	100	7
Invitrogen* (C)	100	4
Total Medical-Biomedical/Genetic		11
Medical-Drugs — 1.1%		
Bristol-Myers Squibb (C)	11,100	234
Merck (C)	386	13
Total Medical-Drugs		247
Metal-Diversified — 0.4%		
Freeport-McMoRan Copper & Gold (C)	800	78
Total Metal-Diversified		78

Description	Shares	Value (000)
Multi-Line Insurance — 0.9%		
ACE (C)	1,000	$ 51
MetLife (C)	2,900	147
Total Multi-Line Insurance		198
Multimedia — 2.2%		
EW Scripps, Cl A (C)	9,833	68
Walt Disney (C)	13,700	416
Total Multimedia		484
Networking Products — 0.0%		
Cisco Systems* (C)	100	2
Total Networking Products		2
Non-Hazardous Waste Disposal — 0.0%		
Republic Services (C)	200	7
Total Non-Hazardous Waste Disposal		7
Oil Companies-Exploration & Production — 3.6%		
Anadarko Petroleum (C)	4,800	278
Apache (C)	900	101
Cimarex Energy (C)	400	21
Devon Energy (C)	800	76
Occidental Petroleum (C)	4,200	331
Southwestern Energy* (C)	100	4
Total Oil Companies-Exploration & Production		811
Oil Companies-Integrated — 6.2%		
Chevron (C)	5,900	499
ConocoPhillips (C)	800	65
Exxon Mobil (C)	10,100	812
Total Oil Companies-Integrated		1,376
Pharmacy Services — 1.1%		
Express Scripts* (C)	2,600	183
Medco Health Solutions* (C)	1,200	60
Total Pharmacy Services		243
Pipelines — 1.1%		
Williams (C)	7,400	237
Total Pipelines		237
Reinsurance — 2.4%		
Berkshire Hathaway, Cl B* (C)	140	536
Total Reinsurance		536
REITs-Office Property — 0.2%		
Boston Properties (C)	400	39
Total REITs-Office Property		39

OLD MUTUAL ANALYTIC GLOBAL FUND — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2008

Description	Shares	Value (000)
REITs-Storage — 0.2%		
Public Storage (C)	500	$ 41
Total REITs-Storage		41
Retail-Computer Equipment — 0.0%		
GameStop, Cl A* (C)	200	8
Total Retail-Computer Equipment		8
S&L/Thrifts-Eastern US — 0.2%		
Hudson City Bancorp (C)	2,100	38
New York Community Bancorp (C)	800	13
Total S&L/Thrifts-Eastern US		51
S&L/Thrifts-Western US — 0.0%		
Washington Mutual (C)	1,000	5
Total S&L/Thrifts-Western US		5
Semiconductor Components-Integrated Circuits — 0.1%		
Linear Technology (C)	700	22
Total Semiconductor Components-Integrated Circuits		22
Steel-Producers — 0.8%		
AK Steel Holding (C)	1,800	114
Nucor (C)	1,000	57
Total Steel-Producers		171
Super-Regional Banks-US — 0.5%		
SunTrust Banks (C)	100	4
US Bancorp (C)	600	18
Wachovia (C)	1,100	19
Wells Fargo (C)	1,900	58
Total Super-Regional Banks-US		99
Tobacco — 3.5%		
Altria Group (C)	9,200	187
Lorillard* (C)	900	60
Philip Morris International (C)	10,400	537
Total Tobacco		784
Total Common Stock (Cost $12,188)		11,554
Foreign Common Stock — 56.7%		
Australia — 3.4%		
AGL Energy (C)	8,019	100
Ansell (C)	1,929	18
Aristocrat Leisure (C)	5,308	24
Australia & New Zealand Banking Group (C)	70	1
Bendigo and Adelaide Bank (C)	2,640	27
BHP Billiton (C)	3,058	114
CFS Retail Property Trust (C)	1,385	3
Commonwealth Bank of Australia (C)	291	11
CSL (C)	8,949	289

Description	Shares	Value (000)
Foreign Common Stock — continued		
Australia — continued		
Incitec Pivot (C)	128	$ 20
Macquarie Office Trust (C)	37,853	32
National Australia Bank (C)	1,815	42
Stockland (C)	2,983	13
Suncorp-Metway (C)	3,361	42
TABCORP Holdings (C)	2,348	19
Westpac Banking (C)	115	2
Woolworths (C)	200	5
Total Australia		762
Austria — 0.3%		
Erste Bank der Oesterreichisch (C)	587	37
Raiffeisen International Bank (C)	246	31
Verbund, Cl A (C)	104	8
Total Austria		76
Belgium — 0.3%		
AGFA-Gevaert* (C)	8,470	63
Delhaize Group (C)	96	5
Total Belgium		68
Canada — 4.2%		
Bank of Nova Scotia (C)	200	10
Bombardier, Cl B (C)	200	1
Canadian Utilities, Cl A (C)	900	40
Celestica* (C)	19,500	154
Fording Canadian Coal Trust (C)	1,000	88
Imperial Oil (C)	5,900	291
MI Developments, Cl A (C)	100	2
Potash Corp of Saskatchewan (C)	1,000	205
Power Financial (C)	1,200	40
Royal Bank of Canada (C)	500	23
Talisman Energy (C)	3,100	56
Toronto-Dominion Bank (C)	300	18
Total Canada		928
Denmark — 1.4%		
FLSmidth & Co (C)	1,950	188
Vestas Wind Systems* (C)	1,000	130
Total Denmark		318
Finland — 2.4%		
Kone OYJ, Cl B (C)	7,501	226
Nokia OYJ (C)	11,049	302
Total Finland		528
France — 5.6%		
Accor (C)	3,256	217
Alstom (C)	56	6
Atos Origin (C)	458	27

Description	Shares	Value (000)
Foreign Common Stock — continued		
France — continued		
BNP Paribas (C)	318	$ 31
Cap Gemini (C)	1,127	72
Eramet (C)	130	90
France Telecom (C)	2,259	72
SAPRR (C)	50	4
Societe Generale (C)	63	6
Technip (C)	1,268	108
Thales (C)	3,498	198
Vivendi (C)	9,976	417
Total France		1,248
Germany — 2.7%		
Arcandor* (C)	12,550	145
BASF SE (C)	1,794	114
Bilfinger Berger (C)	1,903	128
MAN (C)	1,551	156
Wacker Chemie (C)	325	67
Total Germany		610
Hong Kong — 3.4%		
Cheung Kong Infrastructure Holdings (C)	11,000	48
CITIC International Financial (C)	23,000	19
Esprit Holdings (C)	9,300	99
Hang Lung Group (C)	1,000	4
Hang Seng Bank (C)	1,300	26
Hutchison Whampoa (C)	11,000	103
Hysan Development (C)	10,000	29
Link REIT (C)	62,000	138
Swire Pacific, Cl A (C)	27,500	294
Total Hong Kong		760
Italy — 0.5%		
Banca Carige (C)	8,007	28
IFIL Investments (C)	595	4
Pirelli & C SpA (C)	69,116	43
UniCredit (C)	4,541	27
Unipol Gruppo Finanziario (C)	753	2
Total Italy		104
Japan — 12.7%		
Aioi Insurance (C)	1,000	5
Chiba Bank (C)	2,000	13
Chuo Mitsui Trust Holdings (C)	1,000	6
Ebara (C)	7,000	21
Fujitsu (C)	13,000	94
Gunma Bank (C)	6,000	37
Hachijuni Bank (C)	1,000	6
Hitachi (C)	34,000	245
Hokuhoku Financial Group (C)	11,000	28
Isetan Mitsukoshi Holdings (C)	21,800	251
Iyo Bank (C)	3,000	35
J Front Retailing (C)	1,000	5

Description	Shares	Value (000)
Foreign Common Stock — continued		
Japan — continued		
Kirin Holdings (C)	10,000	$ 153
KK daVinci Holdings* (C)	87	34
Kyowa Hakko Kogyo (C)	14,000	156
Matsushita Electric Industrial (C)	17,000	358
Mitsubishi (C)	1,800	53
Mitsubishi Electric (C)	7,000	69
Mitsubishi Estate (C)	5,000	121
Mitsubishi UFJ Financial (C)	10,200	90
Mizuho Financial Group (C)	13	62
Nichirei (C)	5,000	29
Nippon Electric Glass (C)	1,000	15
Nippon Express (C)	1,000	5
Nippon Meat Packers (C)	2,000	32
Nippon Yusen (C)	15,000	128
Nishi-Nippon City Bank (C)	9,000	26
Oki Electric Industry (C)	51,000	77
Sanyo Electric* (C)	12,000	27
Shiseido (C)	11,000	245
Sojitz (C)	33,200	102
Sumitomo (C)	5,800	78
Sumitomo Mitsui Financial Group (C)	9	70
Suruga Bank (C)	3,000	37
Suzuken (C)	100	3
Tokyo Steel Manufacturing (C)	1,400	16
Yamaguchi Financial Group (C)	2,000	27
Yamato Holdings (C)	1,000	12
Yamazaki Baking (C)	6,000	69
Total Japan		2,840
Netherlands — 0.4%		
Akzo Nobel (C)	558	32
Koninklijke Ahold (C)	3,922	45
TNT (C)	163	6
Total Netherlands		83
New Zealand — 0.0%		
Contact Energy (C)	550	3
Total New Zealand		3
Portugal — 0.6%		
Sonae SGPS (C)	132,790	140
Total Portugal		140
Singapore — 0.2%		
Oversea-Chinese Banking (C)	9,000	55
Total Singapore		55
Spain — 4.4%		
Banco Bilbao Vizcaya (C)	3,065	56
Banco Santander (C)	7,602	148
Inditex (C)	515	25
Indra Sistemas (C)	98	3

SCHEDULE OF INVESTMENTS

As of July 31, 2008

Description	Shares	Value (000)
Foreign Common Stock — continued		
Spain — continued		
Telefonica (C)	9,162	$ 238
Union Fenosa (C)	19,015	510
Total Spain		980
Sweden — 2.5%		
Atlas Copco, Cl B (C)	600	8
Axfood (C)	1,750	54
Investor, Cl B (C)	17,800	387
Scania, Cl B (C)	2,000	31
Tele2 AB, Cl B (C)	4,800	84
Total Sweden		564
Switzerland — 4.5%		
ABB (C)	11,519	302
Kuehne + Nagel International (C)	1,229	103
Schindler Holding (C)	4,513	308
Sulzer (C)	34	4
Syngenta (C)	983	286
Total Switzerland		1,003
United Kingdom — 7.2%		
Anglo American (C)	4,926	282
Barclays (C)	3,115	21
BG Group (C)	2,829	64
Compass Group (C)	16,235	117
Cookson Group (C)	203	2
HBOS (C)	2,319	13
HSBC Holdings (C)	7,028	116
ICAP (C)	13,682	135
Johnson Matthey (C)	100	3
Lloyds TSB Group (C)	1,255	7
Reckitt Benckiser Group (C)	414	23
Royal Bank of Scotland Group (C)	9,317	39
Standard Chartered (C)	1,899	58
Vodafone Group (C)	150,794	404
WM Morrison Supermarkets (C)	65,686	335
Total United Kingdom		1,619
Total Foreign Common Stock (Cost $13,381)		**12,689**
Foreign Preferred Stock — 0.9%		
Italy — 0.9%		
IFI* (C)	9,484	198
Total Italy		198
Total Foreign Preferred Stock (Cost $253)		**198**

Description	Shares/Face Amount (000)	Value (000)
U.S. Treasury Obligations — 12.3%		
U.S. Treasury Bill 1.749%, 12/04/08 (D)	$ 2,755	$ 2,739
Total U.S. Treasury Obligations (Cost $2,737)		**2,739**
Total Investments — 121.6% (Cost $28,559)		**27,180**
Domestic Securities Sold Short — (4.6)%		
Airlines — (0.0)%		
Southwest Airlines	(300)	(5)
Total Airlines		(5)
Beverages-Wine/Spirits — (0.4)%		
Constellation Brands, Cl A*	(4,000)	(86)
Total Beverages-Wine/Spirits		(86)
Broadcast Services/Programming — (0.5)%		
Liberty Global, Cl A*	(4,000)	(115)
Total Broadcast Services/Programming		(115)
Casino Hotels — (0.4)%		
Wynn Resorts	(1,000)	(97)
Total Casino Hotels		(97)
Commercial Services — (0.0)%		
Iron Mountain*	(100)	(3)
Total Commercial Services		(3)
Commercial Services-Finance — (0.0)%		
Equifax	(100)	(4)
Total Commercial Services-Finance		(4)
Electronic Components-Semiconductors — (0.2)%		
Micron Technology*	(6,600)	(32)
Total Electronic Components-Semiconductors		(32)
Forestry — (0.2)%		
Weyerhaeuser	(900)	(48)
Total Forestry		(48)
Medical Products — (0.0)%		
Coopers	(100)	(3)
Total Medical Products		(3)
Medical-Drugs — (0.2)%		
Cephalon*	(500)	(37)
Total Medical-Drugs		(37)
Motorcycle/Motor Scooter — (0.1)%		
Harley-Davidson	(800)	(30)
Total Motorcycle/Motor Scooter		(30)

Description	Shares	Value (000)
Securities Sold Short — continued		
Multi-line Insurance — (0.1)%		
Old Republic International	(1,000)	$ (11)
Total Multi-line Insurance		(11)
Oil Refining & Marketing — (0.2)%		
Sunoco	(1,200)	(49)
Total Oil Refining & Marketing		(49)
Oil-Field Services — (0.2)%		
Exterran Holdings*	(600)	(34)
Total Oil-Field Services		(34)
Property/Casualty Insurance — (0.1)%		
Fidelity National Financial, Cl A	(100)	(1)
WR Berkley	(600)	(14)
Total Property/Casualty Insurance		(15)
Real Estate Operation/Development — (0.6)%		
Forest City Enterprises, Cl A	(5,400)	(141)
Total Real Estate Operation/Development		(141)
Telecommunications Services — (0.3)%		
Embarq	(1,300)	(60)
Total Telecommunications Services		(60)
Therapeutics — (1.1)%		
Amylin Pharmaceuticals*	(7,800)	(246)
Total Therapeutics		(246)
Total Domestic Securities Sold Short (Proceeds ($1,186))		(1,016)
Foreign Securities Sold Short — (13.9)%		
Australia — (2.0)%		
Crown	(15,208)	(113)
Macquarie Airports	(34,562)	(91)
Mirvac Group	(41,543)	(99)
Transurban Group	(29,903)	(145)
Total Australia		(448)
Canada — (2.9)%		
Agnico-Eagle Mines	(100)	(5)
Brookfield Properties	(100)	(2)
Groupe Aeroplan	(12,300)	(178)
Ivanhoe Mines*	(10,800)	(122)
Niko Resources	(2,500)	(207)
OPTI Canada*	(600)	(11)
Silver Wheaton*	(100)	(1)
SNC-Lavalin Group	(1,900)	(103)
Uranium One*	(2,000)	(7)
UTS Energy*	(2,700)	(13)
Total Canada		(649)

Description	Shares	Value (000)
Foreign Securities Sold Short — continued		
Cyprus — (0.0)%		
ProSafe	(600)	$ (5)
Total Cyprus		(5)
Finland — (0.2)%		
Sampo, Cl A	(579)	(15)
Stora Enso, Cl R	(2,089)	(19)
Total Finland		(34)
France — (1.4)%		
Zodiac	(6,966)	(312)
Total France		(312)
Germany — (1.1)%		
Fraport AG Frankfurt Airport Services Worldwide	(81)	(5)
Infineon Technologies*	(29,801)	(224)
Solarworld	(429)	(20)
Total Germany		(249)
Japan — (2.6)%		
Aeon Mall	(700)	(21)
Haseko	(1,000)	(1)
Hirose Electric	(300)	(28)
Marui Group	(8,800)	(68)
NGK Spark Plug	(13,000)	(146)
Nippon Mining Holdings	(2,000)	(12)
Nomura Holdings	(4,900)	(71)
Square Enix	(4,200)	(131)
Yakult Honsha	(3,400)	(97)
Total Japan		(575)
Netherlands — (0.2)%		
Wolters Kluwer	(1,414)	(33)
Total Netherlands		(33)
Norway — (0.6)%		
Renewable Energy*	(4,900)	(142)
Total Norway		(142)
Sweden — (0.0)%		
Ssab Svenskt Stal, Cl A	(400)	(11)
Total Sweden		(11)
Switzerland — (2.9)%		
Credit Suisse Group	(104)	(5)
Givaudan	(294)	(240)
STMicroelectronics	(17,578)	(194)
UBS*	(10,498)	(201)
Total Switzerland		(640)
Total Foreign Securities Sold Short (Proceeds $(3,451))		(3,098)

Schedule of Investments

As of July 31, 2008

Description	Contracts	Value (000)
Written Option Contracts — (3.6)%		
Amex Natural Gas Index, August 2008, 100 Call Strike Price: $660*	(20)	$ (4)
Amex Securities Broker/Dealer Index, August 2008, 100 Call Strike Price: $150*	(80)	(53)
KBW Bank Index, August 2008, 100 Call Strike Price: $60*	(115)	(91)
KBW Bank Index, August 2008, 100 Call Strike Price: $70*	(80)	(16)
ISE-Revere Natural Gas Index, August 2008, 100 Call Strike Price: $172.5*	(25)	(1)
ISE U.S. Regional Banks Index, August 2008, 100 Call Strike Price: $27.5*	(365)	(77)
ISE U.S. Regional Banks Index, August 2008, 100 Call Strike Price: $32.5*	(85)	(5)
KBW Regional Banking Index, August 2008, 100 Call Strike Price: $60*	(210)	(82)
Morgan Stanley Commodity Related Index, August 2008, 100 Call Strike Price: $890*	(15)	(31)
Morgan Stanley Cyclical Index, August 2008, 100 Call Strike Price: $840*	(15)	(54)
Morgan Stanley Technology Index, August 2008, 100 Call Strike Price: $550*	(20)	(30)
PHLX Housing Sector Index, August 2008, 100 Call Strike Price: $110*	(110)	(102)
Standard and Poor's 500 Index, August 2008, 100 Call Strike Price: $1,250*	(45)	(139)
Standard and Poor's 500 Index, August 2008, 100 Call Strike Price: $1,260*	(50)	(130)
Total Written Option Contracts (Proceeds received $(764))		**(815)**
Other Assets and Liabilities, Net — 0.5%		**106**
Total Net Assets — 100.0%		**$ 22,357**

The Fund had the following futures contracts open as of July 31, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Amsterdam Index	19	$ 2,359	08/15/08	$ 65
Australian Dollar Currency Future	68	6,371	09/15/08	4
British Pound Currency Future	48	5,929	09/15/08	78
CAC 40 Index	25	1,717	08/15/08	120
CBOE VIX	25	569	08/19/08	(26)
Canadian Dollar Currency Future	(57)	(5,566)	09/16/08	19
DAX Index	(8)	(2,036)	09/19/08	(32)
FTSE 100 Index	54	5,786	09/19/08	(226)
IBEX 35 Index	(9)	(1,662)	08/15/08	(88)
Japanese Yen Currency Future	6	697	09/15/08	(12)
OMXS30 Index	(36)	(518)	08/15/08	(34)
S&P 500 Emini	(86)	(5,449)	09/19/08	192
S&P/MIB Index	18	4,001	09/19/08	(384)
S&P/TSE 60 Index	25	3,995	09/18/08	(278)
SPI 200 Index	(28)	(3,281)	09/18/08	266
Swiss Franc Currency Future	(12)	(1,432)	09/15/08	41
TOPIX Index	(41)	(4,946)	09/11/08	130
				$(165)

For descriptions of abbreviations and footnotes, please refer to page 61.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CLAY FINLAY CHINA FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Clay Finlay LLC

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Clay Finlay China Fund (the "Fund") underperformed its benchmark, the MSCI China Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (13.91)% return at net asset value during the year, while the Index posted a return of (6.62)%. Performance for all share classes can be found on page 29.

Q. What investment environment did the Fund face during the past year?

A. The global investment environment remained negative as interest rate cuts, volatile currency markets, high energy prices and earnings downgrades resulted in both a loss of confidence among investors and increased risk aversion. Specific to China, inflation accelerated at the beginning of 2008, which led the government to take measures to temporarily freeze a variety of food prices and to raise the banks' reserve requirement ratio. Investors negatively reacted to these monetary tightening policies, viewing them as contributors to a potential economic slowdown. Additionally, China's market was negatively impacted by two natural disasters: the worst snowstorms in five decades hit China's Southern Provinces at the end of January, and the worst earthquake in fifty years hit the Sichuan Province in May, killing more than 70,000.

Q. Which market factors influenced the Fund's relative performance?

A. High volatility coupled with the growing influence of China's economic policy and government decisions on market sentiment were the key factors that impacted the Fund's relative performance during the period.

Q. How did portfolio composition affect Fund performance?

A. Sectors that contributed positively to the Fund's absolute performance included energy, information technology and telecommunications services. On the contrary, industrials, materials and healthcare were detractors from absolute performance.

China Mobile, CNOOC and Industrial & Commercial Bank of China ("ICBC") were among the top contributors for the year, while China Life Insurance, Ping An Insurance Group and Shanghai Industrial Holdings were among the top detractors. China Mobile, the largest stock in the MSCI China Index and the largest mobile telecom operator in China, experienced revenue growth acceleration as a result of aggressive expansion into rural areas. CNOOC, China's dominant off-shore oil and gas producer, benefited from the rise in crude oil prices and several major discoveries made along China's coast. ICBC is China's largest commercial bank and its earnings were up 65% in 2007, with estimated growth above 50% in the first half of 2008. China Life Insurance, the country's largest life insurer detracted from the Fund's performance due to the steep fall in the domestic A-share market, which negatively impacted the value of its investment portfolio and its net investment income. The country's second largest life insurer, Ping An Insurance Group, negatively affected the Fund's performance for the same reason. Shanghai Industrial Holdings, a real estate and utilities conglomerate, also detracted from the Fund's performance due to a government policy against speculation in the property sector, which caused a cooling of prices. The stock was also hurt by a contraction in transaction volume in China's southern regions.

Performance Highlights

- *The Old Mutual Clay Finlay China Fund (the "Fund") underperformed its benchmark, the MSCI China Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (13.91)% return at net asset value during the year, while the Index posted a return of (6.62)%.*

- *The Fund performed well in the energy, information technology and telecommunications services sectors and underperformed in the industrials, materials and healthcare sectors.*

- *Individual stocks that contributed positively to the Fund's performance included China Mobile, CNOOC and Industrial & Commercial Bank of China ("ICBC").*

- *China Life Insurance, Ping An Insurance Group and Shanghai Industrial Holdings detracted from the Fund's performance during the year.*

OLD MUTUAL CLAY FINLAY CHINA FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Clay Finlay LLC

Top Ten Holdings
as of July 31, 2008

China Mobile	12.9%
Industrial & Commercial Bank of China, Cl H	9.2%
China Construction Bank, Cl H	6.1%
China Petroleum & Chemical, Cl H	5.4%
China Life Insurance, Cl H	5.3%
PetroChina, Cl H	3.5%
Shanghai Industrial Holdings	3.4%
China Communications Construction, Cl H	3.3%
China Shenhua Energy, Cl H	3.2%
Huabao International Holdings	3.1%
As a % of Total Fund Investments	55.4%

Q. **What is the investment outlook for the Chinese market?**

A. Clay Finlay LLC ("Clay Finlay") believes the investment outlook will be challenging in the short term and it remains cautious, although it notes that value is starting to emerge as markets have fallen significantly from their peak. Clay Finlay believes the steep fall in Chinese equity markets from their peak in the autumn of 2007, and the fact that China's economic growth is not expected to collapse, but to slow to some 9-10% this year, and 8-9% next year, should be considered in evaluating the outlook for the Chinese market. Although Clay Finlay sees inflation remaining relatively high, Clay Finlay anticipates that the Chinese economic policy will become clearer in the second half of 2008 and that decision makers will give more priority to safeguarding growth, rather than further tightening. Clay Finlay also notes that several Chinese banks just announced first half 2008 earnings that were more than double expectations.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(18.86)%	27.30%
Class A without load	12/30/05	(13.91)%	30.25%
Class C with load	12/30/05	(15.18)%	29.40%
Class C without load	12/30/05	(14.49)%	29.40%
Class Z	12/30/05	(13.64)%	30.65%
Institutional Class	12/30/05	(13.41)%	31.02%
MSCI China Index	12/30/05	(6.62)%	37.84%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 2.42% and 1.95%; 3.33% and 2.70%; 5.59% and 1.70%; 1.75% and 1.40%, respectively.

Fund Performance



Old Mutual Clay Finlay China Fund, Class A
Old Mutual Clay Finlay China Fund, Class C
Old Mutual Clay Finlay China Fund, Class Z
Old Mutual Clay Finlay China Fund, Institutional Class
MSCI China Index

$22,912
$20,099
$19,950
$19,461
$18,657

Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Cash Equivalents (0.2%)

Foreign Common Stock (99.8%)

OLD MUTUAL CLAY FINLAY CHINA FUND — concluded

SCHEDULE OF INVESTMENTS

As of July 31, 2008

Description	Shares	Value (000)
Common Stock — 95.5%		
Advertising Sales — 2.3%		
Focus Media Holding ADR*	33,100	$ 983
Total Advertising Sales		983
Athletic Footwear — 1.6%		
Li Ning	274,500	666
Total Athletic Footwear		666
Auto-Cars/Light Trucks — 0.9%		
Denway Motors	1,076,000	381
Total Auto-Cars/Light Trucks		381
Auto-Medium & Heavy Duty Trucks — 0.6%		
Sinotruk Hong Kong	231,500	242
Total Auto-Medium & Heavy Duty Trucks		242
Building & Construction-Miscellaneous — 4.1%		
China Communications Construction, Cl H	712,000	1,327
China State Construction International Holdings	1,604,000	398
Total Building & Construction-Miscellaneous		1,725
Building Products-Cement/Aggregate — 2.4%		
Anhui Conch Cement, Cl H*	174,000	1,015
Total Building Products-Cement/Aggregate		1,015
Cellular Telecommunications — 13.7%		
China Mobile	391,500	5,231
China Unicom	282,000	579
Total Cellular Telecommunications		5,810
Chemicals-Specialty — 3.0%		
Huabao International Holdings	1,600,000	1,280
Total Chemicals-Specialty		1,280
Coal — 4.1%		
China Shenhua Energy, Cl H	348,500	1,286
Yanzhou Coal Mining, Cl H	260,000	469
Total Coal		1,755
Commercial Banks Non-US — 16.2%		
Bank of China, Cl H	1,495,000	679
China Construction Bank, Cl H	2,834,000	2,471
Industrial & Commercial Bank of China, Cl H	4,990,000	3,732
Total Commercial Banks Non-US		6,882

Description	Shares	Value (000)
Computers-Other — 2.5%		
Ju Teng International Holdings*	2,146,000	$ 1,068
Total Computers-Other		1,068
Diversified Operations — 6.0%		
Jardine Matheson Holdings	37,600	1,184
Shanghai Industrial Holdings	483,000	1,371
Total Diversified Operations		2,555
Electric-Generation — 2.6%		
China Resources Power Holdings	318,000	705
Huaneng Power International, Cl H	550,000	387
Total Electric-Generation		1,092
Feminine Health Care Products — 2.9%		
Hengan International Group	412,000	1,246
Total Feminine Health Care Products		1,246
Life/Health Insurance — 5.1%		
China Life Insurance, Cl H	572,000	2,154
Total Life/Health Insurance		2,154
Medical-Drugs — 1.0%		
China Pharmaceutical Group	920,000	415
Total Medical-Drugs		415
Multi-line Insurance — 1.1%		
Ping An Insurance Group, Cl H	67,500	465
Total Multi-line Insurance		465
Oil Companies-Exploration & Production — 2.4%		
CNOOC	692,000	1,021
Total Oil Companies-Exploration & Production		1,021
Oil Companies-Integrated — 8.5%		
China Petroleum & Chemical, Cl H	2,116,000	2,210
PetroChina, Cl H	1,058,000	1,409
Total Oil Companies-Integrated		3,619
Public Thoroughfares — 0.7%		
Jiangsu Express, Cl H	380,000	320
Total Public Thoroughfares		320
Real Estate Operation/Development — 5.4%		
Agile Property Holdings	446,000	415
Cheung Kong Holdings	31,000	434
China Everbright International	3,745,000	1,036
Hang Lung Properties	133,000	418
Total Real Estate Operation/Development		2,303

Description	Shares	Value (000)
Retail-Consumer Electronics — 0.8%		
GOME Electrical Appliances Holdings	844,000	$ 354
Total Retail-Consumer Electronics		354
Retail-Hypermarkets — 0.6%		
Wumart Stores, Cl H	250,000	237
Total Retail-Hypermarkets		237
Retail-Major Department Store — 0.4%		
Parkson Retail Group	140,000	192
Total Retail-Major Department Store		192
Retail-Perfume & Cosmetics — 1.8%		
SA SA International Holdings	1,718,000	764
Total Retail-Perfume & Cosmetics		764
Retail-Regional Department Store — 0.8%		
Golden Eagle Retail Group	407,000	344
Total Retail-Regional Department Store		344
Retail-Restaurants — 1.0%		
Cafe de Coral Holdings	232,000	439
Total Retail-Restaurants		439
Telecommunications Services — 1.4%		
China Telecom, Cl H	1,108,000	604
Total Telecommunications Services		604
Transport-Marine — 1.6%		
China Shipping Development, Cl H	218,000	661
Total Transport-Marine		661
Total Common Stock (Cost $37,244)		40,592
Money Market Fund — 0.2%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	67,793	68
Total Money Market Fund (Cost $68)		68
Total Investments — 95.7% (Cost $37,312)		40,660
Other Assets and Liabilities, Net — 4.3%		1,822
Total Net Assets — 100.0%		$ 42,482

For descriptions of abbreviations and footnotes, please refer to page 61.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Clay Finlay LLC

Performance Highlights

- *The Old Mutual Clay Finlay Emerging Markets Fund (the "Fund") underperformed its benchmark, the MSCI Emerging Markets Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (7.69)% return at net asset value during the year while the Index posted a return of (4.36)%.*

- *The Fund performed well in the telecommunications services, materials and energy sectors and underperformed in the utilities, information technology and consumer discretionary sectors.*

- *Individual stocks that contributed positively to the Fund's performance included Petroleo Brasileiro, Orascom Construction and NovaTek OAO.*

- *Ayala (no longer a Fund holding), Sberbank and Samsung Electronics (no longer a Fund holding) detracted from the Fund's performance during the year.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Clay Finlay Emerging Markets Fund (the "Fund") underperformed its benchmark, the MSCI Emerging Markets Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (7.69)% return at net asset value during the year, while the Index posted a return of (4.36)%. Performance for all share classes can be found on page 34.

Q. What investment environment did the Fund face during the past year?

A. The investment environment was volatile during the year, as the sub-prime financial crisis unfolded around the globe. Inflation rose worldwide, driven by high oil, materials and food prices. Emerging markets experienced a slight recovery from a mid-August correction after the U.S. Federal Reserve Board began easing interest rates. The recovery was supported by liquidity inflows and the belief that emerging markets could "decouple" from weakness in the developed world. However, worries about global growth mounted, and emerging markets entered bear-market territory. Political risk is an ever present part of investing in emerging markets and the current environment is no exception, as Thailand is dealing with increasing chatter of a possible coup, Turkey's ruling government is facing a constitutional challenge to its existence, and M.B. Lee is dealing with growing popular unrest in Korea.

Q. Which market factors influenced the Fund's relative performance?

A. Despite slowing economic growth, strength in energy and commodity prices favorably impacted the Fund. On the other hand, the Fund's exposure to smaller capitalization stocks, especially in the consumer discretionary and information technology sectors, contributed negatively to performance, as investors gravitated towards more liquid large-cap stocks.

Q. How did portfolio composition affect Fund performance?

A. Sectors that contributed strongly to the Fund's absolute performance were telecommunications services, materials and energy. On the contrary, utilities, information technology and consumer discretionary sectors were detractors from the Fund's absolute performance.

Petroleo Brasileiro, Orascom Construction and NovaTek OAO were among the top contributors for the year, while Ayala (no longer a Fund holding), Sberbank and Samsung Electronics (no longer a Fund holding) were among the top detractors. Petroleo Brasileiro, a Brazilian oil producer, had its largest offshore oil find over the past 30 years. This, along with underlying strength in oil prices, drove the outperformance of the stock. Orascom Construction's strength came as it transformed itself from a cement company with a Middle Eastern construction business to a higher growth fertilizer and construction company. NovaTek OAO, an oil company, benefited from the strength in oil prices, a reduction in Russian mineral extraction taxes and a positive outlook with regards to production growth. Ayala, a Philippines real estate and financial services conglomerate, detracted from Fund performance, as it experienced a decline in property sales and weaker consumer spending. Also detracting from the Fund's performance was Sberbank, a Russian bank. Rising costs due to expansion held the shares back as well as sympathy for the western financial institutions. Lastly, the South Korean electronics company, Samsung Electronics, was hurt by excess supply in the DRAM (dynamic random access memory) market as well as expectations of slowing demand for LCD (liquid crystal display) panels, thus affecting the stock's performance.

From a country perspective, Brazil contributed positively to the Fund's performance due to strong economic growth combined with a rally in commodities. Egypt contributed positively to the Fund's performance due in part to the Fund's holding in Orascom Construction. Strength in Middle Eastern infrastructure led to record orders in its construction business. Israel also contributed to the Fund's performance, as Israel Chemicals outperformed significantly due to increasing potash prices. The Philippines detracted from the Fund's performance as an increase in interest rates, driven by rising inflation, hit the Philippines equity market. Also detracting from the Fund's performance was South Korea, whose economy was hit by rising commodity and oil prices and weakening consumer sentiment. Lastly, Taiwan detracted from the performance of the Fund due to poor stock selection primarily in technology stocks.

Q. What is the investment outlook for emerging-market stocks?

A. Clay Finlay LLC ("Clay Finlay") has a cautious view on global markets at this juncture, as it believes inflationary pressures will lead central banks to remain vigilant about rates. While Clay Finlay expects growth to slow, it believes deceleration in emerging market economies will still result in strong relative growth compared to developed markets. Given the recent pullback in emerging markets in June, Clay Finlay believes valuations are once again at attractive levels, noting that the key will be to see how markets react to economic deceleration. Clay Finlay notes that it will continue to focus on stocks that can deliver growth in an uncertain economic environment, primarily in energy and materials, with select stocks in Korea, Brazil, Russia, and the information technology sector. One key investment call to date has been its underweight in financials. At some point, Clay Finlay believes investors will find that enough negative news is priced into financials and they may return to the sector. Clay Finlay notes that it is hesitant to call the bottom in these stocks, instead preferring to wait for positive data points indicating that a recovery is real.

Top Ten Holdings as of July 31, 2008	
Petroleo Brasileiro ADR	5.9%
Cia Vale do Rio Doce ADR	3.5%
Industrial & Commercial Bank of China, Cl H	3.4%
China Mobile	3.2%
POSCO	3.0%
Gazprom ADR	2.9%
Bharti Airtel	2.7%
NovaTek OAO GDR	2.5%
Murray & Roberts Holdings	2.4%
Israel Chemicals	2.3%
As a % of Total Fund Investments	31.8%

Clay Finlay Emerging Markets Fund

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(12.99)%	14.35%
Class A without load	12/30/05	(7.69)%	17.00%
Class C with load	12/30/05	(9.38)%	16.14%
Class C without load	12/30/05	(8.48)%	16.14%
Class Z	12/30/05	(7.52)%	17.27%
Institutional Class	12/30/05	(6.96)%	17.90%
MSCI Emerging Markets Index	12/30/05	(4.36)%	18.91%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 3.08% and 2.00%; 6.57% and 2.75%; 12.56% and 1.75%; 2.13% and 1.25%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Common Stock — 34.9%		
Beverages-Non-alcoholic — 1.9%		
Coca-Cola Femsa SAB de CV ADR	8,180	$ 464
Total Beverages-Non-alcoholic		464
Brewery — 2.3%		
Cia Cervecerias Unidas ADR	11,870	379
Cia de Bebidas das Americas ADR	3,100	184
Total Brewery		563
Building & Construction-Miscellaneous — 2.1%		
Orascom Construction GDR	3,545	514
Total Building & Construction-Miscellaneous		514
Cellular Telecommunications — 3.3%		
America Movil, Ser L ADR	8,320	420
Vimpel-Communications ADR	15,325	387
Total Cellular Telecommunications		807
Diversified Minerals — 3.5%		
Cia Vale do Rio Doce ADR	28,400	853
Total Diversified Minerals		853
Food-Dairy Products — 1.5%		
Wimm-Bill-Dann Foods ADR*	3,757	366
Total Food-Dairy Products		366
Food-Retail — 1.0%		
X5 Retail Group GDR*	8,450	253
Total Food-Retail		253
Medical-Generic Drugs — 1.9%		
Teva Pharmaceutical Industries ADR	10,560	473
Total Medical-Generic Drugs		473
Oil Companies-Exploration & Production — 2.9%		
Gazprom ADR	14,750	706
NovaTek OAO GDR	230	18
Total Oil Companies-Exploration & Production		724
Oil Companies-Integrated — 7.7%		
Lukoil ADR	5,500	457
Petroleo Brasileiro ADR	25,580	1,430
Total Oil Companies-Integrated		1,887
Oil Refining & Marketing — 1.7%		
Reliance Industries GDR, 144A	4,120	422
Total Oil Refining & Marketing		422

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 2.8%		
Powertech Technology GDR	43,770	$ 251
Taiwan Semiconductor Manufacturing ADR	45,226	430
Total Semiconductor Components-Integrated Circuits		681
Steel Pipe & Tube — 0.7%		
Tenaris ADR	2,900	175
Total Steel Pipe & Tube		175
Steel-Producers — 1.6%		
Severstal GDR	20,150	381
Total Steel-Producers		381
Total Common Stock (Cost $8,284)		**8,563**
Foreign Common Stock — 57.9%		
Brazil — 5.5%		
Banco do Brasil	25,600	414
Localiza Rent A Car	25,500	300
Lojas Renner	13,700	268
Tractebel Energia	23,600	356
Total Brazil		1,338
China — 7.5%		
Anhui Conch Cement, Cl H*	50,000	292
China Construction Bank, Cl H	500,000	436
China Life Insurance, Cl H	78,000	294
Industrial & Commercial Bank of China, Cl H	1,105,000	826
Total China		1,848
Hong Kong — 10.9%		
China Everbright International	862,000	238
China Mobile	57,500	768
China Overseas Land & Investment	216,000	383
China Resources Power Holdings	124,000	275
CNOOC	318,000	469
Hengan International Group	82,000	248
Kingdee International Software	426,000	97
Shanghai Industrial Holdings	72,000	204
Total Hong Kong		2,682
Indonesia — 1.5%		
Bumi Resources Tbk PT	487,000	357
Total Indonesia		357
Israel — 2.3%		
Israel Chemicals	30,200	559
Total Israel		559

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND — concluded

SCHEDULE OF INVESTMENTS

As of July 31, 2008

Description	Shares	Value (000)
Luxembourg — 1.0%		
Millicom International Cellular	3,160	$ 244
Total Luxembourg		244
Malaysia — 1.5%		
Sime Darby Berhad	155,000	374
Total Malaysia		374
Russia — 3.4%		
NovaTek OAO GDR	7,820	598
Sberbank	81,000	238
Total Russia		836
South Africa — 6.8%		
Anglo Platinum	2,584	337
MTN Group	23,060	395
Murray & Roberts Holdings	44,000	571
Naspers, Cl N	15,330	372
Total South Africa		1,675
South Korea — 10.2%		
Hyundai Motor	4,811	337
Kookmin Bank	4,950	281
NHN*	2,370	389
POSCO	1,340	713
Samsung Electronics	630	348
Samsung Heavy Industries	11,350	432
Total South Korea		2,500
Taiwan — 3.7%		
Alpha Networks	1	—
Far Eastern Textile	286,000	364
Farglory Land Development	81,000	207
HTC	12,600	198
Powertech Technology	50,380	143
Total Taiwan		912
Thailand — 2.0%		
CP ALL	835,300	243
Kasikornbank	125,700	248
Total Thailand		491

Description	Shares	Value (000)
United Kingdom — 1.6%		
Eurasian Natural Resources*	18,600	$ 386
Total United Kingdom		386
Total Foreign Common Stock (Cost $14,634)		14,202
Foreign Preferred Stock — 1.8%		
Brazil — 1.8%		
Usinas Siderurgicas de Minas Gerais, Cl A	10,250	444
Total Brazil		444
Total Foreign Preferred Stock (Cost $392)		444
Rights — 0.0%		
Farglory Land Development* (B)	1,020	—
Total Rights (Cost $0)		—
Warrants — 3.9%		
Bharti Airtel, expires 06/15/09*	35,200	660
Chinatrust Financial Holding, 144A expires 10/07/08*	417,000	304
Total Warrants (Cost $1,096)		964
Total Investments — 98.5% (Cost $24,406)		24,173
Other Assets and Liabilities, Net — 1.5%		377
Total Net Assets — 100.0%		$ 24,550

For descriptions of abbreviations and footnotes, please refer to page 61.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2500® Growth Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (16.08)% return at net asset value during the year, while the Index posted a return of (5.56)%. Performance for all share classes can be found on page 39.

Q. What investment environment did the Fund face during the past year?

A. The investment environment over the past year was marked by extreme volatility which first surfaced in the third quarter of 2007 and then erupted in the beginning of 2008. While the fourth quarter of 2007 marked the fifth quarter in a row that growth outperformed value in the Russell indices, it was short lived.

The first quarter of 2008 was a very tough quarter for active small cap growth managers. Panic made its way through the equity markets in the first quarter due to concerns about the U.S. economy and the credit crunch, which were started by problems in the sub prime sector. This caused a major downturn in stock prices, regardless of individual company fundamentals.

The extreme volatility that marked the first quarter of 2008 simmered a bit, but the continuation of higher commodity prices and a financial sector in crisis, culminated in a rocky second quarter for investors. After the market neared its low in March of 2008, stocks with solid fundamentals were rewarded throughout the month of April. While approximately 38% of small cap companies beat their estimates during the first quarter reporting season, a signal that widespread panic was dissipating, nearly 28% of companies in the Index still disappointed. Throughout the quarter, surging oil prices at more than $140 per barrel and rising food and metal prices helped to drive commodities indexes higher. At the same time, the credit crisis that led to the downfall of a major U.S. banking firm during the first quarter spread to other investment banks in the U.S. and overseas, causing further deterioration in the financials sector.

Q. Which market factors influenced the Fund's relative performance?

A. The slowing economy presented a challenge for active, small cap managers as the risk of inflation globally weighed heavily on small cap valuations as companies with long term earnings growth rates of greater than 20% continued to underperform slower growing companies in the Index by more than 14% year to date. Copper Rock Capital Partners, LLC ("Copper Rock") notes that the short-term outperformance in financials hurt the Fund as it had no exposure to banks.

Q. How did portfolio composition affect Fund performance?

A. The Fund benefited from stock selection within the consumer discretionary, utilities and consumer staples sectors. On the downside, however, the market volatility and panic selling that marked much of the first quarter of 2008, impacted stock selection in the information technology, industrials and financial services sectors during the year.

Priceline.com (no longer a Fund holding), FTI Consulting and Activision Blizzard were among the best performing stock holdings for the Fund relative to the Index, while Anadigics (no longer a Fund holding), MF Global (no longer a Fund holding) and eHealth (no longer a Fund holding) were among the top detractors relative to the Index. Priceline.com, an online U.S. and European travel company, benefited from European demand to connect travelers with a myriad of hotels. Global consulting services firm, FTI Consulting, had record revenue and profits. Activision Blizzard, a publisher of entertainment software products, added to the Fund's performance by

---

Performance Highlights

- *The Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2500® Growth Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (16.08)% return at net asset value during the year, while the Index posted a return of (5.56)%.*

- *The Fund benefited from stock selection within the consumer discretionary, utilities and consumer staples sectors. On the downside, however, the market volatility and panic selling that marked much of the first quarter of 2008, impacted stock selection in the information technology, industrials and financial services sectors during the year.*

- *At the individual stock level, Priceline.com (no longer a Fund holding), FTI Consulting and Activision Blizzard contributed positively to the Fund's performance.*

- *Anadigics (no longer a Fund holding), MF Global (no longer a Fund holding) and eHealth (no longer a Fund holding) detracted from the Fund's performance during the year.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Top Ten Holdings as of July 31, 2008	
iShares Russell 2000 Growth Index Fund	4.5%
Psychiatric Solutions	3.7%
Activision Blizzard	3.4%
Quanta Services	3.0%
FTI Consulting	2.8%
Genesee & Wyoming, Cl A	2.0%
Scientific Games, Cl A	2.0%
Ansys	1.8%
Ametek	1.8%
United Therapeutics	1.6%
As a % of Total Fund Investments	26.6%

participating in the extended videogame cycle. Anadigics, a semiconductor company in the cable television and wireless communications markets, detracted from returns due to a disappointing outlook on future profits due to weakening demand for handsets. Also detracting from Fund performance was MF Global, a futures brokerage firm which went down on news that its risk management systems collapsed due to trading activity by a rogue trader. Lastly, eHealth, a company that sells health insurance online, detracted from Fund performance due to decelerated growth in applications.

Q. What is the investment outlook for the small-cap growth market?

A. Copper Rock believes extreme volatility and market panic is still very much in place as we enter the second half of 2008. Copper Rock believes the small cap market continues to face considerable headwinds that affect the broad stock market and U.S. economy. Copper Rock will closely monitor companies with significant foreign exposure in the second half of 2008 as the potential for slowing demand in Europe and potentially throughout Asia and other emerging markets becomes more evident. In addition, as a higher inflationary environment puts added pressure on valuations, Copper Rock remains focused on owning companies whose earnings growth and margin expansion will drive stock price performance.

In addition, Copper Rock notes that traditional growth sectors like healthcare and technology have not performed well in this current market environment. However, Copper Rock believes these sectors tend to be driven by innovative, niche products which in the long term should contribute to earnings growth. In addition, Copper Rock will continue to find new ideas in non traditional growth sectors which have helped performance in 2008, in areas such as materials and certain industrials, such as railroads and transportation. With the upcoming presidential election, Copper Rock remains very selective in the healthcare sector as the change in leadership could present uncertainty around legislation across all health care industries. Copper Rock has reduced the overweight position in technology and energy in the third quarter of 2008. Copper Rock will continue to look for good opportunities in business services and education services, while maintaining a relative underweight position in retail and restaurants. During these turbulent times, Copper Rock is adhering to its investment process. Copper Rock remains highly confident that when normalcy returns to the markets and strong fundamentals are rewarded, the Fund will be as well.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2008

	Inception Date*	1 Year Return	Annualized Inception to Date
Class A with load	07/29/05	(20.92)%	0.67%
Class A without load	07/29/05	(16.08)%	2.68%
Class C with load	07/29/05	(17.44)%	1.90%
Class C without load	07/29/05	(16.67)%	1.90%
Class Z	12/09/05	(15.90)%	1.60%
Institutional Class	07/29/05	(15.69)%	3.12%
Russell 2000® Growth Index[1]	07/29/05	(3.76)%	4.50%
Russell 2500® Growth Index[1]	07/29/05	(5.56)%	15.91%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 1.86% and 1.68%; 7.43% and 2.43%; 12.39% and 1.43%; 1.22% and 1.22%, respectively.

*The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A, Class C and Institutional Class, and 12/16/05 for Class Z.

[1] The Fund has changed its performance benchmark from the Russell 2000® Growth Index to the Russell 2500® Growth Index as the Russell 2500® Growth Index better reflects the Fund's investment strategy.

Fund Performance



Old Mutual Copper Rock Emerging Growth Fund, Class A
Old Mutual Copper Rock Emerging Growth Fund, Class C
Old Mutual Copper Rock Emerging Growth Fund, Institutional Class
Russell 2000® Growth Index
Russell 2500® Growth Index

$11,591
$11,416
$10,968
$10,583
$10,204

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 7/29/05 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Investment Company (5.5%)
Cash Equivalents (4.1%)
Common Stock (90.4%)

Old Mutual Copper Rock Emerging Growth Fund — continued

Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Common Stock — 88.6%		
Aerospace/Defense — 1.3%		
Teledyne Technologies*	12,705	$ 799
Total Aerospace/Defense		799
Agricultural Chemicals — 0.8%		
Intrepid Potash*	8,914	493
Total Agricultural Chemicals		493
Auction House/Art Dealer — 1.2%		
Ritchie Bros Auctioneers	28,869	754
Total Auction House/Art Dealer		754
Auto/Truck Parts & Equipment-Original — 1.3%		
Titan International	16,927	782
Total Auto/Truck Parts & Equipment-Original		782
Batteries/Battery Systems — 1.0%		
EnerSys*	19,226	620
Total Batteries/Battery Systems		620
Casino Services — 1.9%		
Scientific Games, Cl A*	39,487	1,198
Total Casino Services		1,198
Coal — 2.0%		
Massey Energy	8,388	623
Walter Industries	5,786	607
Total Coal		1,230
Coffee — 0.8%		
Green Mountain Coffee Roasters*	14,432	524
Total Coffee		524
Commercial Services — 3.7%		
CoStar Group*	10,199	509
Quanta Services*	59,058	1,824
Total Commercial Services		2,333
Computer Aided Design — 1.8%		
Ansys*	23,952	1,099
Total Computer Aided Design		1,099
Computers-Integrated Systems — 0.3%		
Riverbed Technology*	12,272	196
Total Computers-Integrated Systems		196
Consulting Services — 4.0%		
FTI Consulting*	24,472	1,741
SAIC*	41,081	776
Total Consulting Services		2,517

Description	Shares	Value (000)
Decision Support Software — 0.6%		
MSCI, Cl A*	11,755	$ 350
Total Decision Support Software		350
Diagnostic Kits — 0.6%		
Qiagen*	21,490	404
Total Diagnostic Kits		404
Distribution/Wholesale — 0.6%		
Fossil*	14,222	381
Total Distribution/Wholesale		381
Diversified Manufacturing Operations — 1.2%		
Harsco	13,824	748
Total Diversified Manufacturing Operations		748
Educational Software — 1.2%		
SkillSoft ADR*	75,480	774
Total Educational Software		774
Electric Products-Miscellaneous — 1.8%		
Ametek	22,805	1,091
Total Electric Products—Miscellaneous		1,091
Electric-Transmission — 0.5%		
ITC Holdings	5,658	295
Total Electric-Transmission		295
Electronic Components-Semiconductors — 1.4%		
Microsemi*	33,427	868
Total Electronic Components-Semiconductors		868
Electronic Measuring Instruments — 1.2%		
Flir Systems*	18,069	736
Total Electronic Measuring Instruments		736
Enterprise Software/Services — 1.3%		
Concur Technologies*	12,382	510
Sybase*	9,095	306
Total Enterprise Software/Services		816
Entertainment Software — 3.3%		
Activision Blizzard*	57,976	2,086
Total Entertainment Software		2,086
Footwear & Related Apparel — 0.8%		
Deckers Outdoor*	4,605	520
Total Footwear & Related Apparel		520
Industrial Automation/Robot — 1.1%		
Nordson	10,133	716
Total Industrial Automation/Robot		716

Description	Shares	Value (000)
Investment Management/Advisory Services — 1.3%		
Affiliated Managers Group*	9,720	$ 840
Total Investment Management/Advisory Services		840
Machinery-Construction & Mining — 1.5%		
Bucyrus International	12,951	907
Total Machinery-Construction & Mining		907
Machinery-General Industry — 1.4%		
Wabtec	16,225	900
Total Machinery-General Industry		900
Machinery-Pumps — 1.3%		
Flowserve	6,283	838
Total Machinery-Pumps		838
Marine Services — 0.5%		
Aegean Marine Petroleum Network	9,269	336
Total Marine Services		336
Medical Instruments — 2.4%		
Conceptus*	37,435	639
NuVasive*	15,709	882
Total Medical Instruments		1,521
Medical Labs & Testing Services — 1.3%		
Icon ADR*	9,960	800
Total Medical Labs & Testing Services		800
Medical-Biomedical/Genetic — 2.9%		
Alexion Pharmaceuticals*	6,363	597
OSI Pharmaceuticals*	14,342	755
Sequenom*	20,671	442
Total Medical-Biomedical/Genetic		1,794
Medical-Drugs — 2.1%		
Cephalon*	11,419	835
Savient Pharmaceuticals*	18,631	495
Total Medical-Drugs		1,330
Medical-Generic Drugs — 0.9%		
Perrigo	16,578	584
Total Medical-Generic Drugs		584
Motion Pictures & Services — 1.5%		
DreamWorks Animation SKG, Cl A*	32,213	957
Total Motion Pictures & Services		957
Networking Products — 1.0%		
Atheros Communications*	19,560	606
Total Networking Products		606

Description	Shares	Value (000)
Oil & Gas Drilling — 1.3%		
Hercules Offshore*	12,035	$ 301
Patterson-UTI Energy	16,685	474
Total Oil & Gas Drilling		775
Oil Companies-Exploration & Production — 5.1%		
Arena Resources*	8,787	359
BPZ Resources*	15,341	277
Carrizo Oil & Gas*	9,910	499
GMX Resources*	7,651	449
Parallel Petroleum*	31,724	520
Penn Virginia	7,189	437
Rex Energy*	16,473	328
SandRidge Energy*	5,914	289
Total Oil Companies-Exploration & Production		3,158
Oil Field Machinery & Equipment — 1.4%		
Dril-Quip*	6,018	326
T-3 Energy Services*	8,211	563
Total Oil Field Machinery & Equipment		889
Oil-Field Services — 0.8%		
Oceaneering International*	7,618	462
Total Oil-Field Services		462
Physical Therapy/Rehabilitation Centers — 3.6%		
Psychiatric Solutions*	64,014	2,242
Total Physical Therapy/Rehabilitation Centers		2,242
Power Conversion/Supply Equipment — 2.0%		
Energy Conversion Devices*	12,876	900
Evergreen Solar*	39,274	367
Total Power Conversion/Supply Equipment		1,267
Printing-Commercial — 1.1%		
VistaPrint*	26,722	689
Total Printing-Commercial		689
Research & Development — 1.6%		
Parexel International*	33,227	971
Total Research & Development		971
Respiratory Products — 1.2%		
Resmed*	19,710	745
Total Respiratory Products		745
Retail-Apparel/Shoe — 2.9%		
Aeropostale*	11,129	359
Buckle	9,468	487
Guess ?	13,711	434
Urban Outfitters*	15,369	507
Total Retail-Apparel/Shoe		1,787

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

As of July 31, 2008

Description	Shares	Value (000)
Schools — 1.3%		
Strayer Education	3,595	$ 801
Total Schools		801
Semiconductor Components-Integrated Circuits — 1.3%		
Marvell Technology Group*	53,376	789
Total Semiconductor Components-Integrated Circuits		789
Telecommunications Equipment — 0.5%		
Comverse Technology*	18,660	280
Total Telecommunications Equipment		280
Therapeutics — 2.6%		
BioMarin Pharmaceuticals*	18,678	608
United Therapeutics*	8,794	997
Total Therapeutics		1,605
Transactional Software — 0.9%		
Solera Holdings*	19,886	576
Total Transactional Software		576
Transport-Rail — 2.0%		
Genesee & Wyoming, Cl A*	30,893	1,250
Total Transport-Rail		1,250
Transport-Truck — 2.7%		
Con-way	12,461	630
JB Hunt Transport Services	11,517	426
Landstar System	12,201	617
Total Transport-Truck		1,673
Web Hosting/Design — 1.0%		
Equinix*	7,573	616
Total Web Hosting/Design		616
Wire & Cable Products — 1.5%		
Belden	24,478	904
Total Wire & Cable Products		904
Total Common Stock (Cost $51,003)		55,222
Investment Company 5.3%		
Index Fund-Growth-Small Cap — 5.3%		
iShares Russell 2000 Growth Index Fund	35,255	2,727
iShares Russell 2000 Index Fund	8,554	607
Total Index Fund-Growth-Small Cap		3,334
Total Investment Company (Cost $3,382)		3,334

Description	Shares	Value (000)
Money Market Fund — 4.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	2,537,230	$ 2,537
Total Money Market Fund (Cost $2,537)		2,537
Total Investments — 98.0% (Cost $56,922)		61,093
Other Assets and Liabilities, Net — 2.0%		1,228
Total Net Assets — 100.0%		$ 62,321

For descriptions of abbreviations and footnotes, please refer to page 61.

The accompanying notes are an integral part of the financial statements.

Old Mutual International Bond Fund

Management Overview (Unaudited)

Sub-Adviser: Rogge Global Partners PLC

Q. How did the Fund perform relative to its benchmark?

A. Since November 19, 2007, the Old Mutual International Bond Fund (the "Fund") has outperformed its benchmark, the Citigroup Non-U.S. Dollar World Government Bond Index (the "Index"). The Fund's Institutional Class shares posted a 5.89% return during the period, while the Index posted a return of 4.67% for the same time period.

Q. What investment environment did the Fund face during the past period?

A. In November 2007, the risk environment deteriorated as the banking sector disclosed further significant losses related to structured credit instruments and U.S. economic data showed signs that the slump in the housing market still had further to run. In December 2007, central banks came up with a plan to ease funding constraints in the banking sector. In recognition that the more dovish stance from central banks around the developed world had failed to bring down inter-bank rates, central banks took the unusual step of embarking on coordinated liquidity injections in an effort to restore confidence in the banking sector after the massive write-downs on securities linked to sub-prime mortgages. The announced measures helped to ease pressure in the short-term money markets, although the financial markets remained nervous as the probability of a U.S. recession increased rapidly.

The New Year began with the fallout from events in 2007 still firmly in the mind of investors. U.S. recession concerns remained, and equity markets plunged globally. The reaction of the Federal Reserve Board (the "Fed") to mounting evidence of a U.S. recession in the first quarter of 2008 was pretty emphatic; interest rates were slashed, while the role of unconventional monetary policy instruments was in the ascendancy, with the Fed coming up with ever more creative ways to ease tensions in the credit markets.

The Fed facilitated the bail-out of Bear Stearns in mid-March, which changed the mood in the financial markets. The risk environment improved, with the markets starting to price out the possibility of further aggressive interest rate cuts from the Fed even though there was little evidence that the U.S. growth outlook was improving. With oil prices hitting record highs and commodity prices also on a relentless rise, concerns about inflation replaced growth concerns, sending government bond prices lower in April and May. However, by the end of June sentiment in the financial markets once again turned pessimistic, with equity markets bearing the brunt of this latest bout of risk aversion. Government bond markets staged a quarter-end rally, primarily in the U.S.

Q. Which market factors influenced the Fund's relative performance?

A. Rogge Global Partners PLC ("Rogge"), the Fund's sub-adviser, maintained long overall duration in view of their conviction that the global growth outlook remained somewhat fragile, and that ultimately central banks may be reluctant to raise rates. While this added value during the first quarter of 2008, inflationary fears underpinned by the relentless rise in commodity prices sent bond markets lower in April and May, therein detracting value over the period.

The Fund's yield curve exposures were structured to benefit from the steepening in developed markets, as a slowdown in economic activity was anticipated to result in lower expectations for policy rates. While Rogge's curve steepening trades in the U.S., Europe and the U.K. proved fairly effective early in the period, surging commodity prices during the second quarter of 2008 resulted in spiking inflation and hawkish statements of intent from policy makers, resulting in significant yield curve flattening led by shorter maturities. The magnitude of these moves was significant and subtracted value from the portfolio's returns.

Performance Highlights

- *Since November 19, 2007, the Old Mutual International Bond Fund (the "Fund") has outperformed its benchmark, the Citigroup Non-U.S. Dollar World Government Bond Index (the "Index"). The Fund's Institutional Class shares posted a 5.89% return during the period, while the Index posted a return of 4.67% for the same period.*
- *The Fund's long position in the Euro zone proved to be a drag on performance, particularly during the second quarter. Long exposures to Australia and Sweden added value as did an underweight in the U.K.*
- *The Fund held an underweight Sterling position throughout the period which added value. An overweight exposure to the Australian Dollar versus the Canadian Dollar was an important source of added value, while the overweight positions in the Norwegian Krone, Euro, Taiwanese Dollars and Brazilian Real also added value.*
- *An overweight to the corporate sector and, in particular, financials, versus an underweight to government debt, added value in April and May as the risk environment turned positive.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Rogge Global Partners PLC

*Top Ten Holdings
as of July 31, 2008*

Development Bank of Japan, 2.300%, 03/19/26	13.9%
Bundesrepublik Deutschland, 4.750%, 07/04/34	6.2%
Netherlands Government Bond, 4.500%, 07/15/17	5.0%
Netherlands Government Bond, 4.000%, 07/15/18	4.8%
Sweden Government Bond, 3.750%, 08/12/17	4.8%
Spain Government Bond, 3.250%, 07/30/10	4.4%
Hellenic Republic Government Bond, 3.900%, 08/20/11	4.3%
Belgium Government Bond, 5.750%, 09/28/10	4.3%
Italy Buoni Poliennali Del Tesoro, 5.250%, 08/01/11	4.3%
Portugal Obrigacoes do Tesouro OT, 5.850%, 05/20/10	4.2%
As a % of Total Fund Investments	56.2%

Q. How did portfolio composition affect Fund performance?

A. The Fund's long position in the Euro zone proved to be a drag on performance, particularly during the second quarter. Long exposures to Australia and Sweden added value as did an underweight in the U.K.

The Fund held an underweight British Pound Sterling position throughout the period which added value. An overweight exposure to the Australian Dollar versus the Canadian Dollar was an important source of added value, while the overweight positions in the Norwegian Krone, Euro, Taiwanese Dollars and Brazilian Real also added value.

An overweight to the corporate sector and, in particular, financials, versus an underweight to government debt, added value in April and May as the risk environment turned positive.

Q. What is the investment outlook?

A. Rogge believes that along with the U.S., the U.K. remains at the forefront of the current crisis of confidence infecting the markets. The probability that the U.K. goes into recession before year-end has risen dramatically in Rogge's view. The British Chamber of Commerce reported that business cash flows were in negative territory and at record lows, showing that tight credit conditions and rising input costs are now hitting British business hard. U.K. house prices are now down nearly 8% from their peak last autumn. However, the house price/earnings ratio is still not far below its all time peak; thus there remains a high probability, in Rogge's view, of further steep house price falls this year and over the medium term. Rogge notes that the Fund currently remains underweight in both British Pounds and Gilts.

Rogge notes that evidence is also beginning to mount that the Euro economies are sliding into a much weaker growth scenario than previously expected. In July, there was very weak industrial production data from Germany, France and Italy. Rogge believes the fear remains that the European Central Bank, by raising interest rates in July, is precipitating a much sharper economic slowdown than it envisioned. Rogge notes that the Fund currently remains long in Euro duration.

Rogge also points out that like other parts of the world, Japan is showing the strains of weakening industrial production on the back of weaker global and domestic growth. Rogge points out that the labor market has been softening in recent months and, along with weak wage growth and higher prices for staple goods, the Japanese consumer is once again feeling the strain. Rogge points out that the Japanese government is looking at ways to introduce a fiscal stimulus package. For now, Rogge notes that the Fund remains neutral Japanese bonds on a weighted duration basis and slightly overweight the yen.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of July 31, 2008

	Inception Date	Inception to Date*
Institutional Class	11/19/07	5.89%
Citigroup Non-US Dollar World Government Bond Index	11/19/07	4.67%

Past performance is not a guarantee of future. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the November 19, 2007 prospectus) are 1.07% and 0.95% respectively. Expenses are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of 11/19/07 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Old Mutual International Bond Fund — concluded

Schedule of Investments

As of July 31, 2008

Description	Face Amount (000)		Value (000)
U.S. Treasury Obligations — 0.7%			
U.S. Treasury Notes			
4.750%, 08/15/17	$	150	$ 159
Total U.S. Treasury Obligations (Cost $153)			159
Foreign Government Bonds — 89.4%			
Australia Government Bond			
5.750%, 05/15/21	AUD	900	811
Austria Government Bond			
5.500%, 01/15/10	EUR	615	973
Belgium Government Bond			
5.750%, 09/28/10	EUR	625	1,000
Bundesrepublik Deutschland			
4.750%, 07/04/34	EUR	920	1,444
Bundesrepublik Deutschland			
3.750%, 01/04/15	EUR	189	286
Bundesrepublik Deutschland			
3.500%, 01/04/16	EUR	400	592
Bundesrepublik Deutschland			
4.500%, 01/04/13	EUR	601	944
Development Bank of Japan			
2.300%, 03/19/26	JPY	340,000	3,230
Development Bank of Japan			
1.750%, 03/17/17	JPY	30,000	284
European Investment Bank			
4.750%, 08/05/10	EUR	200	312
Finland Government Bond			
2.750%, 09/15/10	EUR	480	725
French Treasury Note BTAN			
2.500%, 07/12/10	EUR	180	271
Hellenic Republic Government Bond			
3.900%, 08/20/11	EUR	660	1,006
Ireland Government Bond			
3.250%, 04/18/09	EUR	280	433
Italy Buoni Poliennali Del Tesoro			
5.250%, 08/01/11	EUR	625	991
Netherlands Government Bond			
4.500%, 07/15/17	EUR	750	1,169
Netherlands Government Bond			
4.250%, 07/15/13	EUR	61	95
Netherlands Government Bond			
4.000%, 07/15/18	EUR	750	1,121
Netherlands Government Bond			
3.750%, 01/15/23	EUR	500	704
Norway Government Bond			
6.000%, 05/16/11	NOK	610	122
Portugal Obrigacoes do Tesouro OT			
5.850%, 05/20/10	EUR	615	981
Spain Government Bond			
3.250%, 07/30/10	EUR	665	1,015

Description	Face Amount (000)/Shares		Value (000)
Foreign Government Bonds — continued			
Sweden Government Bond			
3.750%, 08/12/17	SEK	7,000	$ 1,115
Sweden Government Bond			
3.500%, 12/01/15	SEK	1,400	303
Sweden Government Bond			
4.500%, 08/12/15	SEK	2,900	485
United Kingdom Gilt,			
4.250%, 12/07/55	GBP	230	453
Total Foreign Government Bonds (Cost $20,043)			20,865
Foreign Bonds — 5.3%			
Citigroup 2.400%, 10/31/25	JPY	10,500	77
Enel SpA 5.625%, 06/21/27	EUR	460	692
Nykredit Realkredit			
4.000%, 01/01/09	DKK	1,500	312
Xstrata Canada Financial			
6.250%, 05/27/15	EUR	100	148
Total Foreign Bonds (Cost $1,251)			1,229
Money Market Fund — 4.0%			
Dreyfus Cash Management Fund,			
Institutional Class, 2.535% (A)		938,692	939
Total Money Market Fund (Cost $939)			939
Total Investments — 99.4% (Cost $22,386)			23,192
Other Assets and Liabilities, Net — 0.6%			147
Total Net Assets — 100.0%			$ 23,339

As of July 31, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
9/9/2008	CAD	(464,278)	AUD	494,919	10
9/9/2008	GBP	(355,969)	AUD	736,785	(14)
9/9/2008	JPY	(32,032,723)	AUD	326,199	8
9/9/2008	USD	(308,544)	AUD	325,294	(4)
9/17/2008	USD	(339,275)	BRL	600,000	39
9/9/2008	EUR	(518,114)	CAD	804,294	(21)
9/9/2008	USD	(612,153)	CAD	619,000	(8)
9/9/2008	EUR	(112,256)	CHF	180,620	(2)
9/9/2008	USD	(453,078)	DKK	2,165,488	(1)
9/9/2008	AUD	(160,504)	EUR	97,194	1
9/9/2008	DKK	(2,605,407)	EUR	349,288	—
9/9/2008	GBP	(582,641)	EUR	731,156	(13)
9/9/2008	JPY	(44,313,499)	EUR	275,000	16
9/9/2008	SEK	(6,002,767)	EUR	643,370	12
9/9/2008	USD	(3,410,907)	EUR	2,183,501	(13)
9/9/2008	USD	(1,860,370)	GBP	950,582	18
9/9/2008	EUR	(4,080,112)	JPY	660,978,140	(208)
9/9/2008	USD	(192,174)	JPY	20,675,698	—
9/9/2008	CAD	(283,549)	NOK	1,438,159	3
9/9/2008	EUR	(423,440)	NOK	3,351,089	(7)
9/9/2008	USD	(568,665)	NOK	2,888,760	(7)
9/9/2008	CAD	(243,683)	SEK	1,461,903	3
9/9/2008	NOK	(880,522)	SEK	1,039,500	—
9/9/2008	USD	(504,241)	SEK	3,060,541	—
9/17/2008	USD	(290,835)	TWD	8,600,000	(10)
9/9/2008	AUD	(2,119,550)	USD	2,009,334	25
9/9/2008	CAD	(433,236)	USD	435,197	12
9/9/2008	CHF	(3,000)	USD	2,907	—
9/9/2008	DKK	(158,125)	USD	33,650	1
9/9/2008	EUR	(1,712,289)	USD	2,647,585	(17)
9/9/2008	GBP	(231,000)	USD	447,434	(9)
9/9/2008	JPY	(49,649,641)	USD	476,484	15
9/9/2008	NOK	(769,568)	USD	150,000	—
9/9/2008	SEK	(10,176,930)	USD	1,695,576	18
					(153)

For descriptions of abbreviations and footnotes, please refer to page 61.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Acadian Asset Management LLC and Clay Finlay LLC

Performance Highlights

- *The Old Mutual International Equity Fund (the "Fund") underperformed its benchmark, the MSCI EAFE® Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (17.04)% return at net asset value during the year, while the Index posted a return of (12.19)%.*

- *In terms of regions and countries, Belgium, New Zealand, Switzerland and Spain detracted from Fund performance, while Germany, Ireland and Singapore added some value back.*

- *At the individual stock level, Australian energy company Santos, U.K. pharmaceutical company AstraZeneca and Danish shipping company Norden were among the top contributors during the year.*

- *Belgian bank Dexia, Japanese automobile parts manufacturer Aisin Seiki and BT Group detracted from the Fund's performance during the year.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual International Equity Fund (the "Fund") underperformed its benchmark, the MSCI EAFE® Index (the "Index") for the year ended July 31, 2008. The Fund's Class A shares posted a (17.04)% return at net asset value during the year, while the Index posted a return of (12.19)%. Performance for all share classes can be found on page 50.

Q. What investment environment did the Fund face during the past year?

A. For the twelve months ended July 31, 2008, non-U.S. equity markets were highly volatile as investors reacted adversely to a number of developments, such as record commodity prices and other inflationary pressures, weakening conditions in major economies and ongoing tightness in global credit markets.

European markets recorded losses amid growing concerns that tighter financing conditions, slower growth and higher wage costs will dampen earnings prospects for this year and into 2009. In Germany, sentiment among institutional investors and financial analysts fell sharply and persistent wage pressures threatened to send inflation higher. French business activity appeared to decline markedly, while consumer confidence dropped to a record low. In Italy, a wave of dismal economic data undermined retail sales. U.K. housing data deteriorated further in an environment of higher mortgage rates and tighter credit conditions.

In the Asia-Pacific region, sentiment among Japanese manufacturers deteriorated on soaring input costs and bleaker prospects for the nation's key trading partners. In both Australia and New Zealand, consumer confidence dropped notably as households cut their spending amid high borrowing costs and rising prices. Hong Kong saw a decline as export growth diminished on falling shipments to the U.S., while early in the year, global investors pulled out from the Hong Kong market in an effort to preserve prior gains.

Q. Which market factors influenced the Fund's relative performance?

A. The past year has been extremely adverse for quantitative, value-based approaches. Acadian Asset Management LLC ("Acadian") believes this is due to two key elements: market volatility driven by investor uncertainty around the U.S. and the world's macroeconomic outlook, and the continued de-leveraging of hedge funds and proprietary trading desks which has exacerbated volatility and led to short term negative payoffs for otherwise attractive stock attributes such as valuation and momentum. Generally, investors have avoided value issues and sought safety in large, liquid stocks perceived to have more assured earnings in an increasingly uncertain global economy.

Q. How did portfolio composition affect Fund performance?

A. In terms of regions and countries, the Fund saw value lost from active country weightings. This was largely due to the overweight in Belgium, with its large concentration of banking and finance stocks, as well as the allocation to New Zealand. The underweighting in Switzerland and Spain was also detrimental to returns. There was some value added back from the overweighting in Germany, the underweighting in Ireland and the overweighting in Singapore.

Among the top contributors for the year were Australian energy company Santos, the U.K. pharmaceutical company AstraZeneca, and the Danish shipping company Norden. Santos soared after Malaysia's state oil company agreed to purchase a 40% interest in the energy producer's liquefied natural gas project in northeast Australia. AstraZeneca saw shares climb after settling a patent infringement lawsuit against India's Ranbaxy Laboratories. Norden benefited from continued elevated demand for commodities, a key focus of its shipping services.

Among the Fund's top detractors were the Belgian bank Dexia, which lost value as investors speculated that the bank would need to revise its dividend policy in order to shore up its capital conditions; the Japanese automobile parts manufacturer Aisin Seiki, whose shares declined after the company forecasted that net income will fall this year as higher raw materials costs and a stronger yen diminish earnings; and BT Group, whose shares fell after the U.K. telecommunications provider reported the slowest growth in sales since 2004.

Q. What is the investment outlook for international stocks?

A. Acadian believes financial markets around the world continue to demonstrate highly volatile behavior, as investors react to fluctuating oil prices and other inflationary pressures, discouraging data from key economies, ongoing credit market tightness and geopolitical tensions. As has been seen from further losses at major financial and banking institutions, many credit-linked assets still cannot be valued accurately, in Acadian's view. While near-recessionary conditions persist in the U.S., Acadian does not expect this to progress to a global recession. Acadian expects that non-U.S. growth will slow from the pace of recent years, but continue to make moderate gains, and it continues to see broad global asset diversification as likely having the highest payoff for investors.

Acadian believes growth in Europe showed more marked signs of cooling as the second quarter drew to a close, but fundamentals generally remained sound. In Acadian's view, valuations in Europe remain attractive relative to other opportunities, and despite the more difficult economic conditions, it is continuing to find a number of attractive companies in these broad and diverse markets. Acadian is negative in its view of Japan and believes that although energy and telecom stocks are positively forecast, all other industry groups are not. Acadian notes that elsewhere in the Asia-Pacific region, Australia and New Zealand are attractive markets, while Hong Kong and Singapore have a neutral forecast.

Clay Finlay LLC ("Clay Finlay") believes global economic growth continues to stall, and it remains cautious in its near-term outlook. Clay Finlay believes that substantial downside risk to growth remains, and the collateral effect of the recession-like environment in the U.S. is weighing heavily on growth in Europe, Japan and broader Asia. Concurrent with slowing global growth, Clay Finlay also notes that inflation is a significant threat to many economies around the world, including Europe, where the European Central Bank has indicated that it will raise rates in an effort to curb inflation, which, at 4%, is well ahead of the central bank's target. Although a single rate increase may have little dampening effect on Germany and France, Clay Finlay believes other countries in the region, such as Italy, may have a difficult time and be pushed closer to recession. Clay Finlay believes housing weakness in the United Kingdom, Spain, and Ireland is intensifying, and consumers across the region are pulling back. Regarding Japan, Clay Finlay expects growth to slow and it remains wary of the prospects for many Japanese companies in light of the broader global slowdown, as well as limited growth in consumer spending at home. However, Clay Finlay believes inflation may be a positive for Japan, which witnessed core inflation rise for the first time in nearly a decade during the second quarter. This is beneficial because consumers will no longer be able to delay purchases believing that prices will decline in the future. Clay Finlay believes the emerging markets remain reasonably strong, especially those tied to exports of energy and raw materials, and although these markets are likely to come under increased pressure from slower growth and higher inflation, they have held up remarkably well compared to similar situations in the past.

Looking forward, Clay Finlay notes that its portion of the Fund remains positioned with a modest defensive tilt as it expects that markets will remain volatile. Clay Finlay continues to find attractive bottom-up opportunities, and believes that companies experiencing positive fundamental change that leads to improvements in earnings growth should outperform in an environment where growth has become more scarce.

Top Ten Holdings as of July 31, 2008	
Royal Dutch Shell, Cl A	2.8%
E.ON	2.5%
BHP Billiton	2.4%
AstraZeneca	2.3%
ING Groep	2.2%
Vivendi	2.1%
France Telecom	2.0%
Nintendo	1.9%
Zurich Financial Services	1.9%
Sumitomo Mitsui Financial Group	1.8%
As a % of Total Fund Investments	21.9%

International Equity Fund

OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2008

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(21.79)%	3.61%
Class A without load	12/30/05	(17.04)%	6.02%
Class C with load	12/30/05	(18.54)%	5.21%
Class C without load	12/30/05	(17.72)%	5.21%
Class Z	12/30/05	(16.88)%	6.24%
Institutional Class	12/30/05	(16.61)%	6.54%
MSCI EAFE® Index	12/30/05	(12.19)%	7.67%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 4.33% and 1.52%; 6.77% and 2.27%; 13.96% and 1.27%; 1.75% and 1.02%, respectively.

Fund Performance



Old Mutual International Equity Fund, Class A
Old Mutual International Equity Fund, Class C
Old Mutual International Equity Fund, Class Z
Old Mutual International Equity Fund, Institutional Class
MSCI EAFE® Index

$12,105
$11,779
$11,693
$11,403
$10,960

Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Common Stock (4.8%)
Cash Equivalents (0.2%)
Foreign Preferred Stock (1.6%)
Foreign Common Stock (93.4%)

Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Common Stock — 4.7%		
Agricultural Chemicals — 0.8%		
Potash Corp of Saskatchewan	4,640	$ 948
Total Agricultural Chemicals		948
Building-Heavy Construction — 0.0%		
KHD Humboldt Wedag International*	1,400	37
Total Building-Heavy Construction		37
Cellular Telecommunications — 0.4%		
Vimpel-Communications ADR	20,550	518
Total Cellular Telecommunications		518
Coal — 0.3%		
Fording Canadian Coal Trust	3,800	337
Total Coal		337
Commercial Services — 0.1%		
AerCap Holdings*	6,556	100
Total Commercial Services		100
Computer Services — 0.0%		
Telvent GIT	551	13
Total Computer Services		13
Computers — 1.0%		
Research In Motion*	9,690	1,190
Total Computers		1,190
Electronic Components-Miscellaneous — 0.0%		
NAM TAI Electronics	100	1
Total Electronic Components-Miscellaneous		1
Medical-Generic Drugs — 1.0%		
Teva Pharmaceutical Industries ADR	26,300	1,179
Total Medical-Generic Drugs		1,179
Metal-Copper — 0.1%		
Taseko Mines*	19,928	76
Total Metal-Copper		76
Oil Companies-Integrated — 0.9%		
Petroleo Brasileiro ADR	19,000	1,062
Total Oil Companies-Integrated		1,062
Tobacco — 0.1%		
Rothmans	4,004	116
Total Tobacco		116
Total Common Stock (Cost $5,427)		5,577

Description	Shares	Value (000)
Foreign Common Stock — 92.2%		
Australia — 5.9%		
Aquila Resources*	10,326	$ 131
ASX	3,122	101
Ausenco	4,977	65
BHP Billiton	74,802	2,791
BlueScope Steel	52,081	566
Centennial Coal	8,233	40
Commander Communications*	3,400	—
Dominion Mining	26,625	60
Flight Centre	1,132	19
Incitec Pivot	1,585	242
JB Hi-Fi	5,088	58
Leighton Holdings	41,685	1,646
McPherson's	3,832	9
Mineral Resources	492	3
Riversdale Mining*	489	5
Santos	69,663	1,181
Woodside Petroleum	1,715	86
Total Australia		7,003
Austria — 0.8%		
OMV	91	6
Telekom Austria	200	4
Vienna Insurance	13,900	926
Voestalpine	127	8
Total Austria		944
Belgium — 1.7%		
Delhaize Group	13,172	723
Dexia	76,817	1,041
Euronav	40	2
Fortis*	100	1
KBC Groep	1,793	182
Tessenderlo Chemie	330	16
Total Belgium		1,965
Bermuda — 0.2%		
Aquarius Platinum	21,577	219
Catlin Group	3,250	21
Lancashire Holdings	3,310	20
Total Bermuda		260

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2008

Description	Shares	Value (000)
Canada — 1.1%		
Agrium	7,500	$ 659
Celestica*	9,200	73
CGI Group, Cl A*	4,100	44
EnCana	400	29
Methanex	5,600	151
Metro, Cl A	100	2
Petro-Canada	6,500	300
Potash Corp of Saskatchewan	100	21
Total Canada		1,279
China — 0.7%		
Industrial & Commercial Bank of China, Cl H	1,186,000	887
SunVic Chemical Holdings	68,000	18
Total China		905
Denmark — 2.8%		
Carlsberg, Cl B	12,325	1,000
Danske Bank	600	17
Jyske Bank*	900	57
Norden	7,673	743
Novo Nordisk A/S, Cl B	23,550	1,493
Total Denmark		3,310
Finland — 0.6%		
Konecranes	3,893	155
Nokia OYJ	22,350	610
Total Finland		765
France — 7.6%		
Alstom	13,000	1,455
AXA	39,375	1,157
BNP Paribas	6,250	616
France Telecom	75,441	2,385
Groupe Eurotunnel*	3,333	48
Peugeot	1,553	76
Rallye	2,904	140
Sanofi-Aventis	7,742	543
Societe Generale	532	49
Thomson*	19,569	86
Total	30	2
UBISOFT Entertainment*	899	88
Vivendi	57,961	2,423
Total France		9,068
Germany — 10.4%		
Allianz SE	15	3
Arques Industries*	1,154	14
BASF SE	602	38
Bayer	22,250	1,913
Daimler	8,560	495
Deutsche Boerse	230	26

Description	Shares	Value (000)
Germany — continued		
Deutsche Lufthansa	53,506	$ 1,232
E.ON	15,574	2,975
Epcos	3,387	93
Freenet*	62	1
Kloeckner	1,621	81
Koenig & Bauer	1,838	52
KUKA	1,407	34
Linde	10,600	1,473
Medion	793	14
Muenchener Rueckversicherungs	852	141
Norddeutsche Affinerie	5,528	295
Salzgitter	10,532	1,708
SAP	19,300	1,116
Siemens	55	7
ThyssenKrupp	12,371	685
Total Germany		12,396
Greece — 1.0%		
Hellenic Exchanges Holding	1,518	21
National Bank of Greece	25,850	1,218
Total Greece		1,239
Hong Kong — 1.2%		
CLP Holdings	500	4
Courage Marine Group	51,000	12
Esprit Holdings	46,600	496
Jardine Matheson Holdings	22,800	718
Modern Beauty Salon Holdings	92,000	32
Pacific Basin Shipping	24,000	34
Regal Hotels International Holdings	324,000	15
Solomon Systech International	43,616	2
VTech Holdings	13,534	82
Total Hong Kong		1,395
Italy — 3.3%		
Banca Popolare dell'Emilia Rom	169	3
De'Longhi	6,503	25
ENI	17,198	580
Fiat	37,637	644
Fondiaria-Sai	2,168	72
IFIL Investments	101	1
Indesit	18,192	186
Milano Assicurazioni	521	3
Pirelli & C SpA	302,947	188
Prysmian	4,591	113
Saipem SpA	32,950	1,274
UniCredit	137,000	816
Total Italy		3,905

Description	Shares	Value (000)	Description	Shares	Value (000)
Japan — 19.7%			**Japan — continued**		
Aichi Machine Industry	5,000	$ 14	Mitsui OSK Lines	66,600	$ 862
Aisin Seiki	41,300	1,078	Mizuho Trust & Banking	62,000	96
Allied Telesis Holdings*	15,800	9	Money Partners	23	16
Aloka	800	11	Morinaga Milk Industry	4,000	11
Alpen	1,400	26	NEC	1,000	5
Alpine Electronics	500	5	NEC Electronics*	3,000	81
Arcs	8,600	123	Nidec	13,200	932
Astellas Pharma	20,600	893	Nintendo	4,600	2,232
Brother Industries	511	6	Nippon Metal Industry	11,000	30
Canon	50	2	Nippon Oil	73,000	462
Central Japan Railway	1	10	Nippon Shinyaku	1,000	12
Century Leasing System	900	11	Nippon Steel	700	4
Chuo Mitsui Trust Holdings	24,000	149	Nippon Steel Trading	4,000	12
Cocokara Fine Holdings*	1,700	30	Nippon Telegraph & Telephone	390	1,981
Cosmo Oil	1,000	3	Nissan Shatai	26,000	197
Cosmos Initia	15,000	21	Nisshin Steel	35,000	108
Daido Kogyo	8,000	15	Nitto Boseki	10,000	20
Daihatsu Motor	50,000	592	Ricoh Leasing	100	2
Daiichikosho	4,200	43	Round One	24	24
Daikin Industries	12,500	534	San-A	2,600	94
Daito Bank	13,000	11	Santen Pharmaceutical	110	3
East Japan Railway	126	986	Seiko Epson	12,900	348
FamilyMart	500	22	Shin-Etsu Chemical	15,700	961
Fuji Heavy Industries	9,000	48	Shinsho	6,000	19
Fujitsu	700	5	Shinwa Kaiun Kaisha	1,000	5
Fujitsu Frontech	1,200	12	Sky Perfect Jsat Holdings	111	44
Geo	29	31	Sumikin Bussan	6,000	23
GMO internet*	8,900	44	Sumitomo Mitsui Financial Group	278	2,157
Hanwa	12,000	70	Sumitomo Pipe & Tube	14,800	105
Haruyama Trading	1,500	8	Takara Leben	300	1
Haseko	500	1	Takefuji	9,000	123
Hazama	15,100	16	Takeuchi Manufacturing	1,000	20
Hitachi	264,000	1,903	Toagosei	13,000	54
Intelligence	14	8	Tokyo Electron	54	3
Itoham Foods	3,000	16	Tokyo Leasing	200	2
JFE Shoji Holdings	27,000	207	Tokyo Steel Manufacturing	12,300	138
J-Oil Mills	10,000	46	Toshiba	63,000	409
Kawasaki Kisen Kaisha	75	1	Toyo Kohan	3,000	14
KK daVinci Holdings*	118	46	Toyota Auto Body	1,900	33
Kohnan Shoji	8,400	126	Toyota Boshoku	11	—
Komatsu	22,700	564	TS Tech	3,500	55
Leopalace21	6,900	93	Victor Co of Japan*	1,000	2
Makita	100	3	Watabe Wedding	2,900	29
Marubeni	268,000	1,952	Yamaguchi Financial Group	3,000	40
Marudai Food	5,000	13	Yamato Kogyo	3,200	144
Maruetsu*	9,000	85	Yamazaki Baking	8,000	92
Meiji Dairies	8,000	41	Yamazen	3,000	14
Mitani	2,100	17	Yaoko	1,500	49
Mitsubishi Materials	51,000	200	Yasunaga	2,100	15
Mitsubishi Paper Mills	22,000	54	Yokogawa Bridge Holdings	3,000	18
Mitsubishi UFJ Financial	109,100	963	**Total Japan**		**23,371**
Mitsui	5,000	103			

OLD MUTUAL INTERNATIONAL EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

As of July 31, 2008

Description	Shares	Value (000)
Luxembourg — 0.9%		
ArcelorMittal	10,600	$ 938
ArcelorMittal	950	84
Total Luxembourg		1,022
Netherlands — 5.4%		
Gamma Holding	57	2
Heineken	8,733	406
ING Groep	77,559	2,529
Nutreco Holding	119	8
OCE	9,746	93
Royal Dutch Shell, Cl A	93,075	3,301
SNS Reaal	3,596	60
TNT	52	2
Total Netherlands		6,401
New Zealand — 0.1%		
Contact Energy	8,411	52
New Zealand Refining	2,799	14
Sky Network Television	210	1
Total New Zealand		67
Norway — 0.0%		
Belships ASA	139	—
ODIM ASA*	1,400	25
StatoilHydro	43	1
Total Norway		26
Russia — 0.8%		
NovaTek OAO GDR	12,100	926
Total Russia		926
Singapore — 1.2%		
Golden Agri-Resources	297,000	153
Hotel Grand Central	15,000	10
Jardine Cycle & Carriage	56,526	714
Mercator Lines Singapore	189,000	57
Neptune Orient Lines	127,000	260
Rotary Engineering	267,000	132
Singapore Petroleum	19,000	88
Swiber Holdings*	29,000	41
Total Singapore		1,455
Spain — 4.0%		
Banco Bilbao Vizcaya	3,421	63
Banco Santander	72,872	1,419
Construcciones y Auxiliar de F	75	33
Gamesa Corp Tecnologica	16,550	787
Iberdrola	84,000	1,141
Repsol YPF	1,372	46
Telefonica	46,800	1,214
Total Spain		4,703

Description	Shares	Value (000)
Sweden — 1.3%		
Beijer Alma, Cl B	300	$ 4
Electrolux, Ser B	40,243	485
Hennes & Mauritz, Cl B	15,140	808
JM AB	10,484	123
Kinnevik Investment, Cl B	5,100	76
Peab AB	1,000	6
Skandinaviska Enskilda Banken, Cl A	1,200	25
Total Sweden		1,527
Switzerland — 6.5%		
Bell Holding	28	47
Credit Suisse Group	129	6
Georg Fischer*	91	33
Julius Baer Holding	15,900	1,008
Nestle	19,500	855
Novartis	18,850	1,119
Roche Holding	8,030	1,484
Syngenta	3,420	996
Walter Meier, Cl A	49	8
Zurich Financial Services	8,303	2,182
Total Switzerland		7,738
United Kingdom — 15.0%		
3i Group	95,798	1,703
Amec	1,867	31
Anglo American	446	26
ASOS*	2,210	14
AstraZeneca	54,896	2,668
Aveva Group	94	3
Aviva	1,542	15
Barclays	31,100	211
BG Group	62,500	1,413
BHP Billiton	127	4
BP	500	5
Bradford & Bingley	34,425	38
British American Tobacco	1,922	69
BT Group	347,603	1,175
Cadbury	42,944	507
Character Group	2,728	4
Chaucer Holdings	257	—
Colliers CRE	3,314	3
CSR*	9,012	51
De La Rue*	4,838	81
Eurasian Natural Resources*	15,400	320
Game Group	20,149	102
HBOS	3,339	19
HSBC Holdings	46,627	771
IG Group Holdings	16,143	113
Imperial Tobacco Group	2,774	104
Inchcape	23,881	118
International Power	5,857	48

Description	Shares	Value (000)
United Kingdom — continued		
J Sainsbury	302	$ 2
Kazakhmys	6,110	180
Lavendon Group	2,044	10
Lloyds TSB Group	200	1
Micro Focus International	3,953	21
Mondi	21,548	107
National Express Group	6,600	127
Petrofac	124	2
Prudential	65,500	701
Reckitt Benckiser Group	15,552	848
Reed Elsevier	87,300	991
Renew Holdings	12,115	22
Rio Tinto	11,720	1,226
Royal Bank of Scotland Group	95,016	394
Royal Dutch Shell, Cl B	5,727	201
Sportingbet	16,132	10
Stagecoach Group	10,878	61
Standard Chartered	20,768	632
Tenon Group	7,109	8
Tesco	160,000	1,137
Thomas Cook Group	18,046	72
Vodafone Group	514,000	1,377
Total United Kingdom		17,746
Total Foreign Common Stock (Cost $113,504)		109,416
Foreign Preferred Stock — 1.6%		
Germany — 1.5%		
Fresenius	22,400	$ 1,812
Total Germany		1,812
Italy — 0.1%		
IFI*	4,376	91
Total Italy		91
Total Foreign Preferred Stock (Cost $1,877)		1,903
Money Market Fund — 0.2%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	285,419	285
Total Money Market Fund (Cost $285)		285
Total Investments — 98.7% (Cost $121,093)		117,181
Other Assets and Liabilities, Net — 1.3%		1,498
Total Net Assets — 100.0%		$118,679

As of July 31, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver	Currency to Receive	Unrealized Appreciation (000)
08/04/08	EUR (51,890)	JPY 8,755,450	$—
			$—

For descriptions of abbreviations and footnotes, please refer to page 61.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL PROVIDENT MID-CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Provident Investment Counsel, LLC

Performance Highlights

- *Since November 19, 2007, the Old Mutual Provident Mid-Cap Growth Fund (the "Fund") has outperformed its benchmark, the Russell Midcap® Growth Index (the "Index"). The Fund's Institutional Class posted a (6.50)% return the period, while the Index posted a return of (6.76)% for the same period.*

- *The Fund performed well in the industrials, energy and materials sectors, and underperformed in financials, consumer discretionary and telecommunications services.*

- *Individual stocks that contributed positively to Fund performance included energy holding Southwestern Energy, industrial holding Wabtec and materials holding CF Industries Holdings.*

- *Financial holding IntercontinentalExchange (no longer a Fund holding), consumer discretionary stock ITT Educational Services (no longer a Fund holding) and information technology company NVIDIA detracted from the Fund's performance during the period.*

Q. How did the Fund perform relative to its benchmark?

A. Since November 19, 2007, the Old Mutual Provident Mid-Cap Growth Fund (the "Fund") has outperformed its benchmark, the Russell Midcap® Growth Index (the "Index"). The Fund's Institutional Class shares posted a (6.50)% return during the period, while the Index posted a return of (6.76)% for the same period.

Q. What investment environment did the Fund face during the past period?

A. U.S. equity market returns were mixed and the use of leverage backfired on many investors, making the first quarter of 2008 volatile. In March alone, the Federal Reserve Board (the "Fed") took not one, but six unprecedented actions, including facilitating the sale of Bear Stearns to JPMorgan Chase. The second quarter of 2008 began with a robust rally. That rally was short-lived, however, as inflationary pressures combined with sluggish economic growth continued to weigh on domestic markets. June proved to be especially difficult as the S&P 500 delivered its worst performance for the month of June since 1930. New highs for oil prices were the chief culprit of negative market sentiment and for new lows in consumer confidence measures.

Emerging markets have been the driver of global growth for the past few years, and have also been the major driver to the huge run-up in demand for energy and other commodities. Emerging market economies are beginning to see weakness. Inflation in many of these markets is running high, and has contributed to both a slow down in consumer spending and sharp corrections in their stock markets, down 20-40% in many countries.

Provident Investment Counsel, LLC ("Provident") believes, however, that some of these macroeconomic imbalances are showing signs of self-correction. First, de-leveraging in response to the credit crisis is under way. Second, late cycle commodities inflation should eventually subside through a combination of central bank tightening in emerging economies, demand destruction and supply response. That dynamic is already unfolding. As commodity prices peak, capital could flow back to U.S. Treasuries and the U.S. dollar. A stronger dollar would further help stem U.S. inflation primarily by lowering the real cost of oil and imported goods, without the necessity for a steep increase in rates by the Fed.

Most bear markets have been relatively short lived since 1945. As the market anticipates a peaking of inflation and an upturn in leading economic indicators, the equity market rallies have typically been quite strong.

Q. Which market factors influenced the Fund's relative performance?

A. The period was marked by a wide spread between sector returns, with consumer discretionary stocks falling, while energy stocks surged. Investors largely favored global cyclical companies and punished stocks with a strong dependence on the U.S. economy. During most of 2008 the Fund benefited from a strong emphasis on companies benefiting from strong global growth, particularly in emerging economies. As valuations became extended in many of these stocks, Provident reduced the Fund's exposure and reinvested in companies with strong fundamentals but with better valuations.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, materials holdings contributed the most to market performance during the period. Industrial and energy holdings also contributed positively to performance. Financials, consumer discretionary and telecommunications services were among the sectors that detracted most from performance during the period.

Southwestern Energy, Wabtec and CF Industries Holdings were among the best performing stock holdings for the Fund relative to the Index during the period, while IntercontinentalExchange (no longer a Fund holding), ITT Educational Services (no longer a Fund holding) and NVIDIA were among the top detractors relative to the Index. Southwestern Energy, a natural gas producer, benefited from a surge in demand for energy related commodities. Wabtec, a locomotive and railcar parts manufacturer and maintenance company, benefited from strong growth in its transit business. Benefiting from robust demand for fertilizers, CF Industries Holdings added positive value. Financial services company, IntercontinentalExchange, detracted from relative returns due to concerns over slowing volume growth. ITT Educational Services, a provider of career-oriented education programs, detracted from relative returns due to concerns over the broad decline in student loan availability and the impact that it may have on enrollment growth. Lastly, NVIDIA, a semiconductor company manufacturing graphics chips, experienced a significant increase in competitive pressures from Advanced Micro Devices and Intel.

Q. What is the investment outlook for the mid-cap growth market?

A. Provident has become a little more cautious over the strength of the U.S. consumer due to its belief that the Fed is done easing short term interest rates. Because of this concern, within the consumer area Provident has re-positioned the Fund's portfolio. For example, Provident recently sold Dick's Sporting Goods (no longer a Fund holding) and Nordstrom (no longer a Fund holding) and cut back on GameStop. These stocks have been replaced with companies which may benefit from a "trade down" effect. That is, consumers will focus their spending habits on lower priced goods that are considered to be good values. Examples of new purchases include Ross Stores, TJX, and Yum! Brands. These companies have produced very solid results during the period despite the consumer oriented headwinds. Provident expects these companies to continue to outperform within the consumer area.

Looking forward, Provident believes that the U.S. consumer will likely continue to struggle this year. Recent statistics support this view, such as higher home equity and credit card defaults and steadily rising gasoline prices. Relative growth remains superior in many places outside of the U.S., particularly in emerging economies. While Provident believes that secular growth exists in many foreign economies and will present long-term opportunities, it also believes that at some point relative growth in the U.S. will once again become more attractive. Provident will closely monitor the factors that most strongly influence its strategic view. As always, Provident will continue to invest in high quality stocks with superior revenue and earnings growth, positive earnings revisions, low leverage, and strong competitive advantages.

Top Ten Holdings as of July 31, 2008

Ansys	4.4%
Wabtec	4.1%
CF Industries Holdings	3.6%
CSX	3.0%
Ross Stores	2.9%
Stericycle	2.8%
Cummins	2.7%
Burger King Holdings	2.5%
Bucyrus International	2.5%
TJX	2.4%
As a % of Total Fund Investments	30.9%

Provident Mid-Cap Growth Fund

OLD MUTUAL PROVIDENT MID-CAP GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of July 31, 2008

	Inception Date	Inception to Date*
Institutional Class	11/19/2007	(6.50)%
Russell Midcap® Growth Index	11/19/2007	(6.76)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the November 19, 2007 prospectus) are 1.43% and 1.15%; respectively. Expenses are based on estimated amounts.

Fund Performance



Old Mutual Provident Mid-Cap Growth Fund, Institutional Class
Russell Midcap® Growth Index

$9,350
$9,324

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of 11/19/07 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2008 — % of Total Fund Investments



Cash Equivalents (1.6%)

Common Stock (98.4%)

Schedule of Investments

As of July 31, 2008

Description	Shares	Value (000)
Common Stock — 98.6%		
Agricultural Chemicals — 5.6%		
CF Industries Holdings	6,427	$ 1,051
Intrepid Potash*	10,300	569
Total Agricultural Chemicals		1,620
Apparel Manufacturers — 1.1%		
Polo Ralph Lauren	5,247	310
Total Apparel Manufacturers		310
Coal — 3.6%		
Patriot Coal*	4,200	530
Peabody Energy	7,394	500
Total Coal		1,030
Computer Aided Design — 4.4%		
Ansys*	27,500	1,262
Total Computer Aided Design		1,262
Decision Support Software — 0.9%		
MSCI, Cl A*	8,500	253
Total Decision Support Software		253
Diagnostic Kits — 0.9%		
Idexx Laboratories*	4,595	246
Total Diagnostic Kits		246
Distribution/Wholesale — 1.2%		
LKQ*	17,058	350
Total Distribution/Wholesale		350
Drug Delivery Systems — 2.1%		
Hospira*	15,948	609
Total Drug Delivery Systems		609
E-Commerce/Services — 2.9%		
Ctrip.com International ADR	9,120	411
Priceline.com*	3,600	414
Total E-Commerce/Services		825
Electronic Components-Semiconductors — 5.1%		
Broadcom, Cl A*	17,300	420
Intersil, Cl A	18,400	444
Microchip Technology	12,400	396
NVIDIA*	19,847	227
Total Electronic Components-Semiconductors		1,487
Electronic Measuring Instruments — 1.8%		
Agilent Technologies*	14,200	512
Total Electronic Measuring Instruments		512

Description	Shares	Value (000)
Engineering/R&D Services — 0.8%		
McDermott International*	4,900	$ 234
Total Engineering/R&D Services		234
Engines-Internal Combustion — 2.7%		
Cummins	11,752	780
Total Engines-Internal Combustion		780
Entertainment Software — 2.3%		
Activision Blizzard*	18,880	679
Total Entertainment Software		679
Hazardous Waste Disposal — 2.8%		
Stericycle*	13,381	799
Total Hazardous Waste Disposal		799
Internet Content-Information/News — 1.7%		
Baidu.com ADR*	1,457	506
Total Internet Content-Information/News		506
Investment Management/Advisory Services — 2.1%		
T Rowe Price Group	10,379	621
Total Investment Management/Advisory Services		621
Machinery-Construction & Mining — 2.5%		
Bucyrus International	10,200	714
Total Machinery-Construction & Mining		714
Machinery-General Industry — 4.1%		
Wabtec	21,207	1,177
Total Machinery-General Industry		1,177
Marine Services — 1.0%		
Aegean Marine Petroleum Network	7,900	286
Total Marine Services		286
Medical Labs & Testing Services — 1.5%		
Covance*	4,909	451
Total Medical Labs & Testing Services		451
Medical-Biomedical/Genetic — 2.4%		
Celgene*	9,334	705
Total Medical-Biomedical/Genetic		705
Networking Products — 1.8%		
Juniper Networks*	19,449	506
Total Networking Products		506
Oil & Gas Drilling — 1.3%		
ENSCO International	5,301	366
Total Oil & Gas Drilling		366

OLD MUTUAL PROVIDENT MID-CAP GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

As of July 31, 2008

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 5.6%		
Comstock Resources*	4,900	$ 299
Continental Resources*	5,100	291
Denbury Resources*	12,222	344
Southwestern Energy*	9,472	344
Ultra Petroleum*	4,739	338
Total Oil Companies-Exploration & Production		1,616
Oil Field Machinery & Equipment — 1.6%		
Cameron International*	9,500	454
Total Oil Field Machinery & Equipment		454
Oil-Field Services — 1.6%		
Oceaneering International*	7,600	461
Total Oil-Field Services		461
Retail-Apparel/Shoe — 5.2%		
Ross Stores	21,900	831
Urban Outfitters*	20,236	668
Total Retail-Apparel/Shoe		1,499
Retail-Computer Equipment — 1.7%		
GameStop, Cl A*	12,249	496
Total Retail-Computer Equipment		496
Retail-Major Department Store — 2.4%		
TJX	21,000	708
Total Retail-Major Department Store		708
Retail-Restaurants — 3.6%		
Burger King Holdings	27,354	734
Yum! Brands	8,700	312
Total Retail-Restaurants		1,046
S&L/Thrifts-Eastern US — 2.0%		
New York Community Bancorp	34,900	580
Total S&L/Thrifts-Eastern US		580
Semiconductor Components-Integrated Circuits — 0.9%		
Marvell Technology Group*	17,700	262
Total Semiconductor Components-Integrated Circuits		262
Semiconductor Equipment — 1.3%		
Varian Semiconductor Equipment Associates*	13,390	391
Total Semiconductor Equipment		391

Description	Shares	Value (000)
Steel Pipe & Tube — 1.8%		
Valmont Industries	4,826	$ 516
Total Steel Pipe & Tube		516
Telecommunications Services — 1.3%		
Tw Telecom*	24,452	391
Total Telecommunications Services		391
Therapeutics — 1.0%		
Onyx Pharmaceuticals*	7,400	300
Total Therapeutics		300
Transport-Rail — 3.0%		
CSX	12,851	868
Total Transport-Rail		868
Transport-Services — 0.9%		
Expeditors International of Washington	7,524	267
Total Transport-Services		267
Transport-Truck — 4.0%		
JB Hunt Transport Services	18,603	688
Landstar System	9,392	475
Total Transport-Truck		1,163
Web Hosting/Design — 2.1%		
Equinix*	7,368	599
Total Web Hosting/Design		599
Wireless Equipment — 2.0%		
American Tower, Cl A*	13,468	564
Total Wireless Equipment		564
Total Common Stock (Cost $25,182)		28,509
Money Market Fund — 1.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.535% (A)	455,877	456
Total Money Market Fund (Cost $456)		456
Total Investments — 100.2% (Cost $25,638)		28,965
Other Assets and Liabilities, Net — (0.2)%		(52)
Total Net Assets — 100.0%		$ 28,913

For descriptions of abbreviations and footnotes, please refer to page 61.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

144A — Security exempt from registration under Rule 144a of the securities Act of 1933. This security may be resold in the transactions exempt from registration, normally to qualified institutional buyers. On July 31, 2008, the value of these securities amounted to $726 (000), representing 3.0% of the net assets of the Old Mutual Clay Finlay Emerging Markets Fund.

(A) — The rate reported represents the 7-day effective yield as of July 31, 2008.

(B) — Security fair valued using methods determined in good faith according to procedures adopted by the Valuation Committee designated by the Board of Trustees. On July 31, 2008, the total value of these securities was $0 (000), representing 0.0% of the net assets of the Old Mutual Clay Finlay Emerging Markets Fund.

(C) — All or a portion of this security is held as cover for securities sold short, forward foreign currency contracts or open written option contracts.

(D) — All or a portion of this security is held as required margin for open futures contracts. The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

ADR — American Depositary Receipt

AUD — Australian Dollar

BRL — Brazilian Real

CAD — Canadian Dollar

CHF — Swiss Franc

Cl — Class

DKK — Danish Krone

EUR — Euro

GBP — British Pound Sterling

GDR — Global Depositary Receipt

HMO — Health Maintenance Organization

ISP — Internet Service Provider

JPY — Japanese Yen

NOK — Norwegian Krone

R&D — Research and Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

SEK — Swedish Krona

Ser — Series

TWD — New Taiwan Dollar

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JULY 31, 2008

		Old Mutual Analytic Fund		Old Mutual Analytic Global Fund
Assets:				
Investment Securities, at cost	$	609,854	$	28,559
Investment Securities, at value	$	613,256	$	27,180
Cash		530		150
Cash Collateral for Forward Foreign Currency Contracts		27,950		—
Foreign Currency (cost $—, $12, $1,942, $—, $—, $299, $307, $—)		—		12
Unrealized Gain on Forward Foreign Currency Contracts		8,549		—
Receivable for Capital Shares Sold		690		25
Receivable from Investment Adviser		37		68
Receivable for Investment Securities Sold		—		—
Receivable for Dividends and Interest		5,555		56
Variation Margin Receivable on Futures Contracts		2,096		350
Prepaid Expenses		116		3
Total Assets		658,779		27,844
Liabilities:				
Payable for Investment Securities Purchased		—		—
Payable for Capital Shares Redeemed		2,689		202
Variation Margin Payable on Futures Contracts		2,851		166
Written Option Contracts, at value (Proceeds received of $16,671, $764, $—, $—, $—, $—, $—, $—)		19,034		815
Securities Sold Short, at value (Proceeds received of $104,336, $4,637, $—, $—, $—, $—, $—, $—)		94,558		4,114
Unrealized Loss on Forward Foreign Currency Contracts		780		—
Payable for Administration Fees		35		1
Payable for Distribution & Service Fees		57		4
Payable for Management Fees		460		23
Payable to Custodian		—		—
Payable to Custodian for Foreign Currency		2,813		—
Payable to Prime Broker		3,919		—
Payable for Trustees' Fees		8		2
Accrued Expenses		630		160
Total Liabilities		127,834		5,487
Net Assets	$	530,945	$	22,357
Net Assets:				
Paid-in Capital ($0.001 par value, unlimited authorization)	$	592,942	$	29,749
Undistributed Net Investment Income/(Accumulated Net Investment Loss)		(7,768)		(29)
Accumulated Net Realized Gain (Loss) on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions		(66,764)		(6,302)
Net Unrealized Appreciation or Depreciation on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions		12,535		(1,061)
Net Assets	$	530,945	$	22,357
Net Assets – Class A	$	285,305	$	8,606
Net Assets – Class C		158,508		10,799
Net Assets – Class Z		58,107		515
Net Assets – Institutional Class		29,025		2,437
Outstanding Shares of Beneficial Interest – Class A		24,017,692		933,422
Outstanding Shares of Beneficial Interest – Class C		13,681,864		1,194,234
Outstanding Shares of Beneficial Interest – Class Z		4,865,598		55,451
Outstanding Shares of Beneficial Interest – Institutional Class		2,426,242		261,244
Net Asset Value and Redemption Price Per Share – Class A^	$	11.88	$	9.22
Maximum Offering Price Per Share – Class A (Net Asset Value/94.25%)	$	12.60	$	9.78
Net Asset Value, Offering and Price Per Share – Class C†^	$	11.59	$	9.04
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$	11.94	$	9.28
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$	11.96	$	9.33

Amounts designated as "—" are either $0 or have been rounded to $0.

† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's Prospectus.

^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

N/A — Not Applicable

The accompanying notes are an integral part of the financial statements.

Old Mutual Clay Finlay China Fund		Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Bond Fund		Old Mutual International Equity Fund		Old Mutual Provident Mid-Cap Growth Fund	
$	37,312	$	24,406	$	56,922	$	22,386	$	121,093	$	25,638
$	40,660	$	24,173	$	61,093	$	23,192	$	117,181	$	28,965
	—		—		—		—		9		—
	—		—		—		—		—		—
	1,939		—		—		300		299		—
	—		—		—		181		—		—
	—		58		3,434		—		30		—
	102		73		113		6		81		5
	—		452		1,160		—		2,262		—
	19		94		8		369		178		4
	—		—		—		—		—		—
	5		3		5		2		12		2
	42,725		24,853		65,813		24,050		120,052		28,976
	—		—		2,725		312		1,162		—
	64		53		606		—		—		—
	—		—		—		—		—		—
	—		—		—		—		—		—
	—		—		—		334		—		—
	2		2		4		2		9		2
	4		—		1		—		—		—
	59		31		52		15		102		23
	—		154		—		—		—		—
	—		—		—		—		—		—
	1		1		3		—		4		—
	113		62		101		48		96		38
	243		303		3,492		711		1,373		63
$	42,482	$	24,550	$	62,321	$	23,339	$	118,679	$	28,913
$	43,508	$	27,199	$	70,471	$	20,360	$	129,685	$	26,323
	(28)		273		—		1,823		1,606		—
	(4,343)		(2,689)		(12,321)		497		(8,701)		(737)
	3,345		(233)		4,171		659		(3,911)		3,327
$	42,482	$	24,550	$	62,321	$	23,339	$	118,679	$	28,913
$	17,927	$	4,857	$	11,213		N/A	$	1,875		N/A
	9,991		1,531		947		N/A		2,238		N/A
	5,333		2,218		15,510		N/A		1,269		N/A
	9,231		15,944		34,651	$	23,339		113,297	$	28,913
	1,133,830		341,340		1,109,832		N/A		168,715		N/A
	645,493		109,669		96,024		N/A		205,471		N/A
	334,104		154,820		1,523,240		N/A		113,253		N/A
	573,385		1,097,881		3,383,262		2,247,619		10,055,833		3,093,116
$	15.81	$	14.23	$	10.10		N/A	$	11.12		N/A
$	16.77	$	15.10	$	10.72		N/A	$	11.80		N/A
$	15.48	$	13.96	$	9.86		N/A	$	10.89		N/A
$	15.96	$	14.33	$	10.18		N/A	$	11.20		N/A
$	16.10	$	14.52	$	10.24	$	10.38	$	11.27	$	9.35

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED JULY 31, 2008

	Old Mutual Analytic Fund	Old Mutual Analytic Global Fund
Investment Income:		
Dividends	$ 15,968	$ 802
Interest	2,645	140
Less: Foreign Taxes Withheld	—	(46)
Total Investment Income	18,613	896
Expenses:		
Management Fees	7,658	386
Administration Fees	761	33
Trustees' Fees	152	8
Custodian Fees	147	91
Professional Fees	274	54
Registration and SEC Fees	154	74
Printing Fees	245	9
Transfer Agent Fees	1,359	81
Website Fees	23	1
Offering Costs	—	—
Distribution and Service Fees:		
Class A Service Fees	1,095	36
Class C Service Fees	629	40
Class C Distribution (12b-1 Fees)	1,886	119
Dividend Expense on Securities Sold Short	3,175	138
Pricing Fees	7	31
Interest Expense on Securities Sold Short	1,003	21
Other Expenses	73	18
Total Expenses	18,641	1,140
Less:		
Net Waiver of Management Fees	(1,660)	(222)
Expense Reduction[1]	(44)	(1)
Net Expenses	16,937	917
Net Investment Income (Loss)	1,676	(21)
Net Increase from Payment by Affiliate[3]	—	—
Net Realized Gain (Loss) from Investment Transactions (including Securities Sold Short)	(17,147)	(3,729)
Net Realized Gain (Loss) on Foreign Currency Transactions	(22,482)	(79)
Net Realized Loss on Futures Contracts	(65,808)	(3,763)
Net Realized Gain on Written Option Contracts	53,521	1,912
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short)	(64,856)	(463)
Net Change in Unrealized Appreciation (Depreciation) on Forward Foreign Currency Contracts and Foreign Currency Transactions	1,831	11
Net Change in Unrealized Appreciation on Futures Contracts	7,904	447
Net Change in Unrealized Depreciation on Written Option Contracts	(7,220)	(404)
Net Realized and Unrealized Gain (Loss) on Investments	(114,257)	(6,068)
Increase (Decrease) in Net Assets Resulting from Operations	$(112,581)	$(6,089)

Amounts designated as "—" are either $0 or have been rounded to $0.

* The Old Mutual International Bond and Old Mutual Provident Mid-Cap Growth Fund both commenced operations on November 19, 2007.

[1] All expense reductions are for transfer agent expenses. See note 2.

[2] Includes $10,199 of net realized gains resulting from a redemption in kind for Old Mutual Copper Rock Emerging Growth Fund.

[3] See Note 2.

The accompanying notes are an integral part of the financial statements.

Old Mutual Clay Finlay China Fund	Old Mutual Clay Finlay Emerging Markets Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Bond Fund*	Old Mutual International Equity Fund	Old Mutual Provident Mid-Cap Growth Fund*
$ 1,367	$ 831	$ 264	$ 27	$ 2,849	$ 69
2	7	—	708	241	—
—	(46)	(1)	(1)	(337)	—
1,369	792	263	734	2,753	69
929	315	725	111	914	193
67	27	79	19	90	20
13	6	17	4	12	4
57	33	20	4	51	3
40	19	38	15	61	16
71	56	121	6	64	6
26	7	30	1	6	2
161	63	164	4	46	4
2	—	2	—	—	—
—	—	—	29	—	26
65	13	81	—	6	—
37	5	2	—	6	—
111	14	6	—	17	—
—	—	—	—	—	—
16	26	3	7	28	1
—	—	—	—	—	—
20	17	21	5	18	5
1,615	601	1,309	205	1,319	280
(249)	(173)	(172)	(31)	(307)	(47)
(4)	(1)	(5)	—	(1)	—
1,362	427	1,132	174	1,011	233
7	365	(869)	560	1,742	(164)
—	6	1	—	—	—
621	(2,696)	(217)[2]	1,201	(8,620)	(612)
20	(85)	—	1,290	(43)	—
—	—	—	—	—	—
—	—	—	—	—	—
(10,023)	(2,043)	(5,848)	806	(5,302)	3,327
(3)	1	—	(147)	1	—
—	—	—	—	—	—
—	—	—	—	—	—
(9,385)	(4,817)	(6,064)	3,150	(13,964)	2,715
$ (9,378)	$(4,452)	$(6,933)	$3,710	$(12,222)	$ 2,551

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Analytic Fund		Old Mutual Analytic Global Fund	
	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07
Investment Activities:				
Net Investment Income (Loss)	$ 1,676	$ 3,121	$ (21)	$ 67
Net Increase from Payment by Affiliates[3]	—	—	—	—
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts, Forward Foreign Currency Contracts and Foreign Currency Transactions	(51,916)	15,709	(5,659)	829
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short), Forward Foreign Currency Contracts, Foreign Currency Transactions, Futures Contracts, and Written Option Contracts	(62,341)	47,786	(409)	(661)
Net Increase (Decrease) in Net Assets Resulting from Operations	(112,581)	66,616	(6,089)	235
Dividends and Distributions to Shareholders From:				
Net Investment Income:				
Class A	(6,464)	(538)	(107)	(4)
Class C	(4,772)	(13)	(180)	(1)
Class Z	(1,127)	(317)	(3)	—
Institutional Class	(332)	(19)	(13)	(9)
Net Realized Gains from Investment Transactions:				
Class A	(24,205)	—	(567)	—
Class C	(14,546)	—	(668)	—
Class Z	(4,676)	—	(19)	—
Institutional Class	(1,345)	—	(99)	—
Total Dividends and Distributions	(57,467)	(887)	(1,656)	(14)
Capital Share Transactions:				
Class A				
Shares Issued	144,569	389,014	9,941	24,960
Shares Issued upon Reinvestment of Distributions	22,563	340	280	4
Redemption Fees	9	25	—	—
Shares Redeemed	(398,594)	(109,542)	(22,590)	(713)
Total Class A Capital Share Transactions	(231,453)	279,837	(12,369)	24,251
Class C				
Shares Issued	44,940	166,681	4,241	19,429
Shares Issued upon Reinvestment of Distributions	6,844	3	363	1
Redemption Fees	—	1	—	—
Shares Redeemed	(178,863)	(49,204)	(9,272)	(379)
Total Class C Capital Share Transactions	(127,079)	117,481	(4,668)	19,051
Class Z				
Shares Issued	13,094	18,925	80	529
Shares Issued upon Reinvestment of Distributions	5,672	310	22	—
Shares Redeemed	(73,642)	(41,544)	(9)	(6)
Total Class Z Capital Share Transactions	(54,876)	(22,309)	93	523
Institutional Class				
Shares Issued	5,930	28,811	—	—
Shares Issued upon Reinvestment of Distributions	1,673	19	112	9
Shares Redeemed	(7,755)	(504)	—	—
Total Institutional Class Capital Share Transactions	(152)	28,326	112	9
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(413,560)	403,335	(16,832)	43,834
Total Increase (Decrease) in Net Assets	(583,608)	469,064	(24,577)	44,055
Net Assets:				
Beginning of Period	1,114,553	645,489	46,934	2,879
End of Period	$ 530,945	$1,114,553	$ 22,357	$46,934
Undistributed (Distribution in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ (7,768)	$ 6,766	$ (29)	$ 35

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] During the year ended July 31, 2008, the Old Mutual Copper Rock Emerging Growth Fund disbursed to a redeeming shareholder portfolio securities and cash valued at $50,385 on the date of redemption.

[2] During the year ended July 31, 2008, the Old Mutual Clay Finlay Emerging Markets Fund, Old Mutual International Bond Fund, Old Mutual International Equity Fund and Old Mutual Provident Mid-Cap Growth Fund received from new shareholders portfolio securities and cash valued at $25,767, $22,766, $94,796 and $25,276, respectively, on the date of the subscription.

[3] See Note 2.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Clay Finlay China Fund		Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Bond Fund	Old Mutual International Equity Fund		Old Mutual Provident Mid-Cap Growth Fund
	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07	11/19/07* to 7/31/08	8/1/07 to 7/31/08	8/1/06 to 7/31/07	11/19/07* to 7/31/08
	$ 7	$ 214	$ 365	$ 5	$ (869)	$ (923)	$ 560	$ 1,742	$ 105	$ (164)
	—	—	6	—	1	—	—	—	—	—
	641	10,964	(2,781)	838	(217)	8,924	2,491	(8,663)	687	(612)
	(10,026)	12,164	(2,042)	1,697	(5,848)	10,295	659	(5,301)	1,127	3,327
	(9,378)	23,342	(4,452)	2,540	(6,933)	18,296	3,710	(12,222)	1,919	2,551
	(46)	(63)	—	(1)	—	—	—	(7)	(4)	—
	(78)	(7)	—	—	—	—	—	(13)	(3)	—
	(3)	(1)	—	—	—	—	—	(2)	—	—
	—	(63)	—	(4)	—	—	(545)	(173)	(54)	—
	(5,842)	(494)	(110)	(49)	(2,997)	—	—	(18)	(14)	—
	(3,380)	(127)	(44)	(17)	(75)	—	—	(17)	(12)	—
	(1,497)	(8)	(49)	—	(169)	—	—	(8)	—	—
	(4,804)	(353)	(612)	(107)	(2,078)	—	—	(661)	(174)	—
	(15,650)	(1,116)	(815)	(178)	(5,319)	—	(545)	(899)	(261)	—
	13,134	30,813	3,564	4,632	24,752	19,141	—	2,344	1,984	—
	4,289	380	72	26	1,884	—	—	17	18	—
	—	—	—	—	3	1	—	—	—	—
	(16,213)	(16,962)	(2,593)	(1,372)	(41,298)	(9,888)	—	(2,111)	(273)	—
	1,210	14,231	1,043	3,286	(14,659)	9,254	—	250	1,729	—
	6,819	14,603	971	1,356	820	270	—	2,120	1,252	—
	1,736	86	27	13	45	—	—	11	9	—
	1	2	—	—	—	—	—	—	—	—
	(8,618)	(3,634)	(828)	(91)	(163)	(226)	—	(644)	(130)	—
	(62)	11,057	170	1,278	702	44	—	1,487	1,131	—
	8,593	4,818	2,734	942	17,455	521	—	736	1,004	—
	1,466	7	47	—	169	—	—	10	—	—
	(5,027)	(1,709)	(1,220)	(3)	(1,414)	—	—	(214)	(20)	—
	5,032	3,116	1,561	939	16,210	521	—	532	984	—
	23	165	26,588[2]	7	33,502	20,324	26,348[2]	127,568[2]	2,818	29,007[2]
	4,804	416	613	111	2,077	—	544	814	228	—
	(10,650)	(29)	(11,352)	—	(66,883)[1]	(15,765)	(6,718)	(13,259)	(52)	(2,645)
	(5,823)	552	15,849	118	(31,304)	4,559	20,174	115,123	2,994	26,362
	357	28,956	18,623	5,621	(29,051)	14,378	20,174	117,392	6,838	26,362
	(24,671)	51,182	13,356	7,983	(41,303)	32,674	23,339	104,271	8,496	28,913
	67,153	15,971	11,194	3,211	103,624	70,950	—	14,408	5,912	—
	$ 42,482	$ 67,153	$ 24,550	$11,194	$ 62,321	$103,624	$23,339	$118,679	$14,408	$28,913
	$ (28)	$ 118	$ 273	$ (7)	$ —	$ —	$ 1,823	$ 1,606	$ 61	$ —

STATEMENTS OF CASH FLOWS (000)

FOR THE YEAR ENDED JULY 31, 2008

	Old Mutual Analytic Fund	Old Mutual Analytic Global Fund
Cash Flows Provided from (used in) Operating Activities:		
Interest and Dividends Received (Excludes Amortization of $2,026 and $122, respectively)	$ 11,601	$ 771
Purchases of Long-term Portfolio Investments	(1,497,058)	(98,477)
Proceeds from Sales of Long-term Portfolio Investments	1,947,859	114,087
Net Cash used for Futures Transactions	(49,459)	(3,124)
Net Gain/Loss on Foreign Currency Transactions	(20,651)	(79)
Net Decrease in Short-term Investments	71,863	3,393
Net Cash used in Short Sales Transactions	(64,896)	(2,280)
Net Increase (Decrease) in Payable Due to Custodian	2,813	(12)
Interest Expense Paid	(1,003)	(21)
Net Cash Provided by Written Option Contracts	58,543	2,238
Operating Expenses Paid	(16,136)	(807)
Net Cash Provided from Operating Activities	443,476	15,689
Cash Flows Provided from (used in) Financing Activities:		
Decrease in Shares of Beneficial Interest Sold	(442,130)	(16,450)
Cash Dividends Paid, Excluding Reinvestment of $36,752 and $777, respectively	(20,715)	(879)
Decrease in Deposits with Brokers for Collateral	19,820	1,792
Net Cash used from Financing Activities	(443,025)	(15,537)
Net Increase in Cash	451	152
Cash at Beginning of Year	79	10
Cash at End of Year	$ 530	$ 162
Reconciliation of Net Decrease in Net Assets from Operations to Net Cash Provided from Operating Activities:		
Net Decrease in Net Assets Resulting from Operations	$ (112,581)	$ (6,089)
Decrease in Investments	546,303	21,252
Return of Capital on Investments	—	(22)
Accretion of Discount on Investments	(2,026)	(122)
Increase in Dividends and Interest Receivable	(4,986)	(3)
Decrease in Proceeds for Written Option Contracts	1,099	39
Increase in Written Option Contracts Payable	6,121	365
Increase in Variation Margin Payable	6,935	192
Increase (Decrease) in Prepaid Expenses	(26)	38
Increase (Decrease) in Payable due to Custodian	2,813	(12)
Increase (Decrease) in Accrued Expenses	(176)	51
Total Adjustments	556,057	21,778
Net Cash Provided from Operating Activities	$ 443,476	$ 15,689

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Year or Period Ended July 31, (Unless Otherwise Noted)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ANALYTIC FUND(1)															
Class A															
2008	$ 14.51	$ 0.05	$(1.80)	$ —	$(1.75)	$ (0.18)	$(0.70)	$(0.88)	$ 11.88	(12.60)%	$ 285,305	1.92%⁵	2.13%	0.40%	171.50%
2007	13.21	0.08	1.24	—	1.32	(0.02)	—	(0.02)	14.51	9.99%	607,810	1.54%⁵	1.96%	0.55%	183.98%
2006⁴	12.84	0.05	0.32#	—	0.37	—	—	—	13.21	2.88%#	295,095	1.51%⁵	2.18%	0.57%	59.61%
2005²	12.30	0.05	1.09	—	1.14	(0.27)	(0.33)	(0.60)	12.84	9.27%	129,960	1.98%⁵	2.06%	0.64%	81.00%
Class C															
2008	$ 14.32	$(0.04)	$(1.77)	$ —	$(1.81)	$(0.22)	$(0.70)	$(0.92)	$ 11.59	(13.23)%	$ 158,508	2.65%⁵	2.85%	(0.34)%	171.50%
2007	13.11	(0.03)	1.24	—	1.21	—	—	—	14.32	9.24%	340,569	2.29%⁵	2.67%	(0.19)%	183.98%
2006⁴	12.81	(0.01)	0.31#	—	0.30	—	—	—	13.11	2.34%#	202,766	2.26%⁵	2.86%	(0.17)%	59.61%
2005²	12.30	(0.01)	1.09	—	1.08	(0.24)	(0.33)	(0.57)	12.81	8.78%	86,752	2.61%⁵	2.68%	(0.09)%	81.00%
Class Z(3)															
2008	$ 14.54	$ 0.09	$(1.82)	$ —	$(1.73)	$ (0.17)	$(0.70)	$(0.87)	$ 11.94	(12.46)%	$ 58,107	1.64%⁵	1.86%	0.68%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	(0.03)	14.54	10.33%	130,928	1.29%⁵	1.66%	0.84%	183.98%
2006⁴	12.82	0.06	0.33#	—	0.39	—	—	—	13.21	3.04%#	140,795	1.26%⁵	1.82%	0.72%	59.61%
2005	11.66	0.10	1.69	—	1.79	(0.30)	(0.33)	(0.63)	12.82	15.36%	227,265	1.36%⁵	1.44%	0.78%	81.00%
2004	11.10	0.09	0.99	—	1.08	(0.19)	(0.33)	(0.52)	11.66	9.87%	57,171	1.17%⁵	1.70%	0.75%	152.00%
2003	9.09	0.08	2.01	—	2.09	(0.08)	—	(0.08)	11.10	23.13%	44,693	1.30%⁵	2.27%	0.79%	241.00%
Institutional Class															
2008	$ 14.54	$ 0.09	$(1.81)	$ —	$(1.72)	$ (0.16)	$(0.70)	$(0.86)	$ 11.96	(12.33)%	$ 29,025	1.63%⁵	1.89%	0.70%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	(0.03)	14.54	10.34%	35,246	1.24%⁵	1.60%	0.82%	183.98%
2006⁴	12.82	0.08	0.31#	—	0.39	—	—	—	13.21	3.04%#	6,833	1.21%⁵	2.11%	0.97%	59.61%
2005***	13.45	0.01	(0.10)	—	(0.09)	(0.21)	(0.33)	(0.54)	12.82	(0.63)%	2	1.27%⁵	2.12%	1.55%	81.00%
OLD MUTUAL ANALYTIC GLOBAL FUND^^															
Class A															
2008	$ 11.36	$ 0.01	$(1.68)	$ —	$(1.67)	$(0.07)	$(0.40)	$(0.47)	$ 9.22	(15.12)%	$ 8,606	2.41%†††	2.96%	0.07%	268.22%
2007	10.05	0.08	1.25	—	1.33	(0.02)	—	(0.02)	11.36	13.27%	24,417	2.55%†††	3.19%	0.68%	173.28%
2006	10.00	(0.02)	0.07	—	0.05	—	—	—	10.05	0.50%	257	2.80%†††	12.44%	(1.19)%	19.97%
Class C															
2008	$ 11.26	$(0.05)	$(1.67)	$ —	$(1.72)	$ (0.10)	$(0.40)	$(0.50)	$ 9.04	(15.76)%	$ 10,799	3.19%†††	3.74%	(0.54)%	268.22%
2007	10.03	(0.02)	1.25	—	1.23	—	—	—	11.26	12.30%	19,136	3.30%†††	4.07%	(0.16)%	173.28%
2006	10.00	(0.03)	0.06	—	0.03	—	—	—	10.03	0.30%	111	3.55%†††	24.73%	(1.87)%	19.97%
Class Z															
2008	$ 11.38	$ 0.18	$(1.82)	$ —	$(1.64)	$(0.06)	$(0.40)	$(0.46)	$ 9.28	(14.83)%	$ 515	2.22%†††	6.98%	1.75%	268.22%
2007	10.04	0.15	1.21	—	1.36	(0.02)	—	(0.02)	11.38	13.52%	526	2.30%†††	17.92%	1.28%	173.28%
2006	10.00	—	0.04	—	0.04	—	—	—	10.04	0.40%	1	2.55%†††	612.91%	(0.27)%	19.97%
Institutional Class															
2008	$ 11.40	$ 0.18	$(1.80)	$ —	$(1.62)	$(0.05)	$(0.40)	$(0.45)	$ 9.33	(14.64)%	$ 2,437	1.91%†††	3.18%	1.78%	268.22%
2007	10.05	0.11	1.27	—	1.38	(0.03)	—	(0.03)	11.40	13.79%	2,855	2.00%†††	3.71%	0.96%	173.28%
2006	10.00	—	0.05	—	0.05	—	—	—	10.05	0.50%	2,510	2.26%†††	6.77%	(0.01)%	19.97%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL CLAY FINLAY CHINA FUND^															
Class A															
2008	$22.46	$(0.01)	$(1.73)	$ —	$ (1.74)	$(0.03)	$(4.88)	$(4.91)	$ 15.81	(13.91)%	$ 17,927	2.02%	2.34%	(0.06)%	178.32%
2007	13.23	0.06	9.59	—	9.65	(0.05)	(0.37)	(0.42)	22.46	73.81%	25,976	2.10%	2.42%	0.31%	193.08%
2006	10.00	0.01	3.22	—	3.23	—	—	—	13.23	32.30%	2,532	2.10%	6.65%	0.12%	50.80%
Class C															
2008	$22.26	$(0.17)	$(1.64)	$ —	$ (1.81)	$(0.09)	$(4.88)	$(4.97)	$ 15.48	(14.49)%	$ 9,991	2.77%	3.15%	(0.85)%	178.32%
2007	13.18	(0.06)	9.52	0.01	9.47	(0.02)	(0.37)	(0.39)	22.26	72.67%	15,497	2.85%	3.33%	(0.33)%	193.08%
2006	10.00	(0.06)	3.24	—	3.18	—	—	—	13.18	31.80%	793	2.85%	11.53%	(0.76)%	50.80%
Class Z															
2008	$22.55	$ 0.04	$(1.74)	$ —	$ (1.70)	$(0.01)	$(4.88)	$(4.89)	$ 15.96	(13.64)%	$ 5,333	1.76%	2.55%	0.21%	178.32%
2007	13.25	0.02	9.71	—	9.73	(0.06)	(0.37)	(0.43)	22.55	74.36%	3,377	1.85%	5.59%	0.12%	193.08%
2006	10.00	(0.03)	3.28	—	3.25	—	—	—	13.25	32.50%	24	1.85%	259.40%	(0.46)%	50.80%
Institutional Class															
2008	$22.65	$ 0.13	$(1.80)	$ —	$ (1.67)	$ —	$(4.88)	$(4.88)	$ 16.10	(13.41)%	$ 9,231	1.47%	1.76%	0.62%	178.32%
2007	13.27	0.19	9.63	—	9.82	(0.07)	(0.37)	(0.44)	22.65	74.91%	22,303	1.55%	1.75%	1.06%	193.08%
2006	10.00	0.08	3.19	—	3.27	—	—	—	13.27	32.70%	12,622	1.55%	2.58%	1.07%	50.80%
OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND^															
Class A															
2008	$ 15.74	$ 0.12	$(1.26)	$ —	$ (1.14)	$ —	$(0.37)	$(0.37)	$ 14.23	(7.69)%	$ 4,857	2.03%	2.65%	0.72%	110.64%
2007	11.08	(0.04)	5.14	—	5.10	(0.01)	(0.43)	(0.44)	15.74	46.67%	4,474	2.10%	3.08%	(0.25)%	97.77%
2006	10.00	(0.01)	1.09	—	1.08	—	—	—	11.08	10.80%	346	2.10%	21.06%	(0.22)%	82.86%
Class C															
2008	$ 15.58	$(0.01)	$(1.24)	$ —	$ (1.25)	$ —	$(0.37)	$(0.37)	$ 13.96	(8.48)%	$ 1,531	2.75%	4.37%	(0.03)%	110.64%
2007	11.04	(0.14)	5.12	—	4.98	(0.01)	(0.43)	(0.44)	15.58	45.70%	1,588	2.85%	6.57%	(0.98)%	97.77%
2006	10.00	(0.07)	1.11	—	1.04	—	—	—	11.04	10.40%	85	2.85%	55.88%	(1.05)%	82.86%
Class Z															
2008	$ 15.82	$ 0.18	$(1.30)	$ —	$ (1.12)	$ —	$(0.37)	$(0.37)	$ 14.33	(7.52)%	$ 2,218	1.79%	3.19%	1.12%	110.64%
2007	11.10	0.04	5.11	—	5.15	—	(0.43)	(0.43)	15.82	47.04%	1,013	1.85%	12.56%	0.26%	97.77%
2006	10.00	(0.01)	1.11	—	1.10	—	—	—	11.10	11.00%	1	1.85%	1,988.70%	(0.18)%	82.86%
Institutional Class															
2008	$ 15.93	$ 0.28	$(1.32)	$ —	$ (1.04)	$ —	$(0.37)	$(0.37)	$ 14.52	(6.96)%	$15,944	1.29%	1.73%	1.67%	110.64%
2007	11.13	0.07	5.17	—	5.24	(0.01)	(0.43)	(0.44)	15.93	47.79%	4,119	1.35%	2.13%	0.49%	97.77%
2006	10.00	0.02	1.11	—	1.13	—	—	—	11.13	11.30%	2,779	1.35%	4.28%	0.32%	82.86%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND^^^															
Class A															
2008	$12.90	$(0.16)	$(1.71)	$—	$(1.87)	$ —	$(0.93)	$(0.93)	$10.10	(16.08)%	$ 11,213	1.67%	1.88%	(1.33)%	260.79%
2007	10.52	(0.16)	2.54	—	2.38	—	—	—	12.90	22.62%	35,890	1.55%	1.85%	(1.32)%	169.81%
2006	10.00	(0.13)	0.65	—	0.52	—	—	—	10.52	5.20%	20,814	1.55%	2.97%	(1.15)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	2,500	‡‡	‡‡	‡‡	‡‡
Class C															
2008	$12.70	$(0.24)	$(1.67)	$—	$(1.91)	$ —	$(0.93)	$(0.93)	$ 9.86	(16.67)%	$ 947	2.42%	5.22%	(2.09)%	260.79%
2007	10.43	(0.24)	2.51	—	2.27	—	—	—	12.70	21.76%	511	2.30%	7.42%	(2.06)%	169.81%
2006	10.00	(0.21)	0.64	—	0.43	—	—	—	10.43	4.30%	384	2.30%	15.96%	(1.89)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡
Class Z***															
2008	$12.97	$(0.13)	$(1.73)	$—	$(1.86)	$ —	$(0.93)	$(0.93)	$10.18	(15.90)%	$ 15,510	1.42%	1.65%	(1.11)%	260.79%
2007	10.55	(0.15)	2.57	—	2.42	—	—	—	12.97	22.94%	557	1.30%	12.38%	(1.12)%	169.81%
2006	10.46	(0.07)	0.16	—	0.09	—	—	—	10.55	0.86%	1	1.30%	787.59%	(0.93)%	282.22%
Institutional Class															
2008	$13.01	$(0.11)	$(1.73)	$—	$(1.84)	$ —	$(0.93)	$(0.93)	$10.24	(15.69)%	$ 34,651	1.17%	1.35%	(0.85)%	260.79%
2007	10.56	(0.10)	2.55	—	2.45	—	—	—	13.01	23.20%	66,666	1.10%	1.21%	(0.86)%	169.81%
2006	10.00	(0.08)	0.64	—	0.56	—	—	—	10.56	5.60%	49,751	1.10%	1.71%	(0.70)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡
OLD MUTUAL INTERNATIONAL BOND FUND(6)															
Institutional Class															
2008	$10.00	$ 0.22	$ 0.37	$—	$ 0.59	$(0.21)	$ —	$(0.21)	$10.38	5.89%	$ 23,339	0.95%	1.11%	3.01%	234.18%
OLD MUTUAL INTERNATIONAL EQUITY FUND^															
Class A															
2008	$13.51	$ 0.17	$(2.45)	$—	$(2.28)	$(0.03)	$(0.08)	$ (0.11)	$11.12	(17.04)%	$ 1,875	1.60%	2.76%	1.34%	180.69%
2007	10.95	0.14	2.87	—	3.01	(0.10)	(0.35)	(0.45)	13.51	28.02%	2,170	1.70%	4.33%	1.05%	94.78%
2006	10.00	0.18	0.77	—	0.95	—	—	—	10.95	9.50%	251	1.70%	30.10%	2.94%	48.74%
Class C															
2008	$13.36	$ 0.08	$(2.42)	$—	$(2.34)	$(0.05)	$(0.08)	$ (0.13)	$10.89	(17.72)%	$ 2,238	2.34%	3.55%	0.63%	180.69%
2007	10.91	0.04	2.86	—	2.90	(0.10)	(0.35)	(0.45)	13.36	27.03%	1,402	2.45%	6.77%	0.29%	94.78%
2006	10.00	0.12	0.79	—	0.91	—	—	—	10.91	9.10%	170	2.45%	39.12%	1.88%	48.74%
Class Z															
2008	$13.57	$ 0.22	$(2.49)	$—	$(2.27)	$(0.02)	$(0.08)	$ (0.10)	$11.20	(16.88)%	$ 1,269	1.34%	3.44%	1.74%	180.69%
2007	10.97	0.19	2.85	—	3.04	(0.09)	(0.35)	(0.44)	13.57	28.23%	1,002	1.45%	13.96%	1.37%	94.78%
2006	10.00	0.10	0.87	—	0.97	—	—	—	10.97	9.70%	1	1.45%	1,776.73%	1.59%	48.74%
Institutional Class															
2008	$13.61	$ 0.25	$(2.49)	$—	$(2.24)	$(0.02)	$(0.08)	$ (0.10)	$11.27	(16.61)%	$113,297	1.06%	1.32%	1.96%	180.69%
2007	10.98	0.17	2.92	—	3.09	(0.11)	(0.35)	(0.46)	13.61	28.65%	9,834	1.20%	1.75%	1.33%	94.78%
2006	10.00	0.12	0.86	—	0.98	—	—	—	10.98	9.80%	5,490	1.20%	2.96%	1.85%	48.74%
OLD MUTUAL PROVIDENT MID-CAP GROWTH FUND(6)															
Institutional Class															
2008	$10.00	$(0.05)	$(0.60)	$—	$(0.65)	$ —	$ —	$ —	$ 9.35	(6.50)%	$ 28,913	1.15%	1.37%	(0.80)%	72.28%

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

*   Per share amounts for the year or period are calculated based on average outstanding shares.

***   Class commenced operations on December 9, 2005.

\#   Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

†   Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year or period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

††   Ratios for periods less than one year have been annualized.

†††   For Old Mutual Analytic Global Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	A	C	Z	Institutional
2008	0.39%	0.42%	0.47%	0.45%
2007	0.46%	0.46%	0.46%	0.46%
2006	0.79%	0.79%	0.79%	0.79%

‡‡   This shareholder data is not being disclosed because the data is not believed to be meaningful due to the short operational history.

^   Fund commenced operations December 30, 2005.

^^   Fund commenced operations May 31, 2006.

^^^   Fund commenced operations July 29, 2005.

(1)   On December 9, 2005, the Old Mutual Analytic Fund (the "Fund") acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of The Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund.

(2)   Commenced operations March 31, 2005.

(3)   The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

(4)   The Old Mutual Analytic Fund changed its fiscal year end from December 31 to July 31. 2006 amounts are for the period 1/1/06 to 7/31/06.

(5)   For Old Mutual Analytic Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	A	C	Z	Institutional
2008	0.39%	0.39%	0.39%	0.42%
2007	0.28%	0.28%	0.28%	0.27%
2006	0.34%	0.34%	0.27%	0.39%
2005	0.41%	0.35%	0.24%	n/a
2004	n/a	n/a	0.18%	n/a
2003	n/a	n/a	0.31%	n/a

(6)   Fund commenced operations on November 19, 2007.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

As of July 31, 2008

1. ORGANIZATION

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers fifteen series portfolios, of which the following are covered by this Annual Report - the Old Mutual Analytic Fund (formerly the Old Mutual Analytic Defensive Equity Fund), the Old Mutual Analytic Global Fund (formerly the Old Mutual Analytic Global Defensive Equity Fund), the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund (collectively, the Old mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund and the Old Mutual International Equity Fund are referred to as the "International Funds"), the Old Mutual International Bond Fund, the Old Mutual Provident Mid-Cap Growth Fund ("Old Mutual Provident Fund") and the Old Mutual Copper Rock Emerging Growth Fund ("Old Mutual Copper Rock Fund") (each, a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio, the Old Mutual Asset Allocation Growth Portfolio, Old Mutual VA Asset Allocation Conservative Portfolio, the Old Mutual VA Asset Allocation Balanced Portfolio and the Old Mutual VA Asset Allocation Moderate Growth Portfolio. In addition, the Trust has registered three other portfolios, the Old Mutual VA Asset Allocation Growth Portfolio, the Old Mutual Analytic VA Portfolio and the Old Mutual Analytic VA Global Portfolio; however, these portfolios are not currently offered for sale. The Old Mutual Analytic Fund commenced operations on July 1, 1978, the International Funds commenced operations on December 30, 2005, the Old Mutual Copper Rock Fund commenced operations on July 29, 2005, the Old Mutual Analytic Global Fund commenced operations on May 31, 2006 and the Old Mutual International Bond Fund and Old Mutual Provident Fund both commenced operations on November 19, 2007.

Shareholders may purchase shares of the Funds (except Old Mutual International Bond Fund and Old Mutual Provident Fund) through four separate classes, Class A, Class C, Class Z and Institutional Class shares. Shareholders may only purchase Institutional Class shares of Old Mutual International Bond Fund and Old Mutual Provident Fund. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund, except for the Old Mutual Clay Finlay China Fund and Old Mutual International Bond Fund, is classified as a diversified management investment company. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid at least annually, if available, with the exception of the Old Mutual International Bond Fund. Dividends from net investment income for the Old Mutual International Bond Fund are declared daily and paid monthly. Distributions of net realized capital gains, for each Fund, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds may enter into forward foreign currency contracts as hedges against specific transactions, fund positions or anticipated fund positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

TBA Purchase Commitments — The Funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds may enter into mortgage dollar rolls (principally using TBAs) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Short Sales — As is consistent with the Old Mutual Analytic Fund's and Old Mutual Analytic Global Fund's investment objectives, the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short, or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Offering Costs — All offering costs incurred with the start up of the Funds are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of July 31, 2008, the Old Mutual International Bond Fund and Old Mutual Provident Fund have accrued offering costs of approximately $24 (000) and $21 (000), respectively.

Payments by Affiliate — During the twelve-month period ended July 31,2008, the Old Mutual Clay Finlay Emerging Markets Fund and Old Mutual Copper Rock Emerging Growth was reimbursed by the sub-adviser for trading errors of $6,062 and $543, respectively.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2008, the following redemption fees were collected by the Funds.

	Class A	Class C	Class Z	Institutional Class
Old Mutual Analytic Fund	$8,762	$434	$ —	$—
Old Mutual Clay Finlay China Fund	81	944	471	—
Old Mutual Clay Finlay Emerging Markets Fund	—	—	—	—
Old Mutual Copper Rock Fund	2,595	—	—	—
Old Mutual International Equity Fund	144	66	380	—

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a direct, wholly owned subsidiary of OM Group (UK) Limited, which is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Analytic Fund	0.950%	N/A
Old Mutual Analytic Global Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual Clay Finlay China Fund	1.350%	Less than $1 billion
	1.325%	From $1 billion to $2 billion
	1.300%	From $2 billion to $3 billion
	1.275%	Greater than $3 billion
Old Mutual Clay Finlay Emerging Markets Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual Copper Rock Fund	0.900%	N/A
Old Mutual International Bond Fund	0.600%	Less than $500 Million
	0.575%	$500 Million to less than $1 billion
	0.550%	Greater than $1 billion

	Management Fee	Asset Level
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion
Old Mutual Provident Fund	0.950%	Less than $500 Million
	0.925%	$500 Million to less than $1 billion
	0.900%	Greater than $1 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into expense limitation agreements ("Expense Limitation Agreements") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Analytic Fund	1.55%	2.30%	1.30%	1.25%	December 31, 2008[1]
Old Mutual Analytic Global Fund	1.95%	2.70%	1.70%	1.40%	December 31, 2008
Old Mutual Clay Finlay China Fund	1.95%	2.70%	1.70%	1.40%	December 31, 2008[2]
Old Mutual Clay Finlay Emerging Markets Fund	2.00%	2.75%	1.75%	1.25%	December 31, 2008[3]
Old Mutual Copper Rock Fund	1.67%	2.42%	1.42%	1.22%	December 31, 2008
Old Mutual International Bond Fund	n/a	n/a	n/a	0.95%	December 31, 2008
Old Mutual International Equity Fund	1.52%	2.27%	1.27%	1.02%	December 31, 2008[4]
Old Mutual Provident Fund	n/a	n/a	n/a	1.15%	December 31, 2008

[1] Prior to December 9, 2007, the expense limitations in place for Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Analytic Fund were 1.45%, 2.20%, 1.20% and 1.15%, respectively.

[2] Prior to January 1, 2008, the expense limitations in place for Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Clay Finlay China Fund were 2.10%, 2.85%, 1.85% and 1.55%, respectively.

[3] Prior to January 1, 2008, the expense limitations in place for Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Clay Finlay Emerging Markets Fund were 2.10%, 2.85%, 1.85% and 1.35%, respectively.

[4] Prior to January 1, 2008, the expense limitations in place for Class A, Class C, Class Z and Institutional Class shares of the Old Mutual International Equity Fund were 1.70%, 2.45%, 1.45% and 1.20%, respectively.

Reimbursement by the Old Mutual Analytic Fund and Old Mutual Copper Rock Fund of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable Expense Limitation Agreements that expired on December 8, 2007 and July 31, 2007, respectively, may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement was approved by the Board. Moreover, to the extent that the Adviser reimburses advisory fees or absorbs operating expenses of a Fund, the Adviser may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the current applicable Expense Limitation Agreements may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At July 31, 2008, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2009	Expires 2010	Expires 2011	Total
Old Mutual Analytic Fund	$3,330	$1,067	$593	$4,990
Old Mutual Analytic Global Fund	23	163	222	408
Old Mutual Clay Finlay China Fund	92	148	249	489
Old Mutual Clay Finlay Emerging Markets Fund	85	100	173	358
Old Mutual Copper Rock Fund	183	—	179	362
Old Mutual International Bond Fund	—	—	31	31
Old Mutual International Equity Fund	90	120	307	517
Old Mutual Provident Fund	—	—	47	47

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended July 31, 2008, the Adviser was reimbursed approximately $7,000 and $1,000 by the Old Mutual Copper Rock Fund and Old Mutual International Bond Fund, respectively, for previously waived fees.

Sub-Advisory Agreements — The Trust, on behalf of the Old Mutual International Equity Fund, and the Adviser have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Old Mutual International Equity Fund managed by Acadian, which is computed and paid monthly at an annual rate of 0.60%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund, and the Adviser have entered into sub-advisory agreements (collectively, the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 0.70% and 0.80% for the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund, respectively. For the Old Mutual Analytic Global Fund, Analytic is entitled to receive the sub-advisory fee, net of 50% of any breakpoints, waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser.

The Trust, on behalf of the International Funds, and the Adviser have entered into a sub-advisory agreement (the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay LLC ("Clay Finlay"). Clay Finlay is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement, Clay Finlay is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the International Funds managed by Clay Finlay, which is computed and paid monthly at an annual rate of 1.00%, 0.80% and 0.60% of the Old Mutual Clay Finlay China Fund, Old Mutual Clay Finlay Emerging Markets Fund and Old Mutual International Equity Fund, respectively. For the International Funds, Clay Finlay is entitled to receive the sub-advisory fee net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Provident Fund, and the Adviser have entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel, LLC ("Provident"). Provident is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement, Provident is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Trust, on behalf of the Old Mutual Copper Rock Fund, and the Adviser have entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Trust, on behalf of the Old Mutual International Bond Fund, and the Adviser have entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement, Rogge is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.35%.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectuses or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds II, Old Mutual Funds III and Old Mutual Insurance Series Fund (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Prior to November 5, 2007, SEI Investments Global Funds Services served as the sub-administrator to the Funds (the "Former Sub-Administrator") pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with the Administrator. Under the SEI Sub-Administrative Agreement, the Administrator paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of Funds of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Fund, depending on the total number of funds. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may

NOTES TO FINANCIAL STATEMENTS — continued

include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the year ended July 31, 2008, it retained the following:

| | Service Fees (000) | | Distribution Fees (000) |
	Class A	Class C	Class C
Old Mutual Analytic Fund	$ —	$ 220	$ 661
Old Mutual Analytic Global Fund	—	30	91
Old Mutual Clay Finlay China Fund	2	26	79
Old Mutual Clay Finlay Emerging Markets Fund	1	3	9
Old Mutual Copper Rock Fund	—	1	3
Old Mutual International Equity Fund	—	4	13

Amounts designated as "—" are either $0 or have been rounded to $0.

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

The Bank of New York Mellon serves as the custodian for the Funds. Prior to November 19, 2007, U.S. Bank, N.A. served as the custodian for the Old Mutual Copper Rock Fund and Union Bank of California served as the custodian of the Old Mutual Analytic Fund.

The Funds have entered into a shareholder servicing agreement with the Administrator to provide shareholder support and other shareholder account-related services. The shareholder service fees are reviewed periodically and approved annually by the Board. Shareholder service fees paid to Old Mutual Fund Services for the year ended July 31, 2008 were as follows (000):

Old Mutual Analytic Fund	$ 12
Old Mutual Analytic Global Fund	2
Old Mutual Clay Finlay China Fund	11
Old Mutual Clay Finlay Emerging Markets Fund	3
Old Mutual Copper Rock Fund	1
Old Mutual International Bond Fund	—
Old Mutual International Equity Fund	2
Old Mutual Provident Fund	—

Amounts designated as "—" are either $0 or have been rounded to $0.

On September 7, 2004, the Board approved an agreement between the Funds and the Administrator to provide shareholder related web development and maintenance services. For its services for the year ended July 31, 2008, Old Mutual Fund Services received a fee of $69,000, which was allocated to each Fund quarterly based on average net assets. Effective December 31, 2007, these services were no longer paid for by the Funds.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended July 31, 2008.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the year ended July 31, 2008 were as follows:

	Purchases (000)		Sales and Maturities (000)	
	U.S. Government	Other	U.S. Government	Other
Old Mutual Analytic Fund	$ —	$1,497,058	$ —	$1,951,701
Old Mutual Analytic Global Fund	—	98,477	—	114,189
Old Mutual Clay Finlay China Fund	—	116,202	—	127,399
Old Mutual Clay Finlay Emerging Markets Fund	—	29,170	—	32,648
Old Mutual Copper Rock Fund	—	208,941	—	196,897
Old Mutual International Bond Fund	22,750	36,004	23,288	36,323
Old Mutual International Equity Fund	—	178,223	—	154,206
Old Mutual Provident Fund	—	22,423	—	20,896

Transactions in option contracts written in the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund for the year ended July 31, 2008, were as follows:

	Old Mutual Analytic Fund		Old Mutual Analytic Global Fund	
	Number of Contracts	Premiums Received (000)	Number of Contracts	Premiums Received (000)
Outstanding at July 31, 2007	18,250	$ 17,770	469	$ 803
Options written	330,530	408,001	14,553	20,689
Options terminated in closing purchasing transactions	(245,091)	(364,581)	(10,721)	(18,496)
Options expired	(76,249)	(44,519)	(3,066)	(2,232)
Outstanding at July 31, 2008	27,440	$ 16,671	1,235	$ 764

Notes to Financial Statements — continued

6. Share Transactions

	Old Mutual Analytic Fund		Old Mutual Analytic Global Fund		Old Mutual Clay Finlay China Fund	
	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07
Shares Issued and Redeemed (000):						
Class A						
Shares Issued	10,913	27,227	947	2,187	584	1,876
Shares Issued upon Reinvestment of Distributions	1,707	24	27	—	194	22
Shares Redeemed	(30,479)	(7,714)	(2,191)	(63)	(801)	(933)
Total Class C Share Transactions	(17,859)	19,537	(1,217)	2,124	(23)	965
Class C						
Shares Issued	3,413	11,805	409	1,720	296	840
Shares Issued upon Reinvestment of Distributions	527	—	36	—	80	5
Shares Redeemed	(14,043)	(3,482)	(950)	(32)	(426)	(209)
Total Institutional Class Share Transactions	(10,103)	8,323	(505)	1,688	(50)	636
Class Z						
Shares Issued	969	1,307	8	46	366	240
Shares Issued upon Reinvestment of Distributions	428	22	2	—	66	—
Shares Redeemed	(5,537)	(2,982)	(1)	—	(248)	(93)
Total Class A Share Transactions	(4,140)	(1,653)	9	46	184	147
Institutional Class						
Shares Issued	453	1,938	—	1	1	11
Shares Issued upon Reinvestment of Distributions	126	1	11	—	215	24
Shares Redeemed	(577)	(34)	—	—	(627)	(1)
Total Class Z Share Transactions	2	1,905	11	1	(411)	34
Net Increase (Decrease) in Shares Outstanding	(32,100)	28,112	(1,702)	3,859	(300)	1,782

* Inception date of the Fund.

Amounts designated as "—" are either 0 or have been rounded to 0.

Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Fund		Old Mutual International Bond Fund	Old Mutual International Equity Fund		Old Mutual Provident Fund
8/1/07 to 7/31/08	8/1/06 to 7/31/07	8/1/07 to 7/31/08	8/1/06 to 7/31/07	11/19/07* to 7/31/08	8/1/07 to 7/31/08	8/1/06 to 7/31/07	11/19/07* to 7/31/08
216	344	2,024	1,674	—	177	158	—
4	2	146	—	—	1	1	—
(163)	(93)	(3,841)	(871)	—	(171)	(21)	—
57	253	(1,671)	803	—	7	138	—
59	99	67	22	—	152	98	—
2	1	4	—	—	1	1	—
(53)	(6)	(15)	(19)	—	(53)	(10)	—
8	94	56	3	—	100	89	—
163	64	1,601	43	—	56	75	—
3	—	13	—	—	1	—	—
(75)	—	(134)	—	—	(17)	(1)	—
91	64	1,480	43	—	40	74	—
1,515	1	2,807	1,734	2,841	10,355	208	3,368
34	9	159	—	52	60	19	—
(710)	—	(4,706)	(1,322)	(645)	(1,082)	(4)	(275)
839	10	(1,740)	412	2,248	9,333	223	3,093
995	421	(1,875)	1,261	2,248	9,480	524	3,093

7. Foreign Holdings Risk

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes on January 31, 2008. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal years 2005 – 2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2008, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2008, primarily attributable to certain net operating losses, reclassifications of long-term capital gain distributions on Real Estate Investment Trust securities, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and return of capital which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)	Increase/(Decrease) Undistributed Net Investment Income (000)
Old Mutual Analytic Fund	$(18,264)	$ 21,779	$ (3,515)
Old Mutual Analytic Global Fund	(114)	(146)	260
Old Mutual Clay Finlay China Fund	—	26	(26)
Old Mutual Clay Finlay Emerging Markets Fund	—	85	(85)
Old Mutual Copper Rock Fund	9,171	(10,040)	869
Old Mutual International Bond Fund	186	(1,994)	1,808
Old Mutual International Equity Fund	26	(24)	(2)
Old Mutual Provident Fund	(39)	(125)	164

The tax character of dividends and distributions declared during the year or periods ended July 31, 2008 and 2007 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Return of Capital (000)	Total (000)
Old Mutual Analytic Fund				
2008	$57,467	$ —	$ —	$57,467
2007	887	—	—	887
Old Mutual Analytic Global Fund				
2008	1,407	134	115	1,656
2007	14	—	—	14
Old Mutual Clay Finlay China Fund				
2008	13,762	1,888	—	15,650
2007	1,116	—	—	1,116
Old Mutual Clay Finlay Emerging Markets Fund				
2008	635	180	—	815
2007	178	—	—	178
Old Mutual Copper Rock Fund				
2008	3,203	2,116	—	5,319
2007	—	—	—	—
Old Mutual International Bond Fund[1]				
2008	545	—	—	545
Old Mutual International Equity Fund				
2008	654	245	—	899
2007	261	—	—	261

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] The Fund commenced operations on November 19, 2007.

The Old Mutual Provident Fund had no distributions during the year ended July 31, 2008.

As of July 31, 2008, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Post October Currency Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Analytic Fund	$ —	$—	$(44,260)	$ —	$ —	$(6,440)	$(11,297)	$(61,997)
Old Mutual Analytic Global Fund	—	—	(5,477)	(402)	(25)	(1,452)	(36)	(7,392)
Old Mutual Clay Finlay China Fund	416	—	—	(3,511)	—	2,069	—	(1,026)
Old Mutual Clay Finlay Emerging Markets Fund	396	—	(18)	(2,552)	(87)	(388)	—	(2,649)
Old Mutual Copper Rock Fund	—	—	—	(11,451)	—	3,301	—	(8,150)
Old Mutual International Bond Fund	2,209	—	—	—	—	770	—	2,979
Old Mutual International Equity Fund	1,765	—	(8)	(8,174)	—	(4,589)	—	(11,006)
Old Mutual Provident Fund	—	—	—	(681)	—	3,271	—	2,590

Amounts designated as "—" are either $0 or have been rounded to $0.

For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2008, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates (000):

	2016	Total
Old Mutual Analytic Fund	$44,260	$44,260
Old Mutual Analytic Global Fund	5,477	5,477
Old Mutual Clay Finlay Emerging Markets Fund	18	18
Old Mutual International Equity Fund	8	8

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, future contracts and written option contracts, held by each Fund at July 31, 2008 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Analytic Fund	$628,830	$58,931	$(74,505)	$(15,574)
Old Mutual Analytic Global Fund	28,703	1,017	(2,540)	(1,523)
Old Mutual Clay Finlay China Fund	38,588	5,481	(3,409)	2,072
Old Mutual Clay Finlay Emerging Markets Fund	24,561	1,490	(1,878)	(388)
Old Mutual Copper Rock Fund	57,792	5,209	(1,908)	3,301
Old Mutual International Bond Fund	22,418	972	(198)	774
Old Mutual International Equity Fund	121,770	7,354	(11,943)	(4,589)
Old Mutual Provident Fund	25,694	4,607	(1,336)	3,271

9. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued *Statement on Financial Accounting Standards* No. 157, *Fair Value Measurements* ("SFAS 157"). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. As of July 31, 2008, the Funds do not believe the adoption of SFAS 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a fund's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Fund's financial statement disclosures.

10. SUBSEQUENT EVENTS (UNAUDITED)

Recent events have increased volatility in the values of many securities in the Funds' portfolios. For example, subsequent to the date of this report, the U.S. Government placed Fannie Mae and Freddie Mac into conservatorship; Lehman Brothers filed for protection under the bankruptcy laws; the federal government provided emergency AID to American International Group; and Bank of America agreed to acquire Merrill Lynch. The Schedule of Investments dated as of July 31, 2008 includes securities of some of these issuers and others that have been affected by recent market events. To the extent that the Funds continue to own these securities, the value of these securities will be subject to increased volatility.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and of cash flows for the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Analytic Fund, Old Mutual Analytic Global Fund, Old Mutual Clay Finlay China Fund, Old Mutual Clay Finlay Emerging Markets Fund, Old Mutual Copper Rock Emerging Growth Fund, Old Mutual International Bond Fund, Old Mutual International Equity Fund and Old Mutual Provident Mid-Cap Growth Fund (eight of the fifteen funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at July 31, 2008 and the results of each of their operations, the changes in each of their net assets and of the cash flows for the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2008 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
September 22, 2008

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a July 31, 2008 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2008 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended July 31, 2008, each Fund is designating the following items with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution*	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Analytic Fund	$ —	18.50%	16.15%	3.54%	5.13%	100.00%
Old Mutual Analytic Global Fund	134,262	6.10%	28.55%	2.75%	4.84%	100.00%
Old Mutual Clay Finlay China Fund	1,887,755	0.00%	6.18%	0.00%	0.66%	100.00%
Old Mutual Clay Finlay Emerging Markets Fund	180,556	0.00%	7.39%	0.00%	0.00%	100.00%
Old Mutual Copper Rock Fund	2,115,659	0.00%	0.00%	0.00%	0.00%	100.00%
Old Mutual International Bond Fund	—	0.00%	0.00%	15.11%	29.92%	0.00%
Old Mutual International Equity Fund[6]	245,034	0.00%	38.45%	0.00%	6.85%	100.00%
Old Mutual Provident Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(6) The fund intends to pass through a foreign tax credit to the shareholders. For the fiscal year ended July 31, 2008, the total amount of foreign source income is $2,893,986 or $0.27 per share. The total amount of foreign taxes to be paid is $333,575 or $0.03 per share. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

* These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.7772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Fund Expenses Example (Unaudited)

Six Month Hypothetical Expense Example — July 31, 2008

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2008.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/01/08	Ending Account Value 7/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Fund — Class A				
Actual Fund Return	$1,000.00	$ 981.80	2.15%	$10.59
Hypothetical 5% Return	1,000.00	1,024.76	2.15	10.82
Old Mutual Analytic Fund — Class C				
Actual Fund Return	1,000.00	977.20	2.90	14.26
Hypothetical 5% Return	1,000.00	1,024.72	2.90	14.60
Old Mutual Analytic Fund — Class Z				
Actual Fund Return	1,000.00	981.90	1.90	9.36
Hypothetical 5% Return	1,000.00	1,015.42	1.90	9.52
Old Mutual Analytic Fund — Institutional Class				
Actual Fund Return	1,000.00	983.60	1.85	9.12
Hypothetical 5% Return	1,000.00	1,024.77	1.85	9.31
Old Mutual Analytic Global Fund — Class A				
Actual Fund Return	1,000.00	981.90	2.52	12.42
Hypothetical 5% Return	1,000.00	1,024.74	2.52	12.69
Old Mutual Analytic Global Fund — Class C				
Actual Fund Return	1,000.00	978.40	3.27	16.09
Hypothetical 5% Return	1,000.00	1,024.70	3.27	16.46
Old Mutual Analytic Global Fund — Class Z				
Actual Fund Return	1,000.00	984.10	2.27	11.20
Hypothetical 5% Return	1,000.00	1,024.75	2.27	11.43

	Beginning Account Value 2/01/08	Ending Account Value 7/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Global Fund — Institutional Class				
Actual Fund Return	$1,000.00	$ 985.20	1.97%	$ 9.72
Hypothetical 5% Return	1,000.00	1,015.07	1.97	9.87
Old Mutual Clay Finlay China Fund — Class A				
Actual Fund Return	1,000.00	907.10	1.95	9.25
Hypothetical 5% Return	1,000.00	1,024.77	1.95	9.82
Old Mutual Clay Finlay China Fund — Class C				
Actual Fund Return	1,000.00	903.70	2.70	12.78
Hypothetical 5% Return	1,000.00	1,024.73	2.70	13.59
Old Mutual Clay Finlay China Fund — Class Z				
Actual Fund Return	1,000.00	908.40	1.70	8.07
Hypothetical 5% Return	1,000.00	1,024.78	1.70	8.56
Old Mutual Clay Finlay China Fund — Institutional Class				
Actual Fund Return	1,000.00	909.60	1.40	6.65
Hypothetical 5% Return	1,000.00	1,017.90	1.40	7.02
Old Mutual Clay Finlay Emerging Markets Fund — Class A				
Actual Fund Return	1,000.00	928.90	2.00	9.59
Hypothetical 5% Return	1,000.00	1,024.76	2.00	10.07
Old Mutual Clay Finlay Emerging Markets Fund — Class C				
Actual Fund Return	1,000.00	925.70	2.75	13.17
Hypothetical 5% Return	1,000.00	1,024.73	2.75	13.84

	Beginning Account Value 2/01/08	Ending Account Value 7/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Clay Finlay Emerging Markets Fund — Class Z				
Actual Fund Return	$1,000.00	$ 929.90	1.75%	$ 8.40
Hypothetical 5% Return	1,000.00	1,024.78	1.75	8.81
Old Mutual Clay Finlay Emerging Markets Fund — Institutional Class				
Actual Fund Return	1,000.00	932.00	1.25	6.00
Hypothetical 5% Return	1,000.00	1,018.65	1.25	6.27
Old Mutual Copper Rock Fund — Class A				
Actual Fund Return	1,000.00	922.40	1.67	7.98
Hypothetical 5% Return	1,000.00	1,024.78	1.67	8.41
Old Mutual Copper Rock Fund — Class C				
Actual Fund Return	1,000.00	928.40	2.42	11.60
Hypothetical 5% Return	1,000.00	1,024.74	2.42	12.18
Old Mutual Copper Rock Fund — Class Z				
Actual Fund Return	1,000.00	924.60	1.42	6.79
Hypothetical 5% Return	1,000.00	1,024.64	1.42	7.15
Old Mutual Copper Rock Fund — Institutional Class				
Actual Fund Return	1,000.00	925.00	1.22	5.84
Hypothetical 5% Return	1,000.00	1,018.80	1.22	6.12
Old Mutual International Bond Fund — Institutional Class				
Actual Fund Return	1,000.00	1,022.70	0.95	4.78
Hypothetical 5% Return	1,000.00	1,024.82	0.95	4.78

	Beginning Account Value 2/01/08	Ending Account Value 7/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual International Equity Fund — Class A				
Actual Fund Return	$1,000.00	$ 934.50	1.52%	$ 7.31
Hypothetical 5% Return	1,000.00	1,024.79	1.52	7.65
Old Mutual International Equity Fund — Class C				
Actual Fund Return	1,000.00	930.00	2.27	10.89
Hypothetical 5% Return	1,000.00	1,024.75	2.27	11.43
Old Mutual International Equity Fund — Class Z				
Actual Fund Return	1,000.00	934.90	1.27	6.11
Hypothetical 5% Return	1,000.00	1,024.80	1.27	6.39
Old Mutual International Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	936.00	1.02	4.91
Hypothetical 5% Return	1,000.00	1,019.79	1.02	5.12
Old Mutual Provident Fund — Institutional Class				
Actual Fund Return	1,000.00	1,021.90	1.15	5.78
Hypothetical 5% Return	1,000.00	1,024.81	1.15	5.79

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of July 31, 2008 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
L. Kent Moore (Age: 52)	Chairman of the Board and Trustee	Since 2004	Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), since 2005. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 – 2005.	30	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long Short Fund, and Old Mutual Funds III.
John R. Bartholdson (Age: 63)	Trustee	Since 2004	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – 2007.	61	Old Mutual Insurance Series Fund, Old Mutual Funds II, Old Mutual Funds III, ING Clarion Real Estate Income Fund, and ING Clarion Global Real Estate Income Fund.
Robert M. Hamje (Age: 66)	Trustee	Since 2004	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	30	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long-Short Fund, and Old Mutual Funds III.
Jarrett B. Kling (Age: 65)	Trustee	Since 2004	Managing Director, ING Clarion Real Estate Securities (investment adviser).	30	Hirtle Callaghan Trust, ING Clarion Real Estate Income Fund, ING Clarion Global Real Estate Income Fund, ING Clarion, and Old Mutual Funds III.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

INTERESTED TRUSTEE AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Julian F. Sluyters** (Age: 48)	Interested Trustee, President, and Principal Executive Officer	Since 2006	Chief Executive Officer (June 2008 – present), President (2006 – present), and Chief Operating Officer (2006 – June 2008), Old Mutual Capital, Inc. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.	30	Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, and Old Mutual Funds III.
Walter W. Driver, Jr.*** (Age: 63)	Advisory Trustee	Since 2006	Chairman – Southeast, Goldman Sachs & Co., since January 2006. Chairman, King & Spalding LLP (law firm), 1970 – 2006.	30	Total Systems Services, Inc. and Equifax, Inc.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** Mr. Sluyters is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of the Adviser.

*** Mr. Driver commenced service as a Trustee in May 2005. Effective January 20, 2006, he resigned as a Trustee. Effective January 23, 2006, the Board appointed Mr. Driver an Advisory Trustee of the Trust, with no voting rights.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Robert T. Kelly (Age: 39)	Treasurer and Principal Financial Officer	Since 2006	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – 2006.
James F. Lummanick (Age: 60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Chief Compliance Officer, Old Mutual Funds III, since March 2008. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 – 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 – 2004.
Andra C. Ozols (Age: 47)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc., since 2005. Executive Vice President (2004 – May 2005), General Counsel and Secretary (2002 – 2005 and January 1998 – October 1998), and Vice President (2002 – 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 – 2005). Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005) and Vice President (2002 – 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 – 2005).
Karen S. Proc (Age: 38)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 – 2005.
Kathryn A. Burns (Age: 31)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager (2004 – July 2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.
Robert D. Lujan (Age: 41)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 – July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 – 2003.

* Officer of the Trust until such time as his or her successor is duly elected and qualified.

Considerations of the Board in Approving Investment Advisory Agreements and Investment Sub-Advisory Agreements (Unaudited)

Summary of Advisory and Sub-Advisory Agreements Approved by the Board

Old Mutual Analytic Fund (f/k/a Old Mutual Analytic Defensive Equity Fund) (the "Analytic Fund").

On May 22, 2008, the Board approved the renewal, on behalf of the Analytic Fund, of the advisory agreement (the "Analytic Advisory Agreement"), between the Old Mutual Funds I (the "Trust") and Old Mutual Capital, Inc. ("OMCAP"), as well as the renewal of the sub-advisory agreement (the "Analytic Sub-Advisory Agreement") among the Trust, OMCAP, and Analytic Investors, LLC ("Analytic"), with each to continue in effect through July 31, 2009.

Old Mutual Analytic Global Fund (f/k/a/ Old Mutual Analytic Global Defensive Equity Fund) (the "Analytic Global Fund").

On May 22, 2008, the Board approved the renewal, on behalf of the Analytic Global Fund, of the advisory agreement (the "Analytic Global Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreement (the "Analytic Global Sub-Advisory Agreement") among the Trust, OMCAP, and Analytic, with each to continue in effect through July 31, 2009.

Old Mutual Copper Rock Emerging Growth Fund (the "Copper Rock Fund").

On May 22, 2008, the Board approved the renewal, on behalf of the Copper Rock Fund, of the advisory agreement (the "Emerging Growth Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreement (the "Emerging Growth Sub-Advisory Agreement") among the Trust, OMCAP, and Copper Rock Capital Partners, LLC ("Copper Rock"), with each to continue in effect through July 31, 2009.

Old Mutual International Equity Fund (the "International Equity Fund").

On May 22, 2008, the Board approved the renewal, on behalf of the International Equity Fund, of the advisory agreement (the "International Equity Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreements (the "International Equity Sub-Advisory Agreements") among the Trust, OMCAP, and Clay Finlay, LLC ("Clay Finlay") and the Trust, OMCAP, and Acadian Asset Management, LLC ("Acadian") with each to continue in effect through July 31, 2009.

Old Mutual Clay Finlay China Fund (the "China Fund").

On May 22, 2008, the Board approved the renewal, on behalf of the China Fund, of the advisory agreement (the "China Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreement (the "China Sub-Advisory Agreement") among the Trust, OMCAP, and Clay Finlay, with each to continue in effect through July 31, 2009.

Old Mutual Clay Finlay Emerging Markets Fund (the "Emerging Markets Fund").

On May 22, 2008, the Board approved the renewal, on behalf of the Emerging Markets Fund, of the advisory agreement (the "Emerging Markets Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreement (the "Emerging Markets Sub-Advisory Agreement") among the Trust, OMCAP, and Clay Finlay, with each to continue in effect through July 31, 2009.

The following discussion outlines the background of the proposals and the Board's considerations.

Description of Advisor

Old Mutual Capital, Inc.

OMCAP was formed and registered as an investment advisor with the Securities and Exchange Commission ("SEC") in May 2004. OMCAP is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a wholly-owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly-owned subsidiary of Old Mutual plc, a London-exchange-listed international financial services firm. As of July 31, 2008, OMCAP managed approximately $3.4 billion in mutual fund assets. OMCAP has served as investment advisor to the Trust since its inception and is an affiliate of the Sub-Advisors through common ownership by OMUSH.

Description of the Sub-Advisors (each, a "Sub-Advisor and, collectively, the "Sub-Advisors")

Acadian, a Delaware limited liability company located at One Post Office Square, 20th Floor, Boston, Massachusetts 02109, has provided investment management services since 1977. As of June 30, 2008, Acadian had $77.4 billion in assets under management. Acadian is a majority-owned subsidiary of OMUSH.

Analytic, a Delaware limited liability company located at 555 West Fifth Street, 50th Floor, Los Angeles, California 90013, has provided investment management services since 1970. As of July 31, 2008, Analytic had $11.3 billion in assets under management. Analytic is a majority-owned subsidiary of OMUSH.

Clay Finlay, a Delaware limited liability company located at 12 East 49th Street, 32nd Floor, New York, New York 10017, is a global equity management firm founded in 1982 and headquartered in New York, with offices in London and Tokyo. As of June 30, 2008, Clay Finlay had $4.3 billion in assets under management. Clay Finlay is a majority-owned subsidiary of OMUSH.

Copper Rock, a Delaware limited liability company located at 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116, has provided investment management services since 2005. As of June 30, 2008, Copper Rock held discretionary management authority with respect to approximately $2.6 billion in assets under management. Copper Rock is a majority-owned subsidiary of OMUSH.

Considerations of the Board

This section describes the factors considered by the Board of Trustees of the Trust (the "Board" or the "Trustees") in approving the renewal of the following agreements (collectively, the "Agreements') through July 31, 2009: (1) the Analytic Advisory Agreement and Analytic Sub-Advisory Agreement; (2) the Analytic Global Advisory Agreement and Analytic Global Sub-Advisory Agreement; (3) the Emerging Growth Advisory Agreement and Emerging Growth Sub-Advisory Agreement; (4) the International Equity Advisory Agreement and International Equity Sub-Advisory Agreements; (5) the China Advisory Agreement and China Sub-Advisory Agreement; and (6) the Emerging Markets Advisory Agreement and Emerging Markets Sub-Advisory Agreement. (The Analytic Fund, the Analytic Global Fund, the Emerging Markets Fund, the International Equity Fund, the China Fund, and the Emerging Growth Fund are referred to hereinafter, collectively, as the "Portfolios").

In determining whether it was appropriate to approve the Agreements, the Board requested information, provided by the Advisor and each Sub-Advisor, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board received reports prepared by Lipper, Inc. ("Lipper"), a mutual fund statistical service, detailing comparative mutual fund advisory fees, expenses levels, and performance rankings (the "Lipper Report(s)"). In considering the fairness and reasonableness of the Agreements, the Board reviewed numerous factors, with respect to each applicable Portfolio separately, including the following:

- the nature of the services to be provided under the Advisory and Sub-Advisory Agreements;

- the requirements of each Portfolio for the services provided by the Advisor and the Sub-Advisors;

- the quality of the services provided, including information contained in the Advisor's and Sub-Advisors' 15(c) responses and/or the Lipper Report(s) comparing the performance results of the Portfolios, as well as those of appropriate market indices;

- the fees payable for the services;

- advisory fee levels compared to other similar investment accounts managed by the Advisor and the Sub-Advisors;

- the total expenses of each Portfolio compared to those of each Portfolio's respective peer group;

- the commitment of the Advisor to cap certain Portfolio expenses through the contractual deferral of advisory fees and/or reimbursement of expenses, and the fact that the Advisor may seek payment of such deferred fees or reimbursement of such absorbed expenses within a specified period of time after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;

- the financial condition of the Advisor and the Sub-Advisors, including financial statements and profitability analyses provided by each;

- fall-out benefits received by the Advisor and Sub-Advisors, including sources of revenue to the Advisor's affiliates through administration fees, website services fees, and retention of a portion of the sales charge on Class A shares;

- soft dollar benefits which may enhance the ability of the Advisor or the Sub-Advisors to obtain research and brokerage services through soft dollar Trust trades which, in turn, may inure to the benefit of their other clients;

- portfolio management statistics such as portfolio turnover and brokerage commission expenses;

- OMCAP's role as Advisor to the Trust, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;

- the economies of scale available to the Advisor and the Sub-Advisors and the resulting economies of scale passed on to shareholders;

- the capabilities of the Advisor and the Sub-Advisors, including personnel resources;

- fees charged by the Advisor to funds, other than those of the Trust, which are managed by the Advisor;

- current economic and industry trends; and

- the overall balance of shareholder benefits versus Advisor and Sub-Advisor benefits.

CONSIDERATIONS OF THE BOARD IN APPROVING INVESTMENT ADVISORY AGREEMENTS AND INVESTMENT SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Current management fees and effective management fees after expense limitations were reviewed in the context of OMCAP's costs of providing services and its profitability. In addition, the Trustees reviewed the Lipper Report(s), comparing a Portfolio's expense ratio, advisory fee, and performance with comparable mutual funds. The Trustees noted that most of the Portfolios were relatively new and that the Advisor had not yet realized a profit in each case. Similarly, the Trustees reviewed the costs of each Sub-Advisor in providing the services and the profitability to each Sub-Advisor with respect to each Portfolio.

In connection with the approval of the renewal of the Analytic Advisory Agreement and the Analytic Sub-Advisory Agreement to continue in effect with respect to the Analytic Fund through July 31, 2009, the Trustees considered the fact that the total current operating expenses of the Analytic Fund of 1.30%, excluding service fees, dividend expense on short sales and interest expense, ranked the Analytic Fund 3rd out of a peer group of 6 funds.

The Trustees considered the fact that the contractual advisor management fee for the Analytic Fund was lower than four funds in the Fund's peer group and higher than one fund in its peer group. The Trustees considered the fact that the total return performance for the Analytic Fund of –8.91% for the one-year ended March 31, 2008 was better than two funds in the Fund's peer group but below three funds in the peer group. The Trustees considered the fact that the total return performance of the Analytic Fund of 0.10% for the two-year period ended March 31, 2008 was better than two funds in the peer group but below two funds in the peer group, and it considered the fact that the total return performance of the Analytic Fund of 3.73% for the three-year period ended March 31, 2008 was better than one fund in its peer group but below two funds in the peer group.

In connection with the approval of the renewal of the Analytic Global Advisory Agreement and the Analytic Global Sub-Advisory Agreement to continue in effect with respect to the Analytic Global Fund through July 31, 2009, the Trustees considered the fact that the total current operating expenses of the Analytic Global Fund of 1.70%, excluding service fees, dividend expense on short sales and interest expense, ranked the Analytic Global Fund sixth out of a peer group of seven funds.

The Trustees considered the fact that the contractual advisor management fee for the Analytic Global Fund was lower than three funds in the Portfolio's peer group and higher than three funds in its peer group. The Trustees considered the fact that the total return performance for the Analytic Global Fund of –12.91% for the one-year ended March 31, 2008 was below the other funds in the peer group. The Board considered the fact that the total return performance of the Analytic Global Fund of –0.47% for the period since inception and ended March 31, 2008 was below the other funds in its peer group. The Board considered the continuing efforts of OMCAP with respect to performance.

In connection with the approval of the renewal of the Emerging Growth Advisory Agreement and the Emerging Growth Sub-Advisory Agreement to continue in effect with respect to the Emerging Growth Fund through July 31, 2009, the Trustees considered the fact that the total current operating expenses of the Emerging Growth Fund of 1.42%, excluding service fees, ranked the Emerging Growth Fund eighth out of a peer group of 13 funds. The Board considered the continuing efforts of OMCAP with respect to performance.

The Trustees considered the fact that the contractual advisor management fee for the Emerging Growth Fund was lower than nine funds in the Portfolio's peer group and higher than three funds in its peer group. The Trustees considered the fact that the total return performance for the Emerging Growth Fund of –12.78% for the one-year ended March 31, 2008 was better than five funds in the Fund's peer group but below seven funds in the peer group. The Trustees considered the fact that the total return performance of the Emerging Growth Fund of –6.76% for the two-year period ended March 31, 2008 was better than four funds in the Fund's peer group but below eight funds in the peer group. The Trustees considered the fact that the total return performance of 1.98% for the period since inception and ended March 31, 2008 was better than nine funds in its peer group but below three other funds in its peer group.

In connection with the approval of the renewal of the International Equity Advisory Agreement and the International Equity Sub-Advisory Agreements to continue in effect with respect to the International Equity Fund through July 31, 2009, the Trustees considered the fact that the total current operating expenses of the International Equity Fund of 1.27%, excluding service fees, ranked the International Equity Fund third out of a peer group of 11 funds.

The Trustees considered the fact that the contractual advisor management fee for the International Equity Fund was lower than four funds in the Portfolio's peer group and higher than six funds in its peer group. The Trustees considered the fact that the total return performance for the International Equity Fund of –6.81% for the one-year ended March 31, 2008 was better than one fund in the Fund's peer group but below ten funds in the peer group. The Trustees considered the fact that the total return performance of the Emerging Growth Fund of 6.46% for the two-year period ended March 31, 2008 was below the other seven funds in the peer group. The Trustees considered the fact that the total return performance of 9.67% for the period since inception and ended March 31, 2008 was below the other seven other funds in its peer group.

In connection with the approval of the renewal of the China Advisory Agreement and the China Sub-Advisory Agreement to continue in effect with respect to the China Fund through July 31, 2009, the Trustees considered the fact that the total current operating expenses of the China Fund of 1.70%, excluding service fees, ranked the China Fund seventh out of a peer group of eight funds.

The Trustees considered the fact that the contractual advisor management fee for the China Fund was higher than the other seven funds in its peer group. The Trustees considered the fact that the total return performance for the China Fund of 13.87% for the one-year ended March 31, 2008 was better than one fund in the Fund's peer group but below six funds in the peer group. The Trustees considered the fact that the total return performance of the China Fund of 30.05% for the two-year period ended March 31, 2008 was better than four funds in the Fund's peer group but below three funds in the peer group. The Trustees considered the fact that the total return performance of 38.98% for the period since inception and ended March 31, 2008 was better than four funds in its peer group but below two other funds in its peer group.

In connection with the approval of the renewal of the Emerging Markets Advisory Agreement and the Emerging Markets Sub-Advisory Agreement to continue in effect with respect to the Emerging Markets Fund through July 31, 2009, the Trustees considered the fact that the total current operating expenses of the Emerging Markets Fund of 1.75%, excluding service fees, ranked the Emerging Markets Fund fourth out of a peer group of nine funds.

The Trustees considered the fact that the contractual advisor management fee for the Emerging Markets Fund was lower than six other funds in its peer group but higher than two funds in the group. The Trustees considered the fact that the total return performance for the Emerging Markets Fund of 13.94% for the one-year ended March 31, 2008 was better than two funds in the Fund's peer group but below six funds in the peer group. The Trustees considered the fact that the total return performance of the Emerging Markets Fund of 19.51% for the two-year period ended March 31, 2008 was better than two funds in the Fund's peer group but below three funds in the peer group. The Trustees considered the fact that the total return performance of 23.71% for the period since inception and ended March 31, 2008 was better than two funds in its peer group but below three other funds in its peer group.

The Trustees considered the profitability of the Portfolios to OMCAP and the Sub-Advisors, noting the indirect profits attributed to the Adviser and its parent derived from sub-advisory fees. The Trustees also considered the effect of receipt of soft dollar, or soft commission, benefits and other fall-out benefits that OMCAP and the Sub-Advisors may realize through their management of the Portfolios.

Board Approvals

The Board reviewed additional information provided by the Advisor and the Sub-Advisors. Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that renewal of the agreements was consistent with the best interests of each Portfolio, as applicable, and shareholders. The Board, including all of the trustees who are not "interested persons" of the Trust, voting separately at meetings held in-person, unanimously approved the Agreements on the basis of the foregoing review and discussions. The Board concluded, among other things:

- that the level of fees to be charged by the Advisor to the Portfolios is comparable to the fees charged by the Advisor to the other similar funds it advises, as well as to fees charged by other investment advisors and investment sub-advisors to other funds with similar investment or allocation strategies, and is therefore reasonable, considering the services provided by the Advisor and the Sub-Advisors;

- that each Portfolio's performance was competitive with that of its performance peer group;

- that each Sub-Advisor is under common control with the Advisor, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that the Advisor's willingness to voluntarily defer its fees and reimburse expenses to reduce Portfolio expenses indicates a high level of commitment on the part of the Advisor;

- that the profitability of each Portfolio to the Advisor and each Sub-Advisor, when positive, was reasonable in light of all the circumstances;

- that the Advisory Agreements (with respect to each Portfolio except the Analytic Fund and the Emerging Growth Fund) contain breakpoints, which will allow shareholders to realize economies of scale as the Portfolios' assets increase;

- that certain economies of scale factor in approving the Agreements at the present time;

- that, because of the Copper Rock Fund's capacity constraints and the Analytic Fund's and Analytic Global Fund's complexity and the level of oversight required with respect thereto, it was premature to consider economies of scale as a factor in approving the renewal of the Advisory Agreement with respect to such Portfolios;

- that the Advisor and Sub-Advisors are experienced and possess significant experience in managing particular asset classes;

- that the Advisor and the Sub-Advisors have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Portfolios, including the retention of personnel with relevant investment management experience;

- that the Advisor and Sub-Advisors appear to have overall high quality in terms of their personnel, operations, financial condition, investment management capabilities, methodologies and performance;

- that the website and administrative fees are competitive;

- that the sales charge for Class A shares, of which the Advisor's affiliated broker-dealer retained only a portion, was competitive; and

- that the receipt of research and brokerage services through soft dollar Trust trades would strengthen the investment management resources of the Advisor, which might ultimately benefit the Portfolios, as well as other funds within the Trust and in the Old Mutual complex.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 **OLD MUTUAL**

Funds distributed by Old Mutual Investment Partners
R-08-354 09/2008